     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 5, 1999.


                                                      REGISTRATION NO. 333-70621
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           -------------------------

                               AUTOBYTEL.COM INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                               7375                              33-0711569
    (STATE OR OTHER JURISDICTION         (PRIMARY STANDARD INDUSTRIAL                (IRS EMPLOYER
 OF INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)             IDENTIFICATION NUMBER)

                           18872 MACARTHUR BOULEVARD
                         IRVINE, CALIFORNIA 92612-1400
                                 (949) 225-4500
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

             MARK W. LORIMER, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                               AUTOBYTEL.COM INC.
                           18872 MACARTHUR BOULEVARD
                         IRVINE, CALIFORNIA 92612-1400
                                 (949) 225-4500
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

              THOMAS R. POLLOCK, ESQ.                          CHRISTOPHER L. KAUFMAN, ESQ.
              BRIGITTE LIPPMANN, ESQ.                             LAURA I. BUSHNELL, ESQ.
       PAUL, HASTINGS, JANOFSKY & WALKER LLP                         LATHAM & WATKINS
                  399 PARK AVENUE                                 135 COMMONWEALTH DRIVE
             NEW YORK, NEW YORK 10022                          MENLO PARK, CALIFORNIA 94025
                  (212) 318-6000                                      (650) 328-4600

     APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                            ------------------------


                        CALCULATION OF REGISTRATION FEE



----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
                                                           PROPOSED MAXIMUM           PROPOSED
TITLE OF EACH CLASS OF                AMOUNT TO BE        OFFERING PRICE PER     AGGREGATE OFFERING         AMOUNT OF
SECURITIES TO BE REGISTERED          REGISTERED(1)             SHARE(2)               PRICE(2)         REGISTRATION FEE(3)
----------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.001
 per share......................    5,175,000 Shares            $18.00              $93,150,000             $25,895.70
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------



(1) Includes 675,000 shares that may be sold upon exercise of the underwriters' over-allotment option.


(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933, as amended.


(3) Of this registration fee, $23,018.40 has been previously paid.

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                           SUBJECT TO COMPLETION

                                                                   MARCH 5, 1999


                                4,500,000 SHARES

                                      LOGO
                               AUTOBYTEL.COM INC.

                                  COMMON STOCK


We are offering 3,500,000 shares of our common stock. The selling stockholders identified in this prospectus are offering an additional 1,000,000 shares. We will not receive any of the proceeds from the sale of shares by the selling stockholders. There is currently no public market for our common stock. We expect that the public offering price will be between $16.00 and $18.00 per share. The market price of our common stock after this offering may be higher or lower than the actual price at which the shares of our common stock will be sold in this offering.



Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "ABTL."



INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.



Autobytel.com has received from international strategic investors indications of interest for the purchase of up to 250,000 shares at the initial public offering price. The sale of these shares will not be subject to the underwriting agreement between Autobytel.com and the underwriters. Accordingly, no underwriting discounts will apply to the sale of these shares.



                                                       PER SHARE     TOTAL
                                                       ---------    --------
Public Offering Price................................   $           $
Underwriting Discounts...............................   $           $
Proceeds, before expenses, to Autobytel.com..........   $           $
Proceeds, before expenses, to the selling
  stockholders.......................................   $           $


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 675,000 shares of common stock to cover any over-allotments. If the underwriters exercise the over-allotment option in full,
these stockholders will receive $          from the proceeds.

BT ALEX. BROWN
                        LEHMAN BROTHERS

                                                        PAINEWEBBER INCORPORATED

                                            , 1999

GATEFOLD
--------

Purchase Request Process utilizes easy-to-use online forms that enable consumers to choose their desired vehicle and options. The purchase request is then routed to the nearest Autobytel.com participating dealer, whom we expect to promptly contact the customer with a haggle-free, competitive offer.

Research allows consumers to empower themselves by gathering up-to-date, useful information regarding vehicles, vehicle pricing and other related topics from Autobytel.com's comprehensive network of automobile information sources.

Dealer Real Time(tm) is a extranet used exclusively by Autobytel.com and its participating dealers that delivers the purchase requests from consumers to Autobytel.com dealers in real time. It notifies dealers when new purchase requests have been received, enables dealers to efficiently manage the purchase process and allows dealers to load their pre-owned vehicle inventories directly to the network.

Pre-Owned Vehicle Purchasing is simplified through Autobytel.com's Pre-Owned CyberStore, which enables consumers to search for vehicles according to specific search parameters such as the price, make, model, mileage, year and location of the vehicle. CyberStore locates and displays the description, location and actual photograph of all vehicles that satisfy the search parameters.

INSIDE COVER
------------

New Cars
Consumers can shop for and select a new vehicle that specifically fits their needs using Autobytel.com.

Pre-Owned CyberStore
Consumers can search for, view and select a certified, pre-owned vehicle through CyberStore.

Research
Pricing information, consumer reports, "test drives" and up-to-date automotive industry information help consumers make informed and intelligent buying decisions.

Finance
Consumers can research loan and leasing information and receive online approval.

Insure
Consumers can receive insurance quotes and obtain approval online.

Rewards
Mobalist Rewards and its affiliate programs allow members to earn credits toward the purchase of a new or pre-owned car through Autobytel.com.

Warranty
Consumers can purchase extended warranty and mechanical breakdown insurance through our online affiliates.

My Area
Consumers can keep track of their current cars, watch expenses and plan future "dream car" purchases through this personalized homepage.

                               PROSPECTUS SUMMARY


     In addition to this summary, you should read the more detailed information appearing elsewhere in this prospectus, including the "Risk Factors" section and the Consolidated Financial Statements and Notes thereto.



                                 AUTOBYTEL.COM



     We are a leading, branded Internet site for new and pre-owned vehicle information and purchasing services. Through our Web site, www.autobytel.com, consumers can research pricing, specifications and other information regarding new and pre-owned vehicles. When consumers indicate they are ready to buy, they can be connected to Autobytel.com's network of over 2,700 dealers in North America, with each dealer representing a franchise for a particular vehicle make. Dealers participate in our network by entering into non-exclusive contracts with us. We expect our dealers to provide a haggle-free, competitive offer. We provide our services free of charge to consumers and derive substantially all of our revenues from fees paid by participating dealers.


     We believe our services benefit both consumers and participating dealers in the following ways:

     - we supply consumers with information they can use to make an informed and intelligent vehicle purchasing decision,

     - we provide consumers a convenient buying experience,

     - we provide consumers access to a broad range of related services such as insurance, financing and leasing through our Web site,

     - we reduce our participating dealers' costs by directing to them large volumes of potential automotive buyers, and


     - we train our dealers to appropriately deal with knowledgeable Internet consumers.



     We introduced our new vehicle purchasing services in May 1995 and our Certified Pre-Owned CyberStore program in April 1997. Our new vehicle purchasing service enables consumers to shop for and select a new vehicle through our Web site by providing research on new vehicles such as pricing, features, specifications and colors. When consumers indicate they are ready to buy, they can complete a purchase request online. A purchase request is an online inquiry a consumer makes to receive a price quote for a specific vehicle from one of the dealers in our network. The CyberStore allows consumers to search for a pre-owned vehicle according to the price, make, model, color, year and location of the vehicle. The CyberStore locates and displays the descriptions, locations and actual photographs of all vehicles that satisfy the consumers' search parameters.



     According to CNW Marketing/Research, an independent research organization, United States consumers spent over $657 and $667 billion on new and pre-owned vehicles representing the sale of over 60.0 and 60.3 million vehicles in 1997 and 1998, respectively. Although automotive retailing attracts significant consumer dollars, we believe that consumers associate the traditional vehicle buying experience with high-pressure sales tactics. In the United States, new vehicles are traditionally sold through face-to-face, negotiated transactions at approximately 49,000 dealerships franchised by manufacturers. Approximately 40% of pre-owned vehicles are also sold through these dealerships. Our company was founded with the objective of significantly improving the purchasing process for consumers and dealers.

     Since inception, we have successfully expanded our dealer network to over 2,700 dealers and have directed approximately 2.5 million purchase requests to our dealer network. During 1998, we directed over 1.3 million purchase requests to our dealers. We believe that our dealer network experiences a high closing ratio due to the quality of purchase requests generated through our Web site, our high quality dealer network, and our dealer training and support. The dealers in our network use our online information platform, the Dealer Real Time system. The Dealer Real Time system is an Internet-based communications platform that provides dealers with immediate purchase request information, the ability to track customers and purchase requests, and other value-added features, including automatic uploading of pre-owned vehicle inventory into our database. We believe that the Dealer Real Time system gives dealers a competitive advantage compared to delivering purchase requests by fax.


     We have developed strategic marketing, advertising, development and distribution affiliations with other companies, including:


     - Internet search engine providers, such as Excite, Inc.,



     - cable service providers, such as MediaOne Interactive Services, Inc.,


     - international automotive distributors, such as Inchcape Automotive Limited and Bilia AB,


     - Internet providers of vehicle pricing and specification information, such as Edmund's Publications Corp., Kelley Blue Book, Pace Publications, Inc. and IntelliChoice, Inc., and


     - financing and insurance providers, such as Chase Manhattan Automotive Finance Corporation, General Electric Capital Auto Financial Services, Inc. and New Hampshire Insurance Corporation, a member company of the American International Group.


     We have received indications of interest from strategic investors, including companies with international automotive operations, for the purchase of up to 250,000 shares at the initial public offering price. We are seeking to enter into agreements with these companies to provide for, among other things, the organization and establishment of our international operations through the formation of joint ventures and licenses for the use of our name and systems in international locations.



     We are a Delaware corporation incorporated on May 17, 1996. We were previously formed in Delaware in January 1995 as a limited liability company under the name Auto-By-Tel LLC. Our principal executive offices are located at 18872 MacArthur Boulevard, Irvine, California 92612-1400, and our telephone number is (949) 225-4500. Our Web site is located at www.autobytel.com.

                                  THE OFFERING


     The information below is stated as of December 31, 1998. Investors should be aware that the aggregate number of shares of common stock to be outstanding after the offering does not include 2,859,340 shares subject to outstanding options and 773,133 shares subject to outstanding warrants.



Common stock offered by Autobytel.com... 3,500,000 shares
Common stock offered by the selling
  stockholders.......................... 1,000,000 shares
Common stock to be outstanding after the
  offering.............................. 17,858,745 shares
Use of proceeds......................... For working capital and general corporate purposes
Nasdaq National Market symbol........... "ABTL"


                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     We have calculated pro forma net loss per share assuming the conversion on their date of issuance of the outstanding preferred stock into common stock. The as adjusted for the offering column reflects the receipt by Autobytel.com of the estimated net proceeds of $53.8 million from our sale of common stock offered hereby.



                                           INCEPTION
                                          (JANUARY 31,
                                            1995) TO       YEARS ENDED DECEMBER 31,
                                          DECEMBER 31,   -----------------------------
                                              1995        1996       1997       1998
                                          ------------   -------   --------   --------
STATEMENT OF OPERATION DATA:
Revenues................................    $   274      $ 5,025   $ 15,338   $ 23,826
                                            =======      =======   ========   ========
Loss from operations....................     (1,030)      (6,159)   (17,415)   (20,643)
                                            -------      -------   --------   --------
Net loss................................    $(1,030)     $(6,035)  $(16,810)  $(19,398)
                                            =======      =======   ========   ========
Basic net loss per share................    $ (0.12)     $ (0.73)  $  (2.03)  $  (2.30)
                                            =======      =======   ========   ========
Shares used in computing basic net loss
  per share.............................      8,250        8,252      8,291      8,423
Pro forma basic net loss per share......    $ (0.12)     $ (0.68)  $  (1.53)  $  (1.49)
                                            =======      =======   ========   ========
Shares used in computing pro forma basic
  net loss per share....................      8,250        8,849     10,967     13,008



                                                                 DECEMBER 31, 1998
                                                            ---------------------------
                                                                         AS ADJUSTED
                                                             ACTUAL    FOR THE OFFERING
                                                            --------   ----------------
BALANCE SHEET DATA:
Cash and cash equivalents.................................  $ 27,984       $ 81,754
Working capital...........................................    23,436         77,206
Total assets..............................................    34,207         87,977
Accumulated deficit.......................................   (43,273)       (43,273)
Stockholders' equity......................................    25,868         79,638

                                  RISK FACTORS


     You should read the following risk factors carefully before purchasing our common stock.



WE HAVE A HISTORY OF NET LOSSES AND EXPECT NET LOSSES FOR THE FORESEEABLE
FUTURE.



     We were formed in January 1995 as Auto-By-Tel LLC, and first received revenues from operations in March 1995. We therefore have a limited operating history upon which you may evaluate our operations and future prospects. Because of the recent emergence of the Internet-based vehicle information and purchasing industry, none of our executives has significant experience in the industry. This limited operating history and management experience means it is difficult for us to predict future operating results. We have incurred losses every quarter since inception and expect to continue to incur losses for the foreseeable future. We had an accumulated deficit of $43.3 million and $23.9 million as of December 31, 1998 and 1997, respectively. Our potential for future profitability must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in the early stages of development, particularly companies in new and rapidly evolving markets, such as the market for Internet commerce. To achieve profitability, we must, among other things:


     - generate increased vehicle buyer traffic to our Web site,

     - continue to send new and pre-owned vehicle purchase requests to dealers that result in sufficient dealer transactions to justify our fees,

     - continue to expand the number of dealers in our network and enhance the quality of dealers,

     - respond to competitive developments,

     - increase our brand name visibility,

     - successfully introduce new services,

     - continue to attract, retain and motivate qualified personnel, and

     - continue to upgrade and enhance our technologies to accommodate expanded service offerings and increased consumer traffic.

     We cannot be certain that we will be successful in achieving these goals.


WE MAY NEED TO REDUCE OUR PARTICIPATING DEALER TURNOVER.



     Substantially all of our revenues are derived from fees paid by subscribing dealerships under written marketing agreements with us having terms of one year or five years. These marketing agreements are cancelable at the option of either party upon 30 days notice. We cannot assure that dealers will not terminate their agreements with us. Subscribing dealers may terminate their relationship with us for any reason, including an unwillingness to accept our subscription terms or in order to join alternative marketing programs. Our business is dependent upon our ability to attract and retain qualified new and pre-owned vehicle dealers. During 1998, 556 subscribing dealers in the United States terminated their affiliation with us or were terminated by us. During 1998 we also added 1,323 subscribing dealers to our dealership network. In order for us to grow or maintain our dealer network, we may need to reduce dealer turnover.

WE MAY LOSE SUBSCRIBING DEALERS IF WE RECONFIGURE DEALER TERRITORIES.



     If the volume of purchase requests increases, we may need to reduce or reconfigure the exclusive territories currently assigned to dealerships in order to serve consumers more effectively. If a dealer is unwilling to accept a reduction or reconfiguration of its territory, it may terminate its relationship with us and could sue us to prevent such reduction or reconfiguration, or collect damages from us. We have experienced one such lawsuit -- for more details, see the section in this prospectus entitled "Business -- Litigation." A material decrease in the number of dealers subscribing to our network, slower than expected growth in the number of subscribing dealers, or litigation with dealers could have a material adverse effect on our business, results of operations and financial condition.



WE RELY HEAVILY ON OUR PARTICIPATING DEALERS TO PROMOTE OUR BRAND VALUE.



     We devote significant efforts to train participating dealerships in practices that are intended to increase consumer satisfaction. Our inability to train dealers effectively, or the failure by participating dealers to adopt recommended practices, respond rapidly and professionally to vehicle inquiries, or sell and lease vehicles in accordance with our marketing strategies, could result in low consumer satisfaction, damage our brand name and could materially and adversely affect our business, results of operations and financial condition.



OUR QUARTERLY FINANCIAL RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS.


     Our quarterly operating results may fluctuate due to many factors. Our expense levels are based in part on our expectations of future revenues which may vary significantly. We plan our business operations based on increased revenues and if our revenues do not increase faster than our expenses, our business, results of operations and financial condition will be materially and adversely affected. Other factors that may adversely affect our quarterly operating results include:

     - our ability to retain existing dealers, attract new dealers and maintain dealer and customer satisfaction,

     - the announcement or introduction of new or enhanced sites, services and products by us or our competitors,


     - general economic conditions and economic conditions specific to the Internet, online commerce or the automobile industry,



     - a decline in the usage levels of online services and consumer acceptance of the Internet and commercial online services for the purchase of consumer products and services such as those offered by us,


     - our ability to upgrade and develop our systems and infrastructure and to attract new personnel in a timely and effective manner,

     - the level of traffic on our Web site and other sites that refer traffic to our Web site,


     - technical difficulties, system downtime or Internet brownouts,


     - the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure,

     - governmental regulation, and

     - unforeseen events affecting the industry.

SEASONALITY IS LIKELY TO CAUSE FLUCTUATIONS IN OUR OPERATING RESULTS.



     To date, our quarter to quarter growth in revenues have offset any effects due to seasonality. However, we expect our business to experience seasonality as it matures. Seasonality in the automotive industry, Internet and commercial online service usage and advertising expenditures is likely to cause fluctuations in our operating results and could have a material adverse effect on our business, operating results and financial condition. We anticipate that purchase requests will typically increase during the first and third quarters when new vehicle models are introduced and will typically decline during the second and fourth quarters. Internet and commercial online service usage and the growth rate of such usage typically declines during the summer.



WE ARE IN AN INTENSELY COMPETITIVE MARKET.



     Our vehicle purchasing services compete against a variety of Internet and traditional vehicle purchasing services and automotive brokers. The market for Internet-based commercial services is new, and competition among commercial Web sites is expected to increase significantly in the future. Failure to achieve our competitive objectives would have a material adverse effect on our business, results of operations and financial condition. The Internet is characterized by minimal barriers to entry, and new competitors can launch new Web sites at relatively low cost. To compete successfully as an Internet-based commercial entity, we must significantly increase awareness of our services and brand name.



     We compete with other entities which maintain similar commercial Web sites including Autoweb.com, Cendant Membership Service, Inc.'s AutoVantage, Microsoft Corporation's Carpoint and Stoneage Corporation. Republic Industries, Inc., a large consolidator of dealers, has announced its intention to launch a Web site for marketing vehicles. We also compete indirectly against vehicle brokerage firms and affinity programs offered by several companies, including Costco Wholesale Corporation and Wal-Mart Stores, Inc. In addition, all major vehicle manufacturers have their own Web sites and many have recently launched or announced plans to launch online buying services, such as General Motors Corporation's BuyPower. We also compete with vehicle insurers, lenders and lessors as well as other dealers that are not part of our network. Such companies may already maintain or may introduce Web sites which compete with ours.


     We believe that the principal competitive factors in the online market are:

     - brand recognition,

     - speed and quality of fulfillment,

     - variety of value-added services,

     - ease of use,

     - customer satisfaction,

     - quality of service, and

     - technical expertise.

     We cannot assure that we can compete successfully against current or future competitors, many of which have substantially more capital, existing brand recognition, resources and access to additional financing. In addition, competitive pressures may result in increased marketing costs, decreased Web site traffic or loss of market share or otherwise may materially and adversely affect our business, results of operations and financial condition.


IF ANY OF OUR RELATIONSHIPS WITH KEY VENDORS TERMINATES, OUR PURCHASE REQUEST VOLUME COULD DECLINE.



     We depend on a number of strategic relationships to direct a substantial amount of purchase requests and traffic to our Web site. The termination of any of these relationships or any significant reduction in traffic to Web sites on which our services are advertised or offered, or the failure to develop additional referral sources, would have a material adverse effect on our business, results of operations and financial condition. We receive a significant number of purchase requests through a limited number of Internet search engines, such as Excite, and online automotive information providers, such as Edmund's and Kelley Blue Book. For example, in 1997 and 1998, approximately 49% and 34%, respectively, of our purchase requests came through Edmund's. We may not be able to maintain our relationship with Edmund's or other online service providers or find alternative, comparable marketing partners capable of originating significant numbers of purchase requests on terms satisfactory to us. In addition, we periodically negotiate revisions to existing agreements and these revisions could increase our costs in future periods. A number of our agreements with online service providers may be terminated without cause. Also, our agreement with Excite relating to our sponsorship of Netscape Communications Corporation's NetCenter Auto Channel is conditioned on Excite's NetCenter agreement with Netscape remaining in effect. The NetCenter agreement between Excite and Netscape can be terminated in the event of a change in control which may be triggered if America Online's proposed acquisition of Netscape occurs.



IF WE CAN NOT BUILD STRONG BRAND LOYALTY OUR BUSINESS MAY SUFFER.



     We believe that the importance of brand recognition will increase as more companies engage in commerce over the Internet. Development and awareness of the Autobytel.com brand will depend largely on our ability to obtain a leadership position in Internet commerce. If dealers do not perceive us as an effective channel for increasing vehicle sales, or consumers do not perceive us as offering reliable information concerning new and pre-owned vehicles, as well as referrals to high quality dealers, in a user-friendly manner that reduces the time spent for vehicle purchases, we will be unsuccessful in promoting and maintaining our brand. Our brand may not be able to gain widespread acceptance among consumers or dealers. Our failure to develop our brand sufficiently would have a material adverse effect on our business, results of operations and financial condition.



WE ARE DEPENDENT ON KEY PERSONNEL.


     Our future success depends on our ability to identify, hire, train and retain highly qualified sales and marketing, managerial and technical personnel. In addition, as we introduce new services we will need to hire a significant number of personnel. Competition for such personnel is intense, and we may not be able to attract, assimilate or retain such personnel in the future. The inability to attract and retain the necessary managerial, technical and sales and marketing personnel could have a material adverse effect on our business, results of operations and financial condition.

     Our business and operations are substantially dependent on the performance of our executive officers and key employees, some of whom are employed on an at-will basis and all of whom have worked together for only a short period of time. We maintain "key person" life insurance in the amount of $3.0 million on the life of Mark W. Lorimer, our

Chief Executive Officer and President. The loss of the services of Mr. Lorimer or Ann Marie Delligatta, Executive Vice President and Chief Operating Officer, or one or more of our other executive officers or key employees could have a material adverse effect on our business, results of operations and financial condition.


WE NEED TO MANAGE OUR GROWTH AND OUR ENTRY INTO NEW BUSINESS AREAS.



     We are expanding our operations in order to establish ourselves as a leader in the evolving market for Internet-based vehicle purchasing services. We may not be able to expand our operations in a cost-effective or timely manner or increase overall market acceptance. As of December 31, 1998, we had 180 employees, compared to 159 employees as of December 31, 1997, and 73 employees as of December 31, 1996. We believe establishing industry leadership requires us to:


     - test, introduce and develop new services and products, including enhancing our Web site,

     - expand the breadth of products and services offered,

     - expand our market presence through relationships with third parties, and

     - acquire new or complementary businesses, products or technologies.


     Our inability to generate satisfactory revenues from such expanded services or products to offset their cost could have a material adverse effect on our business, financial condition and results of operations.



WE FACE RISKS ASSOCIATED WITH FEDERAL OR STATE FRANCHISE LAWS.



     We believe that neither our relationship with our dealers nor our dealer subscription agreements constitute "franchises" under federal or state franchise laws and that we are not subject to the coverage of state and motor vehicle dealer licensing laws. However, in the event that any state's regulatory requirements relating to franchises or our method of business impose additional requirements on us or include us within an industry-specific regulatory scheme, we may be required to modify our marketing programs in such states in a manner which undermines the program's attractiveness to consumers or dealers, we may become subject to fines or other penalties or if we determine that the licensing and related requirements are overly burdensome, we may elect to terminate operations in such state. In each case, our business, results of operations and financial condition could be materially and adversely affected.



     A Federal district court in Michigan has ruled that our dealer subscription agreement is not a "franchise" under Michigan law. However, if our relationship or written agreement with our dealers were found to be a "franchise" under federal or state franchise laws, then we could be subjected to other regulations, such as franchise disclosure and registration requirements and limitations on our ability to effect changes in our relationships with our dealers. We also believe that our dealer marketing service does not qualify as an automobile brokerage activity and therefore state broker licensing requirements do not apply to us. In response to Texas Department of Transportation concerns, we modified our marketing program in that state to include a pricing model under which all subscribing dealerships in Texas are charged uniform fees based on the population density of their particular geographic area and to make our program open to all dealerships who wish to apply.

WE FACE RISKS ASSOCIATED WITH STATE LICENSING REQUIREMENTS.



     We currently hold financial broker licenses in the states of Florida, Indiana, Rhode Island and Wisconsin and have applied for renewals in the states of California and Colorado. We believe these are the only states that require us to have licenses in order to market our vehicle financing operations. If we are required to be licensed elsewhere, it may result in an expensive and time-consuming process that could divert the effort of management away from day-to-day operations. In the event other states require us to be licensed and we are unable to do so, or are otherwise unable to comply with regulations required by changes in current operations or the introduction of new services, we could be subject to fines or other penalties, and our business, results of operations and financial condition could be materially and adversely affected.



     We provide a link on our Web site to an online insurance application program offered by the American International Group. We receive fees from a member company of the American International Group in connection with this advertising activity. We do not believe that this activity requires us to be licensed under state insurance laws. The use of the Internet in the marketing of insurance products, however, is a relatively new practice. It is not clear whether or to what extent; state insurance licensing laws apply to activities similar to ours. Given these uncertainties, we currently hold, through a wholly-owned subsidiary, insurance agent licenses in California, Indiana, Nebraska, New Jersey, and Utah. We have applied for insurance agent licenses in the remaining thirty-two states that issue corporate licensing and are awaiting approval. In the event other states require us to be licensed and we are unable to do so, or are otherwise unable to comply with regulations required by changes in current operations or the introduction of new services, we could be subject to fines or other penalties, and our business, results of operations and financial condition could be materially and adversely affected.



EVOLVING GOVERNMENT REGULATIONS MAY REQUIRE FUTURE LICENSING OR RESULT IN ADMINISTRATIVE MONETARY FINES OR PENALTIES THAT MAY REDUCE OUR FUTURE EARNINGS.



     General Business: There are currently few laws or regulations that apply directly to the Internet. Because our business is dependent on the Internet, the adoption of new local, state, national or international laws or regulations may decrease the growth of Internet usage or the acceptance of Internet commerce which could, in turn, decrease the demand for our services and increase our costs or otherwise have a material adverse effect on our business, results of operations and financial condition.



     Tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in Internet commerce. New state tax regulations may subject us to additional state sales, use and income taxes.



     Licensing Risks: In a regulatory climate that is uncertain, our operations may be subject to direct and indirect adoption, expansion or reinterpretation of various domestic and foreign laws and regulations. Compliance with these future laws and regulations may require us to obtain appropriate licenses at an undeterminable and possibly significant initial monetary and annual expense. These additional monetary expenditures may increase future overhead, thereby potentially reducing our future results of operations.

     We have identified what we believe are the areas of domestic government regulation, which if changed, would be costly to us. These laws and regulations include federal and/or state franchise laws; motor vehicle brokerage licensing laws; insurance licensing laws; motor vehicle dealership licensing laws; and/or related consumer protection liability laws applicable to aspects of our business.



     Introduction of new services and/or expansion of our operations to foreign countries may require us to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate business licenses, filing of bonds, appointment of foreign agents and periodic business reporting activity. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of our products or services from being offered in a particular foreign country, thereby having an adverse affect on our results of operations.



OUR SUCCESS IS DEPENDENT ON OUR KEEPING PACE WITH ADVANCES IN TECHNOLOGY.



     The Internet and electronic commerce markets are characterized by rapid technological change, changes in user and customer requirements, frequent new service and product introductions embodying new technologies and the emergence of new industry standards and practices that could render our existing Web site and technology obsolete. If we are unable to adapt to changing technologies, our business, results of operations and financial condition could be materially and adversely affected. Our performance will depend, in part, on our ability to continue to enhance our existing services, develop new technology that addresses the increasingly sophisticated and varied needs of our prospective customers, license leading technologies and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our Web site, Dealer Real Time system and other proprietary technology entails significant technical and business risks. We may not be successful in using new technologies effectively or adapting our Web site, Dealer Real Time system, or other proprietary technology to customer requirements or to emerging industry standards.



WE ARE VULNERABLE TO INTERRUPTIONS OF OUR COMMUNICATIONS SYSTEMS.



     We host our Web site and Dealer Real Time system at our corporate headquarters in Irvine, California. Although we maintain redundant local offsite backup servers, all of our primary servers are located at our corporate headquarters and are vulnerable to interruption by damage from fire, earthquake, flood, power loss, telecommunications failure, break-ins and other events beyond our control. In the event that we experience significant system disruptions, our business, results of operations and financial condition would be materially and adversely affected. We have, from time to time, experienced periodic systems interruptions and anticipate that such interruptions will occur in the future. We maintain business interruption insurance which pays up to $6 million for the actual loss of business income sustained due to the suspension of operations as a result of direct physical loss of or damage to property at our offices. However, in the event of a prolonged interruption, this business interruption insurance may not be sufficient to fully compensate us for the resulting losses.

IF THE GROWTH IN THE USE OF THE INTERNET DECLINES, OUR BUSINESS MAY DECLINE.



     The market for Internet-based purchasing services has only recently begun to develop and is rapidly evolving. While many Internet commerce companies have grown in terms of revenue, few are profitable. We can not assure that we will be profitable. As is typical for a new and rapidly evolving industry, demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty and there are few proven services and products. Moreover, since the market for our services is new and evolving, it is difficult to predict the future growth rate, if any, and size of this market.



     The success of our services will depend upon the adoption of the Internet by consumers and dealers as a mainstream medium for commerce. While we believe that our services offer significant advantages to consumers and dealers, there can be no assurance that widespread acceptance of Internet commerce in general, or of our services in particular, will occur. Our success assumes that consumers and dealers who have historically relied upon traditional means of commerce to purchase or lease vehicles, and to procure vehicle financing and insurance, will accept new methods of conducting business and exchanging information. In addition, dealers must be persuaded to adopt new selling models and be trained to use and invest in developing technologies. Moreover, critical issues concerning the commercial use of the Internet, such as, ease of access, security, reliability, cost, and quality of service, remain unresolved and may impact the growth of Internet use. If the market for Internet-based vehicle marketing services fails to develop, develops slower than expected or becomes saturated with competitors, or if our services do not achieve market acceptance, our business, results of operations and financial condition will be materially and adversely affected.



THE PUBLIC MARKET FOR OUR COMMON STOCK MAY BE VOLATILE.



     Prior to this offering, there has been no public market for our common stock. We cannot assure that an active trading market will develop or be sustained or that the market price of the common stock will not decline. Even if an active trading market does develop, the market price of the common stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as:



     - actual or anticipated variations in our quarterly operating results,



     - announcements of new product or service offerings,



     - technological innovations,



     - competitive developments,



     - changes in financial estimates by securities analysts,



     - conditions and trends in the Internet and electronic commerce industries,



     - adoption of new accounting standards affecting the automotive industry, and



     - general market conditions and other factors.



     Further, the stock markets, and in particular the Nasdaq National Market, have experienced extreme price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies and have often been unrelated or disproportionate to the operating performance of such companies. The trading prices of many technology companies' stocks are at or near historical highs. We cannot assure that such high trading prices will be sustained. These broad market factors may adversely affect the market price of our common stock. In addition, general economic, political and market conditions such as recessions, interest rates or international currency fluctuations, may adversely affect the market price of the common stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against companies with public traded securities. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on our business, results of operations and financial condition.



WE HAVE RISKS ASSOCIATED WITH CHANGING LEGISLATION IN THE AUTOMOTIVE INDUSTRY.


     Our purchasing service may result in changing the way vehicles are sold which may be viewed as threatening by new and pre-owned vehicle dealers who do not subscribe to the Autobytel.com program. Such businesses are often represented by influential lobbying organizations, and such organizations or other persons may propose legislation which could impact the evolving marketing and distribution model which our service promotes. Should current laws be changed or new laws passed, our business, results of operations and financial condition could be materially and adversely affected. As we introduce new services, we may need to comply with additional licensing regulations and regulatory requirements.


     To date, we have not spent significant resources on lobbying or related government affairs issues but we may need to do so in the future. A significant increase in the amount we spend on lobbying or related activities would have a material adverse effect on our results of operations and financial condition.



WE HAVE RISKS ASSOCIATED WITH INTERNATIONAL EXPANSION.



     We intend to expand our new vehicle purchasing service to foreign markets through licensing our technology, business processes and tradenames and by establishing relationships with vehicle dealers and strategic partners located in foreign markets.



     However, we have had limited experience in providing our Internet-based marketing service abroad and we cannot be certain that we will be successful in introducing or marketing our services abroad. In addition, there are certain risks inherent in conducting business in international markets, such as:



     - changes in political conditions,



     - regulatory requirements,



     - potentially weaker intellectual property protections,



     - tariffs and other trade barriers, fluctuations in currency exchange rates, potentially adverse tax consequences,



     - difficulties in managing or overseeing foreign operations, and



     - educating consumers and dealers who may be unfamiliar with the benefits of online marketing and commerce.


One or more of such factors may have a material adverse effect on our current or future international operations and, consequently, on our business, results of operations and financial condition.

     By expanding our operations to various other countries, we may become subject to laws or treaties that regulate the marketing, distribution and sale of motor vehicles. We will need to spend our resources to determine whether the laws of the countries in which we seek to operate require us to modify, or prohibit the use of, our Autobytel.com system. In addition, the laws of other countries may impose licensing, bonding or similar requirements on us as a condition to doing business therein.

WE COULD FACE LIABILITY OR DISRUPTION FROM SECURITY BREACHES AND OTHER ELECTRONIC PROBLEMS.



     Our computer infrastructure is potentially vulnerable to physical or electronic computer break-ins, viruses and similar disruptive problems and security breaches. Any such problems or security breach could cause us to have liability to one or more third parties and disrupt all or part of our operations. Any of these events would have a material adverse effect on our business, results of operations and financial condition. A party who is able to circumvent our security measures could misappropriate proprietary information, jeopardize the confidential nature of information transmitted over the Internet or cause interruptions in our operations. Concerns over the security of Internet transactions and the privacy of users could also inhibit the growth of the Internet in general, particularly as a means of conducting commercial transactions. To the extent that our activities or those of third party contractors involve the storage and transmission of proprietary information such as personal financial information, security breaches could expose us to a risk of financial loss, litigation and other liabilities. Our insurance does not currently protect against such losses.



WE DEPEND ON CONTINUED IMPROVEMENTS IN OUR SYSTEMS AND IN THE INTERNET.



     If the Internet continues to experience significant growth in the number of users and the level of use, then the Internet infrastructure may not be able to continue to support the demands placed on it by such potential growth. The Internet may not prove to be a viable commercial medium because of inadequate development of the necessary infrastructure, timely development of complementary products such as high speed modems, delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity or increased government regulation.


     An unexpectedly large increase in the volume or pace of traffic on our Web site or the number of orders placed by customers may require us to expand and further upgrade our technology, transaction-processing systems and network infrastructure. We may not be able to accurately project the rate or timing of increases, if any, in the use of our Web site or expand and upgrade our systems and infrastructure to accommodate such increases. In addition, we cannot assure that our dealers will efficiently process purchase requests.


WE HAVE NO SPECIFIC PLAN FOR THE PROCEEDS OF THE OFFERING.



     We currently have no specific plans for the net proceeds of the offering. As a consequence, our management will have the discretion to allocate this portion of the net proceeds of this offering to uses that the stockholders may not deem desirable. We may not be able to invest these proceeds to yield a significant return. Substantially all of the proceeds of the offering will be invested in short-term, interest-bearing, investment grade securities for an indefinite period of time.



OUR BUSINESS COULD BE INTERRUPTED BY YEAR 2000 PROBLEMS.



     Because many computer applications have been written using two digits rather than four to define the applicable year, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This "Year 2000 issue" could result in system failures or miscalculations causing disruptions of operations, including disruptions of our Web site, the Dealer Real Time system or normal business activities.



     We cannot predict the extent to which the Year 2000 issue will affect our vendors, consumers or dealers, or the extent to which we would be vulnerable if such parties fail to resolve any Year 2000 issues on a timely basis. The failure of such parties subject to the Year 2000 issue to convert their systems on a timely basis or effect a conversion that is compatible with our systems could have a material adverse effect on us. In addition, to the extent our customers are unable to access our Web site or dealers are unable to access the Dealer Real Time system, such failures would have a material adverse effect on our business, results of operations, or financial condition.



     The worst-case scenario related to the Year 2000 issue would be an overall failure of the national Internet and telecommunications infrastructure. If this failure were to prevent users and dealers from accessing the Internet, we would attempt to provide alternative means to allow users to connect to our servers. Any national disruption to the telecommunications systems used by our business will have a material adverse effect on our business, results of operations, or financial condition.



MISAPPROPRIATION OF OUR INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS COULD IMPAIR OUR COMPETITIVE POSITION.



     Our ability to compete depends upon our proprietary systems and technology. While we rely on trademark, trade secret and copyright law, confidentiality agreements and technical measures to protect our proprietary rights, we believe that the technical and creative skills of our personnel, continued development of our proprietary systems and technology, brand name recognition and reliable Web site maintenance are more essential in establishing and maintaining a leadership position and strengthening our brand. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our services or to obtain and use information that we regard as proprietary. Policing unauthorized use of our proprietary rights is difficult. We cannot assure that the steps taken by us will prevent misappropriation of technology or that the agreements entered into for that purpose will be enforceable. Misappropriation of our intellectual property or potential litigation would have a material adverse effect on our business, results of operations and financial condition. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our products and services are made available online. In addition, litigation may be necessary in the future to enforce or protect our intellectual property rights or to defend against claims or infringement or invalidity. As part of our confidentiality procedures, we generally enter into agreements with our employees and consultants and limit access to our trade secrets and technology.



OUR FOUNDERS, OFFICERS AND DIRECTORS AND THEIR AFFILIATES HAVE SUBSTANTIAL CONTROL OF OUR VOTING STOCK.



     The control of a large amount of our stock by insiders could have an adverse effect on the market price of our common stock. Following this offering, our executive officers and directors will beneficially own or control approximately 5,753,954 shares or 30% of the outstanding shares of our common stock. In addition, after this offering, our founders, Peter Ellis and John Bedrosian will beneficially own or control approximately 20% and 17%, respectively, of the outstanding shares of our common stock. If the underwriters' over-allotment option is exercised in full, our founders will beneficially own or control approximately 18% and 15%, respectively, of the outstanding shares of our common stock. Our officers, directors, founders and their affiliates will have the ability to control the election of our board of directors and the outcome of corporate actions requiring stockholder approval, including mergers and other changes of corporate control, going private transactions and other extraordinary transactions.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.



     Sale of substantial numbers of shares of common stock in the public market could adversely affect the market price of the common stock and make it more difficult for us to raise funds through equity offerings in the future. A substantial number of outstanding shares of common stock and shares of common stock issuable upon exercise of outstanding stock options will become available for resale in the public market at prescribed times. Of the 17,858,745 shares to be outstanding after the offering, the 4,500,000 shares offered hereby will be eligible for immediate sale in the public market without restriction. Other outstanding shares of common stock are subject to 180-day lock-up agreements with the underwriters, and 6,565,112 shares held by the selling stockholders are subject to 270-day lock-up agreements with the underwriters. Upon the expiration of these lock-up agreements, such shares of common stock will become eligible for sale in the public market, subject to the provisions of Rules 144 and 701 under the Securities Act, and any contractual restrictions on their transfer. BT Alex. Brown Incorporated may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to lock-up agreements. Upon completion of the offering, the holders of approximately 12,997,957 shares of common stock will be entitled to certain registration rights with respect to such shares until such time as the holders of such common stock may sell such shares under Rule 144 of the Securities Act. In addition, we intend to register the shares of common stock reserved for issuance under our 1996 Stock Option Plan, 1996 Stock Incentive Plan, 1996 Employee Stock Purchase Plan, 1998 Stock Option Plan and 1999 Stock Option Plan after the offering.



WE ARE UNCERTAIN OF OUR ABILITY TO OBTAIN ADDITIONAL FINANCING FOR OUR FUTURE CAPITAL NEEDS.


     We currently anticipate that the net proceeds of this offering, together with our cash, cash equivalents and short-term investments, will be sufficient to meet our anticipated needs for working capital and other cash requirements for at least twelve months following the effective date of this prospectus. We may need to raise additional funds sooner, however, in order to fund more rapid expansion, to develop new or enhance existing services or products, to respond to competitive pressures or to acquire complementary products, businesses or technologies. There can be no assurance that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of potential acquisition opportunities, develop or enhance services or products or respond to competitive pressures would be significantly limited. Such limitation could have a material adverse effect on our business, results of operations, financial condition and prospects.


OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE LAW CONTAIN PROVISIONS THAT COULD DISCOURAGE A THIRD PARTY ACQUISITION OF US.



     Provisions of our amended and restated certificate of incorporation and bylaws relating to our corporate governance could make it difficult for a third party to acquire, and could discourage a third party from attempting to acquire control of us. These provisions allow us to issue preferred stock with rights senior to those of the common stock without any further vote or action by the stockholders. These provisions, effective upon the closing of this offering, provide that the board of directors will be divided into three classes, which may have the effect of delaying or preventing changes in control or change in our management because less than a majority of the board of directors are up for election at each annual meeting. In addition, these provisions impose various procedural and other requirements which could make it more difficult for stockholders to effect certain corporate actions. Such charter provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock and may have the effect of delaying or preventing a change in control. The issuance of preferred stock also could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of the common stock.


     We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns or did own 15% or more of the corporation's voting stock.



OUR ACTUAL RESULTS COULD DIFFER FROM FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS.



     This prospectus contains forward-looking statements based on current expectations which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including the risk factors set forth above and elsewhere in this prospectus. The cautionary statements made in this prospectus should be read as being applicable to all forward-looking statements wherever they appear in this prospectus.

                                USE OF PROCEEDS


     We estimate that the proceeds from the sale by us of the 3.5 million shares of common stock offered hereby at an assumed initial public offering price of $17.00 per share, after deducting estimated underwriting discounts and estimated offering expenses, will be approximately $53.8 million. The selling stockholders will receive $15.8 million from the sale of one million shares of common stock, after deducting estimated underwriting discounts, and an additional $10.7 million if the underwriters' over-allotment option is exercised in full. We will not receive any proceeds from the sale of common stock by the selling stockholders. We intend to use all of the net proceeds from the offering for general corporate purposes, which may include online and traditional advertising programs designed to strengthen the Autobytel.com brand name, information technology investments to support and further develop our Web site and Dealer Real Time system and new products and services. We may use a portion of the proceeds from the offering for possible acquisitions of or investments in businesses, the introduction of products or technologies that expand, complement or are otherwise related to our current or planned services. We have no current plans, agreements or commitments with respect to any such transaction, and we are not currently engaged in any negotiations with respect to any such transaction. Pending such uses, we will invest the proceeds in short-term, investment grade, interest-bearing securities.


                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our common stock. We intend to retain all of our future earnings, if any, for use in our business, and therefore we do not expect to pay any cash dividends on our common stock in the foreseeable future.

                                 CAPITALIZATION


     The following table sets forth the actual capitalization of Autobytel.com derived from our audited financial statements as of December 31, 1998. The as adjusted capitalization of Autobytel.com as of December 31, 1998 set forth in the following table reflects the conversion of all outstanding shares of preferred stock into 5,852,290 shares of common stock and the sale by us of 3,500,000 shares of common stock pursuant to the offering at an assumed public offering price of $17.00 net of estimated underwriting discounts and offering expenses. The capitalization information set forth in the table below is qualified by the more detailed Consolidated Financial Statements and Notes thereto included elsewhere in this prospectus and should be read in conjunction with such Consolidated Financial Statements and Notes. Our stated number of common shares outstanding does not include 2,859,340 shares of common stock issuable upon exercise of options at a weighted average exercise price of $10.87 per share and 773,133 shares of common stock issuable upon exercise of warrants outstanding at a weighted average exercise price of $13.12 per share.



                                                            DECEMBER 31, 1998
                                                        --------------------------
                                                                             AS
                                                            ACTUAL        ADJUSTED
                                                        --------------    --------
                                                              (IN THOUSANDS)
Cash and cash equivalents.............................     $ 27,984       $ 81,754
                                                           ========       ========
Stockholders' equity:
Convertible preferred stock, $0.001 par value;
  11,445,187 shares authorized, 7,436,653 shares
  issued and outstanding, actual; 11,445,187 shares
  authorized, no shares issued and outstanding, as
  adjusted............................................            7             --
Common stock, $0.001 par value; 50,000,000 shares
  authorized, 8,506,455 shares issued and outstanding,
  actual; 50,000,000 shares authorized, 17,858,745
  shares issued and outstanding, as adjusted(1).......            8             18
Warrants..............................................        1,332          1,332
Additional paid-in capital............................       67,813        121,580
Cumulative translation adjustment.....................          (19)           (19)
Accumulated deficit...................................      (43,273)       (43,273)
                                                           --------       --------
Total stockholders' equity............................       25,868         79,638
                                                           ========       ========
Total capitalization..................................     $ 25,868       $ 79,638
                                                           ========       ========

                                    DILUTION


     The pro forma net tangible book value of Autobytel.com as of December 31, 1998 was $25.8 million or $1.80 per share of common stock. Pro forma net tangible book value per share is equal to Autobytel.com's total tangible assets less its total liabilities, divided by the number of shares of common stock outstanding on a pro forma basis after giving effect to the conversion of the preferred stock into 5,852,290 shares of common stock concurrent with the closing of the offering. After giving effect to the sale of shares of common stock offered hereby at an assumed initial public offering price of $17.00 and the receipt by Autobytel.com of the estimated net proceeds therefrom, after deducting estimated underwriting discounts and offering expenses, the pro forma net tangible book value of Autobytel.com at December 31, 1998 would have been $79.6 million, or $4.46 per share. This represents an immediate increase in pro forma net tangible book value of $2.66 per share to existing stockholders and an immediate dilution of $12.54 per share to new investors. The following table illustrates this per share dilution:



Assumed initial public offering price per share.............  $17.00
Pro forma net tangible book value per share before the
  offering..................................................  $ 1.80
Increase per share attributable to purchases of common stock
  offered hereby............................................    2.66
                                                              ------
Pro forma net tangible book value per share after the
  offering..................................................    4.46
Dilution per share to purchasers of common stock offered
  hereby....................................................  $12.54
                                                              ======



     The following table summarizes, as of December 31, 1998, the number of shares of common stock purchased from Autobytel.com, the total consideration paid to Autobytel.com and the average price per share paid by existing stockholders and by the investors purchasing shares of common stock in this offering, before deducting estimated underwriting discounts and estimated offering expenses at an assumed public offering price of $17.00 per share:



                                                                                   AVERAGE
                                    SHARES PURCHASED      TOTAL CONSIDERATION       PRICE
                                  --------------------   ----------------------      PER
                                    NUMBER     PERCENT      AMOUNT      PERCENT     SHARE
                                  ----------   -------   ------------   -------   ---------
Existing stockholders...........  14,358,745     80.4    $ 68,033,000     53.3     $ 4.74
New investors...................   3,500,000     19.6      59,500,000     46.7      17.00
                                  ----------    -----    ------------    -----     ------
  Total.........................  17,858,745    100.0    $127,533,000    100.0     $ 7.14
                                  ==========    =====    ============    =====     ======

                      SELECTED CONSOLIDATED FINANCIAL DATA

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



     The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The statement of operations data for the period from inception (January 31, 1995) to December 31, 1995, the years ended December 31, 1996, 1997 and 1998 and the balance sheet data as of December 31, 1995, 1996, 1997 and 1998 are derived from the Consolidated Financial Statements of Autobytel.com which have been audited by Arthur Andersen LLP, independent auditors, and are included elsewhere in this prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." We have calculated pro forma basic net loss per share assuming the conversion of the outstanding preferred stock on their issue date into common stock. The general and administrative expenses include a non-recurring $1.1 million charge associated with a proposed initial public offering that was withdrawn in March 1997.



                                                       INCEPTION
                                                     (JANUARY 31,
                                                       1995) TO          YEARS ENDED DECEMBER 31,
                                                     DECEMBER 31,     -------------------------------
                                                         1995          1996        1997        1998
                                                     -------------    -------    --------    --------
STATEMENT OF OPERATIONS DATA:

Revenues...........................................     $   274       $ 5,025    $ 15,338    $ 23,826
                                                        -------       -------    --------    --------
Operating expenses:
  Sales and marketing..............................         930         7,790      21,454      30,033
  Product and technology development...............          99         1,753       5,448       8,528
  General and administrative.......................         275         1,641       5,851       5,908
                                                        -------       -------    --------    --------
     Total operating expenses......................       1,304        11,184      32,753      44,469
                                                        -------       -------    --------    --------
  Loss from operations.............................      (1,030)       (6,159)    (17,415)    (20,643)
  Other income, net................................          --           124         620       1,280
                                                        -------       -------    --------    --------
  Loss before provision for income taxes...........      (1,030)       (6,035)    (16,795)    (19,363)
  Provision for income taxes.......................          --            --          15          35
                                                        -------       -------    --------    --------
  Net loss.........................................     $(1,030)      $(6,035)   $(16,810)   $(19,398)
                                                        =======       =======    ========    ========
Basic net loss per share...........................     $ (0.12)      $ (0.73)   $  (2.03)   $  (2.30)
                                                        =======       =======    ========    ========
Shares used in computing basic net loss per
  share............................................       8,250         8,252       8,291       8,423
Pro forma basic net loss per share.................     $ (0.12)      $ (0.68)   $  (1.53)   $  (1.49)
                                                        =======       =======    ========    ========
Shares used in computing pro forma basic net loss
  per share........................................       8,250         8,849      10,967      13,008



                                                                                               DECEMBER 31,
                                                                                                   1998
                                                             DECEMBER 31,
                                             ---------------------------------------------     AS ADJUSTED
                                              1995      1996       1997          1998        FOR THE OFFERING
                                             -------   -------   --------   --------------   ----------------
BALANCE SHEET DATA:

Cash and cash equivalents..................  $    48   $ 9,062   $ 15,813      $ 27,984          $ 81,754
Working capital............................   (1,099)    5,977     10,938        23,436            77,206
Total assets...............................      285    12,298     20,513        34,207            87,977
Accumulated deficit........................   (1,030)   (7,065)   (23,875)      (43,273)          (43,273)
Stockholders' equity (deficit).............     (990)    7,996     13,259        25,868            79,638

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONDITION
                           AND RESULTS OF OPERATIONS


     The following discussion of the results of operations and financial condition of Autobytel.com should be read in conjunction with our Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. This discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in the section entitled "Risk Factors" and elsewhere in this Prospectus.


OVERVIEW


     We are a leading, branded Internet site for new and pre-owned vehicle information and purchasing services connecting consumers to our network of 2,718 participating dealers, as of December 31, 1998, in the United States and Canada. Through our Web site, www.autobytel.com, consumers can research pricing, specifications and other information regarding new and pre-owned vehicles. When consumers indicate they are ready to buy, they can be connected to Autobytel.com's network. In addition, we are continuing to develop ancillary programs for consumers such as financing, insurance and warranty services. We introduced our new vehicle marketing service in 1995, and in 1997 commenced our CyberStore program.



     Our revenues have increased from $274,000 in 1995 to $23.8 million in 1998. We derive substantially all of our revenues from fees paid by subscribing dealers, and we expect to be primarily dependent on our dealer network for revenues in the foreseeable future. Dealers using our services pay an initial subscription fee, as well as ongoing monthly fees based on the aggregation and transmittal to them of purchase requests. Average monthly program fees per dealer were $947, $785 and $557 in 1998, 1997 and 1996, respectively. We also derive some revenue on a per transaction basis from facilitating transactions between consumers and other third parties, primarily lenders and insurance companies. We reserve the right to raise our fees to dealers after 30 days notice.



     Initial subscription fees from dealers are recognized ratably over the first twelve months of each dealer's contract in order to match the costs of integrating and training dealers with revenues earned. The monthly fee is recognized in the period the service is provided. Amortized revenues from initial subscription fees were $4.7 million, $4.9 million and $2.2 million in 1998, 1997 and 1996, respectively. We anticipate that our initial subscription fee amortization revenue will decline as a percentage of total revenue over time as monthly fee revenues continue to grow. As our dealer network grows in absolute terms, the number of new dealers added as a percentage of total dealers is growing at a slower pace. Therefore initial subscription fee revenue is declining as a percentage of total revenue while monthly fee revenues is growing. From October 1996 to February 1998, our revenues also included revenues from sales of personal computers to our dealers, a practice we discontinued in the first quarter of 1998. Our financial statements include revenues derived from computer equipment sales of $197,000 in 1998, $1.5 million in 1997, and $147,000 in 1996. Excluding these revenues, our revenues would have been $23.6 million, $13.8 million and $4.9 million in 1998, 1997 and 1996, respectively.



     Although we do not derive any direct revenue from the volume of purchase requests, we believe our ability to increase the number of subscribing dealers and the amount of fees paid by dealers is related to the volume of purchase requests routed through our Web site. Vehicle purchase requests routed through our online system increased from approximately

345,000 in 1996 to approximately 761,000 in 1997, an increase of 121%, and to
1.3 million in 1998, an increase of 71% over the previous year. Since inception we have directed approximately 2.5 million purchase requests to dealers.


     We believe that our revenue growth has been and will continue to be primarily dependent on our ability to continue to drive a significant number of purchase requests to our dealer network, increase the number of dealers and increase the average fees paid by each dealer. Since inception, our dealer network has expanded in each quarter and as of December 31, 1998 there were 2,718 dealers. Of these dealers, 2,386 dealers pay for our service and we call them core dealers and 332 dealers do not pay for our service and we call them non-core dealers. Our non-core dealers are generally associated with lower volume vehicle manufacturers such as Jaguar or Suzuki or are located in remote, low volume territories and receive purchase request referrals without paying fees to us. We enter into agreements with non-core dealers to ensure the broadest geographic coverage possible for every make of vehicle. Although the net number of our dealers in the United States increased by 51% during 1998, 556 of our dealers were terminated or canceled during the same period. We believe that the principal reasons for the dealer terminations were due to our enforcement of our dealer network agreements and the cancellation of our fax delivery of purchase requests in conjunction with the implementation of the Dealer Real Time system. Our inability or failure to reduce dealer turnover could have a material adverse effect on our business, results of operations and financial condition.



     Because our primary revenue source is from program fees, our business model is significantly different from many existing Internet commerce sites. The automobiles requested through our site are sold by individual dealers; therefore we derive no direct revenue from the sale of a vehicle and have no significant cost of goods sold, no procurement, carrying or shipping costs and no inventory risk. The only cost of goods sold incurred by us since our inception was the cost of computer equipment sold to dealers. We discontinued selling computer equipment in the first quarter of 1998.



     Sales and marketing costs consist primarily of promotion and advertising to build brand awareness and encourage potential customers to go to our Web site. Our sales and marketing expenses were $30.0 million, $21.5 million and $7.8 million in 1998, 1997 and 1996, respectively. We use Internet advertising, as well as traditional media, such as television, radio and print. The majority of our Internet advertising is comprised of sponsorship and partnership agreements with Internet portals and advertising and marketing affiliations with online automotive information providers. Also included in the sales and marketing expenses are the costs associated with signing up new dealers and their ongoing training and support. Sales and marketing costs are recorded as an expense in the period the service is provided. Sales and marketing expenses have historically fluctuated quarter-to-quarter due to varied levels of marketing and advertising and we believe this will continue in the future.

RESULTS OF OPERATIONS

     The following table sets forth our results of operations as a percentage of revenues:

                                                              YEARS ENDED
                                                              DECEMBER 31,
                                                         ----------------------
                                                         1996     1997     1998
                                                         ----     ----     ----
STATEMENT OF OPERATIONS DATA:
Revenues...............................................   100%     100%     100%
Operating expenses:
  Sales and marketing..................................   155      140      126
  Product and technology development...................    35       36       36
  General and administrative...........................    33       38       25
                                                         ----     ----     ----
          Total operating expenses.....................   223      214      187
                                                         ----     ----     ----
  Loss from operations.................................  (123)    (114)     (87)
                                                         ----     ----     ----
Other income, net......................................     2        4        5
  Loss before provision for income taxes...............  (120)    (110)     (81)
                                                         ----     ----     ----
Provision for income taxes.............................    --       --       --
                                                         ----     ----     ----
  Net loss.............................................  (120)%   (110)%    (81)%
                                                         ====     ====     ====

1998 COMPARED TO 1997


     Revenues. Our revenues increased by $8.5 million, or 56%, to $23.8 million in 1998, compared to $15.3 million in 1997. The growth in revenue in 1998 was primarily attributable to an increase in the net core dealer count and a 21% increase in the average fee charged to subscribing dealers. The net number of core dealers increased by 743, or 45%, to 2,386 as of December 31, 1998, compared to 1,643 as of December 31, 1997. Our financial statements include revenues derived from computer sales, a practice we discontinued in the first quarter of 1998, of $197,000 in 1998 and $1.5 million in 1997. Excluding our revenue from the sale of computer equipment, our revenues increased by $9.8 million, or 71%, to $23.6 million in 1998 as compared to $13.8 million in 1997. In 1998, we launched additional ancillary services such as Web site advertising and warranties.



     Sales and Marketing. Sales and marketing expenses primarily include advertising and marketing expenses paid to our purchase request providers and for developing our brand equity, as well as personnel and other costs associated with sales, training and support of our dealer network. Sales and marketing expense increased by $8.6 million, or 40%, to $30.0 million in 1998, compared to $21.5 million in 1997. The increase was primarily due to a 91% increase in fees related to information search aggregators resulting from higher purchase requests and a 58% increase in other advertising to build brand awareness. We expect to continue to increase our advertising and marketing budget in the foreseeable future.



     Product and Technology Development. Product and technology development expense primarily includes personnel costs relating to enhancing the features, content and functionality of our Web site and Dealer Real Time system, as well as expenses associated with our telecommunications and computer infrastructure. Product and technology development expense increased by $3.1 million, or 57%, to $8.5 million in 1998, compared to $5.4 million in 1997. The increase was primarily due to the additional staff and expenses related to Auto-By-Tel UK Limited of $1.4 million in 1998.

     General and Administrative. General and administrative expense primarily consists of executive, financial and legal personnel expenses and related costs. General and administrative expense was $5.9 million in 1998 and 1997. Excluding a non-recurring charge of $1.1 million associated with a proposed initial public offering withdrawn in March 1997, general and administrative expense increased by $1.1 million, or 23%, to $5.9 million in 1998, compared to $4.8 million in 1997. This increase is primarily due to additional executive and financial personnel and rent due to expansion of facilities.



     Other Income. Other income consists primarily of interest income. Other income increased by $660,000, or 106%, to $1.3 million in 1998, compared to $620,000 in 1997. This increase is primarily due to a $1.4 million gain realized from the sale of Auto-by-Tel UK Limited to Inchcape Automotive Limited in November 1998, offset in part by a $792,000 charge for the value of warrants issued to Invision AG and Aureus Private Equity AG. Excluding these non-recurring items, other income increased by $44,000, or 7%, to $664,000 in 1998 as compared to $620,000 in 1997. Interest income increased due to higher cash balances from the sale of preferred stock in 1998.


     Income Taxes. No provision for federal income taxes has been recorded as we incurred net operating losses through December 31, 1998. As of December 31, 1998, we had approximately $37.1 million of federal and $18.4 million of state net operating loss carry forwards that we believe are available to offset future taxable income; such carry forwards expire in various years through 2018. Under the Tax Reform Act of 1986, the amounts of and benefits from our net operating losses carry forwards will likely be limited upon the completion of the initial public offering due to a cumulative ownership change of more than 50% over a three year period. Based on preliminary estimates, we believe the effect of such limitation, if imposed, will not have a material adverse effect on our business, results of operations and financial condition.

1997 COMPARED TO 1996


     Revenues. Our revenues increased by $10.3 million, or 206%, to $15.3 million in 1997, compared to $5.0 million in 1996. The significant growth in revenue in 1997 was primarily attributable to an increase in the net core dealer count and a 41% increase in the average fee charged to subscribing dealers. The number of core dealers increased by 437, or 36%, to 1,643 as of December 31, 1997, compared to 1,206 as of December 31, 1996. We started selling computer equipment to our dealers during the last quarter of 1996 and these revenues were $1.5 million in 1997 and $147,000 in 1996. Excluding our revenue from the sale of computer equipment, our revenues increased by $9.0 million, or 184%, to $13.8 million in 1997, compared to $4.9 million in 1996. Also, we launched several new ancillary services in 1997, including leasing, financing, credit union services and the Mobalist Rewards program, which cumulatively represented less than 3% of total revenues during 1997.



     Sales and Marketing. Sales and marketing expense increased by $13.7 million, or 176%, to $21.5 million in 1997, compared to $7.8 million in 1996. This increase is attributable primarily to the increase in advertising and marketing costs associated with driving the growth of purchase requests. The number of purchase requests increased by 121%. To a lesser degree this increase was also due to growth in personnel and other expenses associated with sales training and maintenance of our dealer channel.


     Product and Technology Development. Product and technology development expense increased by $3.7 million, or 206%, to $5.4 million in 1997, compared to $1.8 million in

1996. The increase in product and technology development expense was primarily associated with adding additional product and technical staff.

     General and Administrative. General and administrative expense increased by $4.2 million, or 263%, to $5.9 million in 1997, compared to $1.6 million in 1996. The increase was primarily due to additional executive, financial and legal personnel and related costs, as well as a non-recurring $1.1 million charge associated with a withdrawn initial public offering in 1997. Excluding this non-recurring charge, general and administrative expense increased by $3.1 million, or 194%, to $4.8 million in 1997, compared to $1.6 million in 1996.

     Other Income. Other income, which primarily consists of interest income, increased by $496,000, or 400%, to $620,000 in 1997, compared to $124,000 in
1996. Interest income increased due to higher cash balances from the sale of preferred stock in 1997.

QUARTERLY RESULTS OF OPERATIONS


     The following table sets forth quarterly statement of operations data for the eight quarters ended December 31, 1998. This quarterly information has been derived from our unaudited financial statements and, in our opinion, includes all adjustments necessary for a fair presentation of the information for the periods covered. The quarterly data should be read in conjunction with our Consolidated Financial Statements and the notes thereto. The operating results for any quarter are not necessarily indicative of the operating results for any future period.


                  INCOME STATEMENT FOR THE THREE MONTHS ENDED
                            (unaudited in thousands)

                                    MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                      1997       1997       1997        1997       1998       1998       1998        1998
                                    --------   --------   ---------   --------   --------   --------   ---------   --------
REVENUES..........................  $ 3,063    $ 3,414     $ 4,293    $ 4,568    $ 4,632    $ 5,405     $ 6,462    $ 7,327
Operating expenses:
  Sales and marketing.............    6,675      4,683       4,436      5,660      8,459      5,470       8,320      7,784
  Product and technology
    development...................    1,103      1,394       1,496      1,455      1,895      1,969       2,352      2,312
  General and administrative......    1,823      1,216       1,079      1,733      1,346      1,190       1,480      1,892
                                    -------    -------     -------    -------    -------    -------     -------    -------
    Total operating expenses......    9,601      7,293       7,011      8,848     11,700      8,629      12,152     11,988
                                    -------    -------     -------    -------    -------    -------     -------    -------
  Loss from operations............   (6,538)    (3,879)     (2,718)    (4,280)    (7,068)    (3,224)     (5,690)    (4,661)
                                    -------    -------     -------    -------    -------    -------     -------    -------
Other income, net.................      165        114         147        194        185        163         153        779
  Loss before provision for income
    taxes.........................   (6,373)    (3,765)     (2,571)    (4,086)    (6,883)    (3,061)     (5,537)    (3,882)
                                    -------    -------     -------    -------    -------    -------     -------    -------
Provision for income taxes........       11          4          --         --         15         10           6          4
                                    -------    -------     -------    -------    -------    -------     -------    -------
  Net loss........................  $(6,384)   $(3,769)    $(2,571)   $(4,086)   $(6,898)   $(3,071)    $(5,543)   $(3,886)
                                    =======    =======     =======    =======    =======    =======     =======    =======

                PERCENTAGE OF REVENUE FOR THE THREE MONTHS ENDED
                                  (unaudited)

                                     MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                       1997       1997       1997        1997       1998       1998       1998        1998
                                     --------   --------   ---------   --------   --------   --------   ---------   --------
Revenues...........................     100%       100%       100%       100%        100%      100%        100%       100%
Operating expenses:
  Sales and marketing..............     218        137        103        124         183       101         129        106
  Product and technology
    development....................      36         41         35         32          41        36          36         32
  General and administrative.......      60         36         25         38          29        22          23         26
                                       ----       ----        ---        ---        ----       ---         ---        ---
    Total operating expenses.......     313        214        163        194         253       160         188        164
                                       ----       ----        ---        ---        ----       ---         ---        ---
  Loss from operations.............    (213)      (114)       (63)       (94)       (153)      (60)        (88)       (64)
                                       ----       ----        ---        ---        ----       ---         ---        ---
Other income, net..................       5          3          3          4           4         3           2         11
  Loss before provision for income
    taxes..........................    (208)      (110)       (60)       (89)       (149)      (57)        (86)       (53)
                                       ----       ----        ---        ---        ----       ---         ---        ---
Provision for income taxes.........      --         --         --         --          --        --          --         --
                                       ----       ----        ---        ---        ----       ---         ---        ---
  Net loss.........................    (208)%     (110)%      (60)%      (89)%      (149)%     (57)%       (86)%      (53)%
                                       ====       ====        ===        ===        ====       ===         ===        ===


     Revenues. Growth in our dealer network and increases in fees and the sale of ancillary products and services have resulted in a compounded quarterly growth in revenue of 13% over the last eight quarters of operations. Revenue growth is primarily associated with program fees and, to a lesser extent, new product offerings. Between the quarters ended December 31, 1996 and March 31, 1998, we recognized revenues associated with computer systems sold to dealers. After the introduction of the current Dealer Real Time system in February 1998, we discontinued the sale of computer equipment. Our financial statements include non-recurring revenue for the Dealer Real Time system hardware sales and other non-recurring items of $147,000 in 1996, $2.2 million in 1997, and $197,000 in 1998.



     Sales and Marketing. We have increased spending on sales and marketing every year since our inception. The increase in sales and marketing spending accelerated after we completed our Series A preferred stock offering of $15.0 million in August 1996. We launched an aggressive advertising campaign, and in the quarters ended March 31, 1997 and 1998, we aired a television advertisement during the Super Bowl at a cost of approximately $1.3 million and $1.5 million, respectively. Additionally, in the quarter ended December 31, 1997, we entered into several Internet branding and purchase request generation contracts, including contracts with Excite. From October 1996 through February 1998, we incurred expenses of approximately $1.6 million associated with the sale of computer equipment to support the old Dealer Real Time system. Such expenses were included in sales and marketing. These computer sales were discontinued in February 1998. We have generally increased the number of sales and marketing personnel each quarter.



     Product and Technology Development. Product and technology development has generally risen on a dollar basis since our inception. The primary cause for the increase in product and technology development expenses is the addition of personnel to develop the technology infrastructure and new programs for our dealers and Internet consumers.


     General and Administrative. The quarter ended March 31, 1997 includes approximately $1.1 million in previously capitalized legal, accounting and other direct costs associated with a proposed initial public offering that was withdrawn in March 1997. In the quarter ended December 31, 1997, general and administrative expenses included legal, severance and bonuses incurred during the period.


     To date, quarter to quarter growth in our revenues have offset any effects due to seasonality. However, we expect our business to experience seasonality as it matures, reflecting seasonal fluctuations in the automotive industry, Internet and commercial online service usage and advertising expenditures. We anticipate that purchase requests will typically increase during the first and third quarters when new vehicle models are introduced and will typically decline during the second and fourth quarters. Internet and commercial online service usage and the growth rate of such usage may be expected typically to decline during the summer. In addition, our advertising costs in traditional media, such as broadcast and cable television, generally decline in the first and third quarters of each year. Depending on the extent to which the Internet and commercial online services are accepted as an advertising medium, seasonality in the level of advertising expenditures could become more pronounced for Internet-based advertising. Seasonality in the automotive industry, Internet and commercial online service usage, and advertising expenditures is likely to cause fluctuations in our operating results and could have a material adverse effect on our business, operating results and financial condition.


LIQUIDITY AND CAPITAL RESOURCES


     Since inception, we have financed our operations primarily from the issuance of shares of preferred stock, which through December 31, 1998 totaled $67.9 million, comprised of $15.0 million raised in August 1996, $9.1 million raised in January 1997, $13.0 million raised in October 1997, $0.5 million issued in exchange for advertising in April 1998, $5.0 million raised in May 1998, $0.6 million issued in exchange for advertising in October 1998, $5 million raised in November 1998 and $19.7 million raised in December 1998. As of December 31, 1998, we had approximately $28.0 million in cash and cash equivalents.

     Net cash used in operating activities increased to $16.3 million in 1998 from $13.5 million in 1997 and $3.6 million in 1996. The increases in the net cash used in operating activities resulted primarily from increased sales and marketing, product development and general and administrative expenditures related to expanding our infrastructure. Also, working capital was used to finance accounts receivable, prepaid expenditures and other assets, offset partially by increased deferred revenue.

     Net cash used in investing activities decreased to $1.1 million in 1998 from $1.8 million in 1997 and increased to $1.8 million in 1997 from $1.5 million in 1996. The net cash used in investing activities resulted primarily from purchases of property and equipment consisting of computer hardware, telecommunications equipment, furniture and leasehold improvements.

     Net cash provided by financing activities increased to $29.6 million in 1998 from $22.0 million in 1997 and $14.1 million in 1996. The net cash provided by financing resulted primarily from the issuance of preferred stock.


     We believe our current cash and cash equivalents, excluding proceeds from this offering, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. With respect to years beyond fiscal 1999, we may be required to raise additional capital to meet our long term operating requirements. Although we have grown our revenues consistently since inception, our expenses have continued to and in the foreseeable future are expected to exceed our revenues. Accordingly, we do not expect to be able to fund our operations from internally generated funds for the foreseeable future. Our cash requirements depend on several factors, including the level of expenditures on marketing and advertising, the rate of market acceptance, the ability to expand our customer base and increase the volume of purchase requests, the cost of contractual arrangements with online information providers, search engines and other referral sources, and other factors. The timing and amount of such working capital requirements cannot accurately be predicted. If capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. We have no commitments for any additional financing, and there can be no assurance that any such commitments can be obtained on favorable terms, if at all. Any additional equity financing may be dilutive to our stockholders, and debt financing, if available, may involve restrictive covenants with respect to dividends, raising capital and other financial and operational matters which could restrict our operations or finances. If we are unable to obtain additional financing as needed, we may be required to reduce the scope of our operations or our anticipated expansion, which could have a material adverse effect on our business, results of operations and financial condition.


YEAR 2000 ISSUES


     Because many computer applications have been written using two digits rather than four to define the applicable year, some date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This "Year 2000 issue" could result in system failures or miscalculations causing disruptions of operations, including disruptions of our Web site, the Dealer Real Time system or normal business activities.


     We do not believe that we have material exposure to the Year 2000 issue with respect to our own information systems since our existing systems correctly define the Year 2000 with four digits. We are currently taking two actions to mitigate the risk and exposure of the Year 2000 issue:

     1. We are in the process of obtaining confirmation from all of our third-party vendors that they have resolved their Year 2000 issues. These third-party vendors can be categorized as follows:



        A. information technology systems



             - computer hardware vendors



             - computer software vendors



             - network communications vendors



             - data suppliers vendors



        B. non-information technology systems



             - landlord who oversees the facilities and utilities



             - building security company



       We expect to receive replies to our Year 2000 requests from third-party vendors by second quarter 1999. Approximately 10% of the third-party vendors have responded with a statement of compliance either displayed on their Web site or furnished in hard copy format. These vendors who have already responded represent the most critical vendors in our business.



     2. We are implementing a test lab environment to simulate the Year 2000 rollover with hardware, software, network communications vendors and certain key data suppliers.



     Based on the test results, if any vendor was found to be non-compliant, our contingency plan is to first attempt to find a replacement vendor, and if no replacement can be found, to assist such vendor in becoming Year 2000 compliant. If we cannot effectively assist such vendor in becoming Year 2000 compliant, we plan to set up a front-end application to screen all non-compliant data or to receive the data and modify it so that the data is Year 2000 compliant. We plan to establish our front-end application screen in the third quarter of 1999.



RECENT ACCOUNTING PRONOUNCEMENTS


     In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." This statement, adopted by us in the first quarter of 1998, requires companies to report a new measurement of income. Comprehensive income (loss) is to include foreign currency translation gains and losses and other unrealized gains and losses that have historically been excluded from net income (loss) and reflected instead in equity. Currently, no material differences exist between our net income or loss and comprehensive net income or loss.

     In March 1998, the American Institute of Certified Public Accounts (AICPA) issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained For Internal Use," which is effective for fiscal years beginning after December 15, 1998. SOP No. 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use and defines specific criteria that determine when such costs are required to be expensed, and when such costs may be capitalized. Management believes the adoption of SOP 98-1 will not have a material effect on our consolidated financial statements.

     In April 1998, the AICPA issued SOP 98-5, "Reporting the Costs of Start-up Activities," which will be adopted by us in the beginning of our fiscal year beginning January 1, 1999. SOP No. 98-5 provides guidance on the financial reporting of start-up costs and organization costs and requires such costs to be expensed as incurred. We believe the adoption of SOP 98-5 will not have a material effect on our financial statements.

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which will be adopted by us in our fiscal year beginning January 1, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments by requiring every derivative instrument to be recorded in the balance sheet as a liability or an asset at fair market value. Any changes to a derivatives fair market value must be recognized currently in earnings unless specific hedge accounting criteria are met. We do not have any derivative instruments or undertake any hedging activities and do not anticipate doing so, therefore the adoption of SFAS No. 133 will not have a material effect on our financial statements.

                                    BUSINESS

OVERVIEW


     We are a leading, branded Internet site for new and pre-owned vehicle information and purchasing services. Through our Web site, www.autobytel.com, consumers can research pricing, specifications and other information regarding new and pre-owned vehicles. When consumers indicate they are ready to buy, they can be connected to Autobytel.com's network of over 2,700 participating dealers in North America, with each dealer representing a particular vehicle make. Dealers participate in our network by entering into non-exclusive contracts with us. We expect our dealers to promptly provide a haggle-free, competitive offer. In addition, consumers can apply for and receive insurance, financing, leasing and warranty proposals as well as other services and information through our Web site. We believe that our services provide benefits for consumers by supplying them with information to make an informed and intelligent vehicle purchasing decision and by directing consumers to dealers, whom we expect to provide a competitive price. In addition, our services are intended to reduce our dealers' costs by directing to them large volumes of purchase requests from potential consumers who have already indicated their intent to buy, thereby enabling dealers to lower their marketing, advertising and personnel costs while enhancing sales productivity. We provide our services free of charge to consumers and derive substantially all of our revenues from fees paid by participating dealers.



     We introduced our new vehicle purchasing services in May 1995 and our Certified Pre-Owned CyberStore in April 1997. Our new vehicle purchasing service enables consumers to shop for and select a new vehicle through our Web site by providing research on new vehicles such as pricing, features, specifications and colors. When consumers indicate they are ready to buy, they can complete a purchase request online. The CyberStore allows consumers to search for a pre-owned vehicle according to the price, make, model, color, year and location of the vehicle. The CyberStore locates and displays the description, location and actual photograph of all vehicles that satisfy the consumer's search parameters. The dealers in our network use our online information platform, the Dealer Real Time system, which provides dealers with immediate purchase request information for new and pre-owned vehicles, the ability to track customers and purchase requests, and other value-added features, including automatic uploading of pre-owned vehicle inventory into our database. In addition, Autobytel.com offers a number of automotive finance and insurance services in conjunction with strategic partners, including automobile financing through Chase, GE Capital and Provident Bank, automotive insurance through member companies of the American International Group and extended warranty service through New Hampshire Insurance Company, a member company of the American International Group.


BACKGROUND


     Growth of the Internet and Online Commerce. The Web and online services have emerged as significant global communications and commercial media enabling millions of people worldwide to share information, communicate and conduct business electronically. International Data Corporation estimates that the number of Web users worldwide will grow from approximately 69 million in 1997 to approximately 320 million by 2002. This growth is driven by a number of factors including the large and growing base of installed personal computers in the home and workplace, the decreasing cost of personal computers, easier, faster and cheaper access to the Internet, the distribution of broadband applications, the proliferation of Internet content and the increasing familiarity and acceptance of the Internet by businesses and consumers.



     The growth in the use of the Internet has also led to a rapid growth of online commerce. Web commerce sites are enabling businesses to target and manage a broad customer base and establish and maintain ongoing direct customer relationships. As a growing number of businesses and information providers have begun marketing on the Web, it has rapidly become a medium in which consumers can access a vast amount of information regarding the pricing, quality and specification of products. Additionally, online transactions can be faster, less expensive and more convenient than transactions conducted in person or even over the telephone. According to International Data Corporation, the total value of goods and services purchased worldwide over the Internet will increase from approximately $12.4 billion in 1997 to approximately $425 billion in 2002.



     The Automotive Vehicle Market. Automotive dealers operate in localized markets and face significant state regulations and increasing business pressures. These fragmented markets, with over 49,000 dealers in aggregate, are characterized by:



     - a perceived overabundance of dealerships,



     - competitive sales within regional markets,



     - increasing advertising and marketing costs that continue to reduce dealer profits,



     - high-pressure sales tactics with consumers, and



     - large investments by dealers in real estate, construction, personnel and other overhead expenses.



     In addition, consumers have traditionally entered into the highly negotiated sales process with relatively little information regarding manufacturer's costs, leasing costs, financing costs, relative specifications and other important information. Buying a vehicle is considered to be one of the most significant purchases a United States consumer makes. According to CNW Marketing/Research, over $657 billion and $667 billion was spent on new and pre-owned vehicles in the United States representing the sale of over 60.0 and
60.3 million vehicles in 1997 and 1998, respectively. Although automotive retailing attracts significant consumer dollars, we believe that consumers associate the traditional vehicle buying experience with high-pressure sales tactics.


THE AUTOBYTEL.COM SOLUTION

     We believe that our online products and services improve the vehicle purchasing process for both consumers and dealers. We offer consumers an information-rich Web site, numerous tools to configure this information, and a quality fulfillment experience. As part of the fulfillment experience, we expect our dealers to provide competitive price quotes for new and pre-owned vehicles. We believe our services enable dealers to reduce personnel and marketing costs, increase consumer satisfaction, increase customer volume, and expand dealer territories.

     Benefits to Consumers. Our Web site provides consumers free of charge up-to-date specifications and pricing information on vehicles. In addition, our consumers gain easy access to valuable automotive information, such as dealer invoice pricing and the AutoBuyTools(TM) services which consist of a lease calculator, a loan calculator to determine monthly payments and a lease or buy decision tool. Our database of articles allows consumers to perform online library research by accessing documents such as weekly automotive reports, consumer reviews and manufacturer brochures. Various automotive information service providers, such as Edmund's, Kelley Blue Book, Pace Publication's Carprice.com, and IntelliChoice, are also aggregated on Autobytel.com's Web site to assist consumers with specific vehicle and related automotive decisions such as insurance and financing. Armed with such information, the consumer should be more confident and capable of making an informed and intelligent vehicle buying decision.


     We expect our dealers to provide competitive price quotes for new and pre-owned vehicles. By providing dealers with a large number of consumers through quality purchase requests, we believe that we can help our dealers to lower their operating costs due to higher sales volume. We believe that lowering their operating costs allows dealers to offer more competitive prices.


     We believe we offer consumers a significantly different vehicle purchasing experience from that of traditional methods. Consumers using the Autobytel.com system are able to shop for a vehicle, and make financing and insurance decisions from the convenience of their own home or office. We expect dealers to provide consumers a haggle-free price quote and a high level of customer service. We form our dealer relationships after careful analysis of automotive sales and demographic data in each region. We seek to include in our dealer network the largest and highest quality dealers within defined territories. Our strategy to be the leading Internet-based vehicle information and purchasing service depends on our ability to provide consumers with a quality experience.



     Benefits to Dealers. Autobytel.com benefits dealers by reducing the dealers' incremental personnel and marketing costs, increasing consumer satisfaction and increasing consumer volume. Through our investment in national advertising and brand recognition of Autobytel.com, we attract consumers to our Web site and direct them to dealers in their local area. We believe this provides dealers access to a larger number of prequalified consumers without increasing their advertising costs. Dealers' personnel costs should be reduced because we provide dealers access to potential purchasers who have completed their research and should be ready to buy or lease a vehicle. As a result, reaching these consumers and selling or leasing them vehicles costs the dealer little or no additional overhead expense other than the fees paid to us and the personnel costs of a dedicated Autobytel.com manager. Through our Dealer Real Time system, we provide dealers with on-site technology to better track sales, inventory, customer solicitations, responses and other communications.


     By providing consumers a quality fulfillment experience, we seek to provide Autobytel.com dealers a large number of consumers, allowing them to compete more effectively. Our solution includes an expanding network of over 2,700 participating dealers in the United States and Canada representing every major domestic and imported make of vehicles and light trucks. Because a single dealership location may hold multiple manufacturer franchises, the dealership may represent more than one dealer in the Autobytel.com network.

     To increase each dealer's incentive to participate in the Autobytel.com system, we allocate each dealer an exclusive geographic territory based upon specific vehicle make. A territory allocated by us to a dealer is generally larger than a territory assigned to a dealer by a manufacturer. By granting dealers exclusivity within a geographic area, we intend to assure dealers of a large enough volume of quality purchase requests to lower their operating costs.

     Our Web Site. Because Web sites can be continually updated and provide a large quantity of quality information, we believe the Internet offers the most efficient medium for consumers to learn about and shop for vehicles. The Internet's global reach to consumers allows us to leverage our investment in branding and marketing across a very large national and international audience to create qualified purchase requests for vehicles. For these reasons, we also believe that the Internet represents the most efficient method of directing purchase requests to local markets and dealers.



     We currently provide the following services on our Web site:

[Chart depicting programs and services accessible to Internet consumers through Autobytel.com]

STRATEGY


     Our primary objective is to be the leading global Internet brand for vehicle information and purchasing services. We intend to achieve this objective through the following principal strategies:



     Continue to Build Brand Equity. We believe that due to our focus on both online and offline marketing, we have created one of the leading brand names in our sector. We intend to continue aggressively to market and advertise to enhance our brand recognition with consumers. We believe that continuing to strengthen brand awareness of the Autobytel.com name among consumers is critical to attract vehicle buyers, increase purchase requests and, in turn, increase the size of our dealer base. We intend to continue advertising on the Internet and through traditional media, such as television, radio and printed publications.


     Ensure the Highest Quality Consumer Experience. We believe that consumer satisfaction and loyalty is heavily influenced by the consumer's experience with our site and with our dealers. In order to enhance our appeal to consumers, we intend to continue developing our Web site by enhancing vehicle information, as well as building new features such as personalization, auto maintenance reminders and consumer reviews. As part of our continuing effort to enhance our Web site technology and features, we have entered into strategic co-development relationships, with Intel and Cow Inc. to improve our interactive dealer training. In addition, we plan to continue compiling high quality content from third party sources on our site, including information from Edmund's, IntelliChoice, Carprices.com and Kelley Blue Book. We believe that consumer satisfaction with the vehicle purchasing experience is also essential to our success and the differentiation of our services from those of our competitors. We intend to continue to invest in our dealer training and support services to ensure a consistent, high-quality alternative to the traditional vehicle buying process.


     Increase Purchase Requests. We believe that increasing the volume and quality of purchase requests directed from our Web site to our dealer network is crucial to the long-term growth and success of our business. By augmenting the volume of quality purchase requests, we expect to attract additional dealers to our network, increase fees paid by dealers, and solidify our relationships with participating dealers. Our strategy for increasing traffic to our site and the number of purchase requests includes forming and maintaining online sponsorships and partnerships with Internet portals, such as Excite, and with Internet automotive information providers, such as Edmund's. As part of our strategy to improve the quality of purchase requests, we continue to expand the breadth and depth of information and services available through our Web site to insure that well informed, ready-to-buy consumers are directed to participating dealers.



     Expand and Improve Dealer Network. We believe that strengthening the size and quality of our dealer network is important to the success and growth of our business. We believe our network of over 2,700 dealers is one of the largest in the Internet-based vehicle purchasing industry. Our strategy is to increase the size of our dealer network by attracting new dealers and strengthening relationships with existing dealers by:



     - increasing the volume and quality of purchase requests,



     - advertising in trade publications aimed at dealers and participating in industry trade shows,



     - maintaining our extensive training and support program to participating dealers, and



     - providing our Dealer Real Time system to all participating dealers.



     Invest in Ancillary Online Services. We believe that expanding our services to both consumers and dealers will be critical to establishing ourselves as the premier provider of online automotive services in the future. Our strategy is to continue to invest in ancillary services, particularly in the CyberStore and warranty, finance and insurance services. We also intend to use the Dealer Real Time system to launch value added services for our dealer network, including allowing dealers to offer accessories and aftermarket products directly through the Autobytel.com Web site. We have recently begun to sell advertising on our Web site and expect to expand this business during 1999. We plan to launch an auction-based, online program for our dealers who sell pre-owned vehicles. We are also seeking opportunities to market the information contained in our databases.



     Expand Internationally. We intend to continue our international expansion through licensing agreements and partnering with local strategic partners. We have established licensing arrangements with strategic partners such as Inchcape Motors and Bilia AB in the United Kingdom and Scandinavia, respectively. In addition, we have entered into agreements with Invision AG and Aureus Private Equity AG to obtain their assistance in meeting potential strategic partners who will assist us in establishing national operating companies throughout the rest of Europe using Autobytel.com vehicle marketing systems. We are currently exploring additional opportunities in Asia and Latin America.


PRODUCTS, PROGRAMS AND SERVICES


     New Vehicle Purchasing Service. Our new vehicle marketing service enables consumers to shop for and select a new vehicle through our Web site by providing research on new vehicles such as pricing, features, specifications, colors, etc. When consumers indicate they are ready to buy, a consumer can complete a purchase request online, which specifies the type of vehicle and accessories the consumer desires, along with the consumer's contact information. The purchase request is then routed by us to the nearest participating dealer that sells the type of vehicle requested, and we promptly return an e-mail message to the consumer with the dealership's name and phone number and the name of the Autobytel.com manager at the dealership. Dealers agree in their contracts to contact the consumer within 24 hours of receiving the purchase request with a firm, haggle-free price quote for the requested vehicle. When consumers complete a purchase, they usually take delivery of their vehicle at the dealership showroom. Generally, within ten days of the submission of a consumer's purchase request, we contact the consumer again by e-mail to conduct a quality assurance survey that allows us to evaluate the sales process at participating dealers and improve the quality of dealer service.


     The Autobytel.com network has grown to 2,718 dealers as of December 31, 1998. These dealers represent every major domestic and imported make of vehicle and light truck sold in the United States and Canada. Core dealerships are charged initial subscription fees and on-going fees, principally on a monthly basis, to participate in our dealer network.


     Certified Pre-Owned CyberStore. We launched our CyberStore program in April 1997. The CyberStore allows consumers to search for a pre-owned vehicle according to specific search parameters such as the price, make, model, mileage, year and location of the vehicle. CyberStore locates and displays the description, location and actual digital photograph of all vehicles that satisfy the search parameters. The consumer can then complete a formal purchase request for a specific vehicle and is contacted by the dealer to conclude the sale. To be listed in the CyberStore a pre-owned vehicle must first pass a 135-point inspection, be covered by a 72-hour money-back guarantee and be covered by a three-month, 3,000-mile warranty, which is honored nationally by all CyberStore dealers. We charge each vehicle dealer that participates in the CyberStore program a separate additional monthly fee. The CyberStore program uses the Dealer Real Time system to provide participating dealers online purchase requests shortly after submission by consumers as well as the ability to track their inventory on a real-time basis.



     Ancillary Customer Services. We offer a number of ancillary services that we market to consumers through our Web site and the linked Web sites of participating partners such as Chase, GE Capital, Provident Bank and member companies of the American International Group. We make purchase and lease financing available to consumers through various Autobytel.com financing programs offered by Chase, GE Capital and Provident Bank that allow consumers to research and apply for vehicle financing online in a secure manner. Consumers can apply for a loan or lease online at the time they submit their purchase request for either a new or pre-owned vehicle. Consumers are able to arrive at the dealership with their loan pre-approved, their credit verification documents in hand, and the loan paperwork waiting for them. We believe that the convenience of pre-approved purchase or lease financing, combined with a firm, competitive price, enables dealers more easily to consummate purchase requests. Lenders to whom Autobytel.com refers customers pay us an origination fee for most loans and the dealership is compensated by the lender for each loan made to an Autobytel.com consumer through either an origination fee or a limited rate participation fee. We currently market financing through Chase, GE Capital and Provident Bank.



     We provide a link on our Web site to an online insurance application program offered by the American International Group on behalf of its member companies through which consumers submit requests for insurance quotes and obtain approval. The types of insurance products offered through this link include automobile liability and property damage coverage. Our agreement with the American International Group provides that we receive fees based on a percentage of the net premiums earned and collected by the member companies of the American International Group on all policies issued to Autobytel.com consumers who obtain insurance through our Web site link.



     We offer critical information concerning all aspects of owning and leasing new and pre-owned vehicles that we believe makes our Web site a valuable resource to consumers. AutoBuyTools(TM), a service on our Web site, consists of a lease calculator, a loan calculator to determine monthly payments and a lease or buy decision tool.



     The Dealer Real Time System. In 1997, we launched a new, proprietary technology and software system called the Dealer Real Time system. The Dealer Real Time system is an Internet-based communications platform that gives dealers a competitive advantage compared to delivering purchase requests by fax. A fax-based system has the following inherent inefficiencies: it is susceptible to system delays, has a less effective purchase request and inventory tracking system and it is difficult to control the distribution of purchase requests. Such inefficiencies include the delay of delivering faxes to salesmen and the uncertainty of response time to consumers related to this delivery.



     Using Internet technology, the Dealer Real Time system enables the dealer to:



     - instantaneously access a consumer's vehicle purchase request as soon as the consumer submits it online,



     - track all interaction with the consumer,



     - send e-mail to consumers using a variety of predetermined templates,



     - input used vehicle inventory information for immediate display to consumers on the Autobytel.com web page,



     - track dealership performance through a series of reports available online,



     - access Autobytel.com "news" and product information online, and



     - contact Autobytel.com technical support personnel via e-mail links.



     In March 1998, as part of our new Dealer Agreement, we began requiring our dealers to use the Dealer Real Time system, and have converted substantially all of our dealers to the Dealer Real Time system.


     Loyalty Rewards Program (ABT Mobalist). To attract new customers prior to their next vehicle purchase and encourage repeat business from our existing customers, we began to offer consumers in April 1998 an affinity program called Mobalist Rewards. To date, our affinity marketing partners include Virtual Vineyards, Inc. and Uniglobe Travel Online, Inc. This program allows members to earn credits toward the purchase price of a new or pre-owned vehicle through our service. Members earn credits by purchasing products and services from Autobytel.com's retail partners and also by using a credit card co-branded with the Autobytel.com trademark to make purchases. We earn a commission each time these services or the affinity program services are used.

     Planned Online Auction Services. We plan to launch an auction-based program designed to streamline the process of wholesale buying and selling of pre-owned vehicles over the next year. Through this program, we expect that our dealers will be able to place online bids for pre-owned vehicles directly to the wholesaler, eliminating associated distribution costs.

INTERNATIONAL ACTIVITIES


     We intend to expand our new vehicle marketing service to foreign markets through licensing agreements and by establishing relationships with vehicle dealers and strategic partners located in foreign markets. As of December 31, 1998, approximately 161 Canadian dealerships belonged to our network. We have entered into an agreement with Auto-By-Tel UK Limited, an affiliate of Inchcape Motors, the United Kingdom's largest independent automobile distributor, to license our technology, business processes and trade names in the United Kingdom, as well as provide maintenance and development for such technology. We have also entered into similar arrangements with Auto-By-Tel AB, an affiliate of Bilia AB, to license our technology, business processes, and trade names in Sweden, Norway, Denmark and Finland. Under the terms of our agreement with Auto-by-Tel UK Limited and Auto-By-Tel AB we received an annual maintenance fee and will receive an initial license fee. We intend to enter into similar relationships with strategic partners in other countries that have attractive automobile markets. In addition, we have entered into agreements with Aureus Private Equity AG and Invision AG to obtain their assistance in meeting potential strategic partners who will assist us in establishing national operating companies throughout the rest of Europe using Autobytel.com vehicle marketing systems.


MARKETING AND SALES


     Our ability to enhance our brand name recognition, domestically and internationally, and position ourselves as a leading Internet-based vehicle information and purchasing services provider is critical to our efforts to increase the number of vehicle purchase requests and requests for ancillary services, as well as the number and quality of subscribing dealerships. We have invested approximately $60 million to date in sales, marketing and communications activities. Over the past several years, we have been the subject of numerous newspaper, magazine, radio and television stories. Articles about our new vehicle program have appeared in Business Week, Fortune, Forbes, Time, and the Wall Street Journal, among other publications. Television stories featuring us have been aired nationally on NBC Today, NBC Nightly News and CNN. We believe that ongoing media coverage is an important element in creating consumer awareness of the Autobytel.com brand name and has contributed to dealership awareness of, and participation in, our programs.



     We have established marketing and advertising programs with many of the leading automotive information providers on the Internet, including Edmund's, IntelliChoice and Kelley Blue Book which help direct traffic to our Web site and increase purchase requests. Our agreements with automotive information providers typically have terms ranging from one to five years. Our Kelly Blue Book agreement calls for a monthly payment based on the number of times their visitors click on our links. Our position with Kelly Blue Book is not an exclusive arrangement.


     Edmund's is our single largest referral service. In 1997 and 1998, approximately 49% and 34%, respectively, of our total purchase requests originated from Edmund's. This percentage decreased to 29% for the last quarter of 1998. Our agreement with Edmund's, pursuant to which we receive referrals from Edmund's Web site, is scheduled to expire July 31, 2000. Edmund's has agreed to recommend or refer visitors to its Web site only to us and no other competitive online marketing program with respect to new vehicles, although Edmund's may refer prospective buyers directly to automotive manufacturers' Web sites and dealer locator services. We expect Edmund's Web site to account for a significant number of purchase requests for the foreseeable future. We pay Edmund's a monthly fee based on a per purchase request basis. We pay IntelliChoice both a monthly fee for the use of its data and a fee for each purchase request. Our arrangement with them is not exclusive, as they provide data to other Web sites.



     We endeavor to position ourselves as the leading vehicle and related services purchasing program by affiliating ourselves with online services and Internet portals. We believe that our presence on these Internet sites helps to increase purchase request volume and will remain a key element of our future business. For example, we have agreements with AT&T Corp., Classifieds2000, Excite and Lycos that provide as follows:



     - We pay AT&T a monthly fee to insert our branded content on their site which includes a car purchasing link enabling their visitors to send us purchase requests.



     - Our contract with Classifieds2000 provides that we pay a monthly fee as well as a fee for each purchase request it sends us for the number of users who submit purchase requests after having visited its site. Moreover, it includes our pre-owned vehicle inventory in its classified listings. In return we provide it with a link on our site where owners can list their cars for sale directly. Our arrangement with Classifieds2000 is exclusive.



     - Our agreement with Excite covering its auto channel provides that we pay Excite a monthly fee as well as a fee for each purchase request it sends us. The agreement provides us with exclusivity in their Auto channel. Our agreement with Netscape's NetCenter auto channel is through Excite which manages NetCenter for Netscape. The payment terms are similar in nature to our deal directly with Excite's auto channel.



     - Our agreement with Lycos in its "New" automotive channel is based on a quarterly fee. The agreement provides us with exclusivity in their "New" automotive area.



     We are also working with MediaOne to develop and deliver our broadband service offering. Broadband allows the Internet to deliver content and services at faster speeds through high capacity coaxial cable networks. We believe that the broadband opportunity is becoming an increasingly important focus within the Internet industry, and we intend to enhance our presence using this technology.



     We supplement our Internet presence with television and traditional print advertising. Our initial marketing focus was on computer user and hobbyist publications and major automotive magazines. In late 1996, we began to broaden our marketing efforts with a campaign to accelerate consumer awareness of the Autobytel.com brand name and drive traffic to our Web site through cable television advertisements featured on CNN and CNET, Inc. and network television advertisements featured on NBC and MSNBC. As part of our branding efforts, we aired a 30-second commercial during the broadcast of the Super Bowl in both 1997 and 1998. We expect to continue to use television advertising to strengthen our brand awareness.


     In addition to our consumer-oriented marketing activities, we also market our programs directly to dealerships, participate in trade shows, advertise in trade publications and major automotive magazines and encourage subscribing dealerships to recommend our program to other dealerships.


INTELLECTUAL PROPERTY



     We have the registered service mark Auto-By-Tel and have applied for the registered service marks Autobytel.com, AutoBuyTools, Certified Pre-Owned CyberStore, Kre8.net and Dealer Real Time. The Autobytel.com logo is a service mark and trademark for which we have applied for federal registration.


DEALER RELATIONSHIPS AND SERVICES


     Dealer Network. Dealers participate in our network by entering into contracts with us. Our dealerships are located in most major metropolitan areas in the United States and Canada and we believe they are generally leaders in their respective markets. As of December 31, 1998, our participating dealership base totaled 2,718 dealers, consisting of 2,386 core dealers and 332 non-core dealers. Core dealerships are franchises with typically high volume vehicle sales such as Ford or Toyota. These dealerships pay initiation and monthly fees to subscribe to our online marketing program. Both the initial and monthly subscription fees are established in the contract and are based upon many business factors including the type and location of the franchise. We reserve the right to raise our fees to dealers after 30 days notice. Non-core dealers are typically franchises of lower-volume vehicle manufacturers such as Jaguar or Suzuki or are located in remote, low volume territories, and receive purchase request referrals from us without paying us either initial or monthly subscription fees. We enter into agreements with non-core dealers to ensure the broadest geographic coverage possible for the make of vehicle represented by the non-core dealer. We do not prevent dealers from entering into agreements with our competitors.



     Customer Support. We actively monitor subscribing dealers through ongoing customer surveys, and research conducted by our internal dealer support group. Generally, within ten days after a consumer submits a purchase request through our Web site, we re-contact the consumer by e-mail requesting completion of a quality assurance survey on our Web site that allows us to evaluate the sales process at participating dealers. Dealerships that fail to abide by our program guidelines or who receive repeated consumer complaints are generally reviewed and, if appropriate, terminated. In return for requiring a high level of consumer service, we assign participating dealerships exclusive territories. We try to assign dealers attractive territories in order to increase participation in our program.



     Our dealer agreements are cancelable by either party on 30 days notice. Each dealer agreement obligates the dealers to adhere to our policy of providing prompt responses to customers, no haggle pricing practices and full disclosure regarding vehicle availability, add-ons and related matters. We require each dealer to have an Autobytel.com manager whose principal responsibility is supervising our system, similar to the way in which most dealers have a new vehicle sales manager, pre-owned vehicle sales manager and service and parts department managers who are responsible for those dealership functions. We reserve the right to reduce or modify each dealer's assigned territory after the first six months, although there can be no assurance that a dealer whose territory is reduced or modified will not contest such a change or terminate its subscription. In addition, dealers whose territories are reduced or modified by us may sue us in an effort to prevent the change or recover damages. We have experienced one such suit. See "-- Litigation."



     Training. We believe that traditional dealers and their employees require specialized training to learn the skills necessary to serve the Internet user and take full advantage of our proprietary Dealer Real Time system. Therefore, we have developed an extensive training program for our dealers. We believe that this training is critical to enhancing the Autobytel.com brand and reputation. We require participating dealerships to have their representatives trained on our system. Training is conducted at our headquarters in Irvine, California, at regional training centers and at dealerships' premises. Training is currently provided to the dealers at no additional cost. In training our dealers, we de-emphasize traditional vehicle selling techniques and emphasize the Autobytel.com approach. To increase consumer satisfaction and reduce costs, we seek to discourage dealerships from using commissioned and multiple salespersons to interface with our customers.


COMPETITION


     We believe that the principal competitive factors affecting the market for Internet-based vehicle marketing services include:


     - successful marketing and establishment of national brand name recognition,

     - ease of use, speed and quality of service execution,

     - the size and effectiveness of the participating dealership base,

     - the volume and quality of traffic to and purchase requests from a Web site,

     - the ability to introduce new services in a timely and cost-effective manner.

     - technical expertise,

     - customer satisfaction, and

     - competitive dealer pricing.


     Our vehicle purchasing services compete against a variety of Internet and traditional vehicle buying services and automotive brokers. In the Internet-based market, we compete with other entities which maintain similar commercial Web sites including Autoweb.com, Cendant's AutoVantage, General Motors' BuyPower, Microsoft's CarPoint and Stoneage Corporation. Republic Industries has also announced its intention to create a Web site for marketing vehicles. We also compete indirectly against vehicle brokerage firms and affinity programs offered by several companies, including Costco Wholesale Corporation and Wal-Mart Stores, Inc.



     We compete with vehicle insurers, lenders and lessors as well as individual dealerships. Such companies may already maintain or may introduce Web sites which compete with ours. We cannot assure that we can compete successfully against current or future competitors, many of which have substantially more capital, resources and access to additional financing than we do, nor can there be any assurance that competitive pressures faced by us will not result in increased marketing costs, decreased Web site traffic or loss of market share or otherwise will not materially and adversely affect our business, results of operations and financial condition. We compete primarily on brand name recognition acquired through early entry into the Internet-based automotive purchase referral market and through customer and dealer satisfaction.


OPERATIONS AND TECHNOLOGY


     We believe that our future success is significantly dependent upon our ability to continue to deliver a high-performance and reliable Web site, enhance consumer/dealer communications, maintain the highest levels of information privacy and ensure transactional security. We host our Web site at our corporate headquarters in Irvine, California. We currently contract the services of two nationally established Internet service providers to connect our systems with the Internet. Our primary provider supplies two-thirds of our capacity to connect with the Internet and our secondary provider supplies the remaining third. Our primary servers are housed in one climate-controlled, raised floor computer room with back-up power systems. We use industry-standard computers and equipment in our network. Network security is provided by utilizing standard products.



     System enhancements are primarily intended to accommodate increased traffic across our Web site, improve the speed in which purchase requests are processed and introduce new and enhanced products and services. System enhancements entail the implementation of sophisticated new technology and system processes.


FACILITIES


     Our operations are principally located in a single office building in Irvine, California. We occupy three full floors, each consisting of approximately 12,000 square feet, which are leased through August 2001. We have options to renew the leases on each floor for an additional 5-year term. We also lease office space in Houston, Texas, consisting of less than 5,000 square feet through one of our subsidiaries, Kre8.net, Inc., an Internet software company for dealer Web site design and systems backup. In order to replace their existing leased space, we have recently entered into a lease agreement for office space in Houston consisting of 9,000 square feet, which Kre8.net plans to move into in the second quarter of 1999.


GOVERNMENT REGULATION


     Currently few laws or regulations have been adopted that apply directly to Internet business activities. The adoption of additional local, state, national or international laws or regulations may decrease the growth of Internet usage or the acceptance of Internet commerce.



     We believe that our dealer marketing services do not constitute franchising or vehicle brokerage activity in such a way that subjects us to federal and state franchise, motor vehicle dealer, or vehicle broker licensing laws. However, if individual state regulatory requirements change or additional requirements are imposed on us, we may be required to modify our service programs in such a state in a manner which may undermine our program's attractiveness to consumers or dealers.



     If we are required by a state to be licensed as a vehicle broker and we determine that the licensing and related requirements are overly burdensome, we may elect to terminate operations in such a state.



     In the event a state deems that we are acting as a vehicle broker, we may be required to comply with burdensome licensing requirements of such state or terminate operations in such state. As we introduce new services, we may need to comply with additional licensing regulations and regulatory requirements.



     Our marketing service may result in changes in the way vehicles are currently sold or may be viewed as threatening by new and pre-owned vehicle dealers who do not subscribe to the Autobytel.com program. Such businesses are often represented by influential lobbying organizations, and such organizations or other persons may propose legislation that, if adopted, could impact our evolving marketing and distribution model, which our service promotes.



     We expect to expand our operations to other countries that may have laws or be subject to treaties that regulate the marketing, distribution, and sale of vehicles. As we consider specific foreign operations, we will need to determine whether the laws of the countries in which we seek to operate require us to modify our program or otherwise change the Autobytel.com system or prohibit the use of the system in such country entirely. In addition, the laws of a foreign country may impose licensing, bonding or similar requirements on us as a condition to doing business there.



     To date, we have not expended significant resources on lobbying or related government affairs issues but may be required to do so in the future.



     Franchise Classification. If our relationship or written agreement with our dealers was found to be a "franchise" under federal or state franchise laws, we could be subjected to additional regulations, including but not limited to licensing, increased reporting and disclosure requirements. Compliance with varied laws, regulations, and enforcement characteristics found in each state may require us to allocate both staff time and monetary resources, each of which may have an adverse affect on our results of operations. As an additional risk, if our dealer relationship or subscription agreement is determined to establish a franchise, we may be subject to limitations on our ability to quickly and efficiently effect changes in our dealer relationships in response to changing market trends, which may negatively impact our ability to compete in the marketplace.



     We believe that neither our relationship with our subscribing dealers nor our dealer subscription agreements themselves constitute "franchises" under federal or state franchise laws. This belief has been challenged but upheld by a Federal District Court in Michigan that ruled our business relationship and our dealer subscription agreement does not rise to the level of a "franchise" under Michigan law.



     Vehicle Broker. If government licensing and enforcement authorities determine our business operations to be subject to state motor vehicle brokering laws, we may be required to apply for and obtain a motor vehicle brokers license. As additional risk, we may be subject to administrative monetary fees, fines, and penalties for failure to comply with such licensing requirements.



     We believe that we are not subject to the coverage of state and motor vehicles dealer or broker licensing laws. We believe that our dealer marketing service model does not qualify as an automobile brokerage activity and therefore state broker licensing requirements do not apply to us.



     In response to concerns about our marketing program raised by the Texas Department of Transportation, we modified our marketing program in that state to achieve compliance. These modifications included a unique pricing model under which all subscribing dealerships in Texas are charged uniform fees based on the population density of their particular geographic area and to make our program open to all dealerships who wish to apply.



     In the event that any other state's regulatory requirements impose state specific requirements on us or include us within an industry-specific regulatory scheme, we may be required to modify our marketing programs in such states in a manner which may undermine the program's attractiveness to consumers or dealers. In the alternative, if we determine that the licensing and related requirements are overly burdensome, we may elect to terminate operations in such state. In each case, our business, results of operations and financial condition could be materially and adversely affected.



     Loan Broker. We provide a connection through our Web site that allows a consumer to obtain finance information and loan approval. We do not demand nor do we receive any fees from consumers for this service. We do receive fees from participating lenders. We currently hold financial broker licenses in the states of Florida, Indiana, Rhode Island, and Wisconsin and have applied for renewals in California and Colorado. In the event other states require us to be licensed, we intend to obtain such licenses. We may be unable to comply with a state's regulations affecting our current operations or newly introduced services, or we could be required to incur significant fees and expenses to license or be compelled to discontinue finance operations in those states.



     Insurance Agent. We provide access through a link from our Web site to a Web site owned and maintained by American International Group. Persons visiting our Web site whom access the Web site maintained by American International Group may obtain insurance directly from its member companies. We receive fees from American International Group for allowing the American International Group's Web site to be accessed from ours. We receive no premiums from consumers nor do we charge consumers fees for our services. All applications are completed on American International Group's Web site and at no time do we receive the secure data found on the applications.



     We do not believe that our activity requires us to be licensed under state insurance laws. The use of the Internet in the marketing of insurance products, however, is a relatively new practice. It is not clear whether or to what extent state insurance licensing laws apply to activities similar to ours. Given this aforementioned uncertainty, we elected to proactively apply for and currently hold insurance agent licenses in California, Indiana, Nebraska, New Jersey, and Utah. We have also applied for insurance agent licenses in all remaining states that license corporations as insurance agents and are awaiting approvals.



EMPLOYEES


     As of December 31, 1998, we had a total of 180 employees. We also utilize independent contractors for software and hardware development and certain administrative activities. None of our employees are represented by a labor union. We have not experienced any work stoppages and consider our employee relations to be good.

LITIGATION


     Jerome-Duncan Ford, a Michigan dealership, first subscribed to our new vehicle marketing program in June 1996. In January 1997, we sought to replace the existing agreement with our new standard subscription services agreement and realign Jerome-Duncan Ford territory. Jerome-Duncan Ford objected to the realignment and ceased payment of its monthly subscription fee to us. Unable to resolve the matter, we terminated Jerome-Duncan Ford's subscription Dealer Agreement. Jerome-Duncan Ford then sued us in Michigan State Court and sought an injunction to prevent us from cancelling Jerome-Duncan Ford's subscription services agreement. Jerome-Duncan Ford based its action on Michigan franchise law which prohibits a franchiser from terminating a franchisee without good cause. We removed the case to federal court. In late June 1997, the federal district court ruled in favor of us and denied the injunction. The court held that Jerome-Duncan Ford showed insufficient evidence of a likelihood of success on the merits involving claims of breach of Michigan franchise law. The Court found that no franchise existed. We thereafter moved for summary judgment on the franchise issues.


     In late 1997, the court granted our motion for summary judgment and held that our subscription services agreement and method of operation did not constitute a franchise under Michigan state law. The plaintiffs have appealed the ruling.


     Halrec, Inc., a California based Toyota dealership, first subscribed to our new vehicle marketing program in October 1996 and subsequently to our financing program. On November 13, 1998, Halrec sued us in Superior Court, County of Santa Clara, California for, among other things, restraint of trade, intentional misrepresentation and unfair competition claiming that we wrongfully awarded to other car dealers geographic territories that were contractually the property of Halrec. We believe Halrec's claims are without merit and are vigorously defending ourselves against their claims.



     From time to time, we are involved in other litigation matters relating to claims arising out of the ordinary course of business. We are involved in at least one such case currently, including one seeking punitive damages. We believe that there are no claims or actions pending or threatened against us, the ultimate disposition of which would have a material adverse effect on our business, results of operations and financial condition. However, if a court or jury rules against us and the ruling is ultimately sustained on appeal and damages are awarded against us that include punitive damages, such ruling could have a material and adverse effect on our business, results of operations and financial condition.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


     The following table sets forth certain information with respect to the executive officers and directors of Autobytel.com. Our audit committee consists of Mr. Fuchs, Mr. Coats and Mr. Kaplan. Our compensation committee consists of Mr. Fuchs, Mr. Coats and Mr. Orton.



          OFFICERS AND DIRECTORS            AGE                   POSITION
          ----------------------            ---                   --------
Michael J. Fuchs..........................  52    Chairman of the Board and Director
Mark W. Lorimer...........................  39    Chief Executive Officer, President and
                                                  Director
Robert S. Grimes..........................  54    Executive Vice President and Director
Hoshi Printer.............................  57    Senior Vice President and Chief
                                                  Financial Officer
Ann M. Delligatta.........................  51    Executive Vice President and Chief
                                                  Operating Officer
Jeffrey H. Coats..........................  41    Director
Mark N. Kaplan............................  69    Director
Kenneth J. Orton..........................  47    Director
Peter Titz................................  45    Director
Richard A. Post...........................  40    Director



     Michael J. Fuchs was elected as a director of Autobytel.com in September 1996 and became Chairman in June 1998. Mr. Fuchs was Chairman and Chief Executive Officer of Home Box Office, a Division of TimeWarner Entertainment Company, L.P., a leading pay-television company, from October 1984 until November 1995, and Chairman and Chief Executive Officer of Warner Music Group, a Division of Time Warner Inc., from May 1995 to November 1995. Mr. Fuchs holds a B.A. from Union College and a J.D. from the New York University School of Law. Mr. Fuchs is a member of the board of directors of IMAX Corp., Wink Communications, Inc. and Consolidated Cigar Holdings Inc.



     Mark W. Lorimer joined Autobytel.com in December 1996 as Vice President, General Counsel and Secretary, and was promoted to Executive Vice President and Chief Operating Officer in May 1997. In May 1998, Mr. Lorimer was promoted to President. He was elected a director and appointed Chief Executive Officer of Autobytel.com in June 1998. From January 1996 to November 1996, Mr. Lorimer was a partner and, from March 1989 to January 1996, was an associate with the law firm of Dewey Ballantine LLP. Mr. Lorimer is a member of the board of directors of IMC Mortgage Company. Mr. Lorimer holds a B.S. in Speech from Northwestern University and a J.D. from the Fordham University School of Law.



     Robert S. Grimes has been a director of Autobytel.com since inception and has served as Executive Vice President since July 1996. Since September 1987, Mr. Grimes has been President of R.S. Grimes & Co., Inc., a private investment company. From April 1981 to March 1987, Mr. Grimes was a partner with the investment firm of Cowen & Company. Mr. Grimes holds a B.S. from the Wharton School of Commerce and Finance at the University of Pennsylvania and an L.L.B. from the University of Pennsylvania Law School. Mr. Grimes has served on the board of directors of Philips International Realty Corp., a New York Stock Exchange listed company, since April 1998.

     Hoshi Printer joined Autobytel.com in January 1999 as Senior Vice President and Chief Financial Officer. From June 1996 to December 1998, Mr. Printer served as Vice President, Finance and Administration, Chief Financial Officer and Secretary of Peerless Systems Corporation, a software technology company. From July 1995 to May 1996, Mr. Printer was Chief Financial Officer of Neuron Data Inc., a software technology company. From July 1994 to June 1995 Mr. Printer served as Chief Financial Officer of Soane Technologies Inc., a polymer technology company. From January 1990 to June 1994, Mr. Printer was Chief Financial Officer of Catalytica Inc., an environmental technology company. Mr. Printer also worked at Xerox Corporation for over 17 years as Vice President of Finance and in 1976 served as a consultant to the White House for the President's Reorganization project on cash management. Mr. Printer holds a B.E. in mechanical engineering and a B.E. in electrical engineering from Poona University in India, an M.S. in industrial engineering from Oklahoma State University and an M.B.A. from Stanford University.



     Ann M. Delligatta joined Autobytel.com in June 1997 as Senior Vice President and Chief Technology Officer and was promoted to Executive Vice President and Chief Operating Officer in July 1998. From September 1996 to June 1997, Ms. Delligatta was President and Chief Executive Officer of the Pharos Group, an information technology consulting organization. From January 1987 to September 1996, Ms. Delligatta held a number of managerial positions at TRW Inc.'s TRW Information Systems and Services Group, most recently as Vice President and General Manager/Information Technology Services. Ms. Delligatta attended Mount St. Mary's College and was named by McGraw-Hill Companies as one of the "Top 100 Women in Computing in 1996" in recognition of her success in the alignment of business and technology strategies.



     Jeffrey H. Coats was elected a director of Autobytel.com in August 1996. Mr. Coats has served as Managing Director of GE Equity Capital Group, Inc., a wholly-owned subsidiary of General Electric Capital Corporation, a significant stockholder in us, since April 1996. He has also held various positions, most recently as Managing Director, of GE Capital Corporate Finance Group, Inc., a wholly-owned subsidiary of General Electric Capital Corporation, from June 1987 to April 1993. From March 1994 to April 1996, Mr. Coats served as President of Maverick Capital Equity Partners, LLC, and from April 1993 to January 1994, Mr. Coats was a partner with Veritas Capital, Inc., both of which are investment firms. Mr. Coats holds a B.B.A. in Finance from the University of Georgia and a Masters in International Management in Finance from the American Graduate School of International Management. Mr. Coats is a director and Chairman of the Board of The Hastings Group, Inc., a privately-held clothing retailer, which on October 23, 1995, filed a voluntary petition under Chapter 11 of the Bankruptcy Code and confirmed a plan of liquidation in late 1997. Mr. Coats became a director of The Hastings Group in connection with Maverick Capital Equity Partners' purchase of the assets of the predecessor of The Hastings Group in a previous bankruptcy proceeding. Mr. Coats is a member of the board of directors of Wink Communications, Inc. and of Krause's Furniture, Inc., a publicly-held company.



     Mark N. Kaplan was elected as a director of Autobytel.com in June 1998. Mr. Kaplan has been a member of the law firm Skadden, Arps, Slate, Meagher & Flom LLP since 1979. Mr. Kaplan serves on the board of directors of the following companies whose shares are publicly traded: American Biltrite, Inc., Congoleum Corporation, Inc., DRS Technologies, Inc., Grey Advertising, Inc., MovieFone, Inc., REFAC Technology Development Corporation, and Volt Information Services, Inc. Mr. Kaplan holds an A.B. from Columbia College and a J.D. from Columbia Law School.

     Kenneth J. Orton was elected a director of Autobytel.com in June 1998. Mr. Orton is currently a director, and through February 1999 Mr. Orton was the President and Chief Executive Officer, of Preview Travel, Inc., which he joined in April 1994 as President and Chief Operating Officer. From September 1989 to March 1994, Mr. Orton was Vice President and General Manager of the San Francisco division of Epsilon, a database marketing firm and a wholly owned subsidiary of American Express Company. Prior to his employment with Epsilon, Mr. Orton was Vice President of MARC Inc., a market research and database marketing company, and Vice President of Sales and Marketing for Future Computing. Mr. Orton also serves as a director of ONSALE, Inc., a publicly-held company. Mr. Orton received a B.A. from California State University, Fullerton.



     Peter Titz was elected a director of Autobytel.com in January 1999. Mr. Titz is a manager of Metro International Dienstleistung Beteiligungs AG and Invision AG. Before joining Metro and Invision AG in 1989, Mr. Titz was managing director of various institutions in the financial service sector including American Express in Frankfurt where he was responsible for the introduction of automatic teller machines and the installation of POS systems in Europe. Mr. Titz received a degree in engineering from the University of Aachen and a degree in economics from the University of Bonn. Mr. Titz is President of the board of directors of Aureus Private Equity AG and Deutsche Media AG and is a member of the board of directors of Teleclip AG.



     Richard A. Post was elected a director of Autobytel.com in February 1999. Mr. Post is Executive Vice President and Chief Financial Officer of MediaOne Group, Inc. and president of MediaOne Capital Corp., a subsidiary of MediaOne Group, Inc. Mr. Post joined US WEST Financial Services in April 1988 as manager of Corporate Development and was promoted in 1990, first to executive director, and then to vice president, responsible for all Capital Asset Group businesses. From June 1996 to January 1997, he was president of Corporate Development at US WEST, Inc. where he had responsibility for corporate development efforts at US WEST Communications, as well as US WEST, Inc. US WEST, Inc. has since split into two separate corporations, MediaOne Group, Inc. and US WEST. From December 1995 to June 1996, he served as vice president of Corporate Development for US WEST Media Group, a division of the former US WEST, Inc. Mr. Post holds both a business administration degree and an MBA from Delta State University. Mr. Post is a member of the board of directors of Financial Security Assurance Holdings, Inc., a financial guaranty company based in New York.


BOARD COMPOSITION


     The board of directors has currently authorized eight members of whom two are to be elected by the holders of series A preferred stock pursuant to Autobytel.com's certificate of incorporation. Mr. Coats and Mr. Fuchs are the designees of the series A preferred stock to the board of directors. The rights of the series A preferred stockholders will expire upon the consummation of this offering. Members of the board of directors are elected each year at our annual meeting of stockholders, and serve until the following annual meeting of stockholders or until their respective successors have been elected and qualified.



     In accordance with the terms of Autobytel.com's restated certificate of incorporation, effective upon the closing of this offering, the terms of office of the board of directors will be divided into three classes: the Class I term will expire at the annual meeting of stockholders to be held in 1999; the Class II term will expire at the annual meeting of stockholders to be held in 2000; and the Class III term will expire at the annual meeting of stockholders to be held in 2001. The Class I directors will be Mr. Lorimer, Mr. Titz and Mr. Post, the Class II directors will be Mr. Kaplan and Mr. Orton and the Class III directors will be Mr. Grimes, Mr. Fuchs and Mr. Coats. At each annual meeting of stockholders after the initial classification, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. In addition, our restated certificate of incorporation provides that the authorized number of directors shall be designated by the bylaws of Autobytel.com. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of Autobytel.com. Directors of Autobytel.com may be removed, with or without cause, by the affirmative vote of the holders of a majority of the shares entitled to vote at an election of directors. There are no family relationships among any of the directors and executive officers of Autobytel.com.


BOARD COMMITTEES


     The audit committee consists of Mr. Coats, Mr. Fuchs and Mr. Kaplan. The audit committee makes recommendations to the board of directors regarding the selection of independent public accountants, reviews the results and scope of the audit and other services provided by Autobytel.com's independent public accountants and reviews and evaluates our control functions.



     The compensation committee consists of Mr. Coats, Mr. Fuchs and Mr. Orton. The compensation committee administers the issuance of stock under Autobytel.com's 1996 Stock Incentive Plan, 1996 Stock Option Plan, 1996 Employee Stock Purchase Plan, 1998 Stock Option Plan and 1999 Stock Option Plan, makes recommendations regarding various incentive compensation and benefit plans and determines salaries for the executive officers and incentive compensation for employees and consultants of Autobytel.com.


DIRECTOR COMPENSATION


     Our non-employee directors do not currently receive any cash compensation for service on Autobytel.com's board of directors or any committee thereof, but directors may be reimbursed for certain expenses incurred in connection with attendance at board and committee meetings. Our 1999 Stock Option Plan provides for automatic grants of stock options to non-employee directors. See "Stock Plans -- 1999 Stock Option Plan."



     We have entered into indemnification agreements with each member of the board of directors and its officers providing for the indemnification of such person to the fullest extent authorized, permitted or allowed by law.

EXECUTIVE COMPENSATION


     The following table sets forth information regarding the compensation (rounded to the nearest thousand) paid during each of our last three completed fiscal years to our Chief Executive Officer and each of our other five most highly compensated executive officers as of December 31, 1998. Mr. Ellis resigned as our Chief Executive Officer in June 1998.


                           SUMMARY COMPENSATION TABLE


                                                                                  LONG-TERM
                                                                                 COMPENSATION
                                                                                    AWARDS
                                                  ANNUAL                         ------------
                                FISCAL         COMPENSATION          OTHER        SECURITIES
    NAME AND PRINCIPAL        YEAR ENDED    -------------------      ANNUAL       UNDERLYING
         POSITION            DECEMBER 31,    SALARY     BONUS     COMPENSATION    OPTIONS(#)
    ------------------       ------------   --------   --------   ------------   ------------
Peter R. Ellis.............      1998       $219,000   $     --     $522,000(1)         --
  Former Chief Executive         1997        275,000    100,000       15,000            --
  Officer and President          1996        123,000    321,000       11,000            --
Mark W. Lorimer............      1998        316,000    150,000        9,000       750,000(2)
  Chief Executive Officer
    and                          1997        200,000    100,000       70,000(3)    100,000
  President                      1996          8,000         --           --       333,333
Robert S. Grimes...........      1998        220,000     75,000           --       125,000
  Executive Vice President       1997        180,000         --           --       116,667
                                 1996         90,000         --           --       166,667
Ann M. Delligatta..........      1998        177,000    100,000           --       316,667(4)
  Executive Vice President       1997         88,000         --           --        83,334
  and Chief Operating
    Officer
Michael J. Lowell..........      1998        190,000         --           --        16,667
  Senior Vice President,         1997        139,000     50,000           --        50,000
  Development                    1996         15,000         --           --       111,111
Anne Benvenuto.............      1998        150,000         --           --        16,667
  Senior Vice President,         1997         13,000      5,000       15,000(3)     33,333
  Marketing


-------------------------


(1) Represents a one-time payment of $500,000, $14,000 car allowance and $8,000 legal expenses. See "Certain Transactions."



(2) 500,000 shares of such securities underlying options are contingent on the performance of our market trading price after the closing of the offering.



(3) Relocation expense reimbursement.



(4) 200,000 shares of such securities underlying options are contingent on the performance of our market trading price after the closing of the offering.

OPTION GRANTS DURING 1998


     The following table sets forth the five most highly compensated officers and certain information concerning stock options granted to them during 1998. We have never issued stock appreciation rights. Options were granted at an exercise price equal to the fair market value of the common stock at the date of grant. In determining the fair market value of the common stock, the board of directors considered various factors, including recent arms' length transactions, our financial condition and business prospects, operating results, the absence of a market for the common stock and the risks normally associated with investments in companies engaged in similar businesses. The term of each option granted is generally ten years from the date of grant. Options may terminate before their expiration dates, if the optionee's status as an employee or a consultant is terminated or upon the optionee's death or disability. We have not included disclosure on Mr. Ellis as he resigned as our Chief Executive Officer in June 1998 and did not receive any option grants in 1998.



                                           INDIVIDUAL GRANTS                        POTENTIAL REALIZABLE VALUE
                       ----------------------------------------------------------    OF ASSUMED ANNUAL RATES
                         NUMBER OF       PERCENT OF                                       OF STOCK PRICE
                        SECURITIES     TOTAL OPTIONS                                 APPRECIATION FOR OPTION
                        UNDERLYING       GRANTED TO       EXERCISE                           TERM(3)
                          OPTIONS       EMPLOYEES IN       PRICE       EXPIRATION   --------------------------
        NAME           GRANTED(#)(1)      1998(2)        ($/SHARE)      DATE(4)        5%($)         10%($)
        ----           -------------   --------------   ------------   ----------   -----------   ------------
Mark W. Lorimer......     200,000           12.3%          $13.20       12/17/08    $1,660,282    $ 4,207,480
                          500,000           30.7%           13.20       12/17/08     4,150,705     10,518,700
                           50,000            3.1%           13.20       06/21/08       415,070      1,051,870
Robert S. Grimes.....     125,000            7.7%           13.20       12/17/08     1,037,676      2,629,675
Ann M. Delligatta....     100,000            6.1%           13.20       12/17/08       830,141      2,103,740
                          200,000           12.3%           13.20       12/17/08     1,660,282      4,207,480
                           16,667            1.0%           13.20       06/21/08       138,360        350,630
Anne Benvenuto.......      16,667            1.0%           13.20       06/21/08       138,360        350,630
Michael J. Lowell....      16,667            1.0%           13.20       06/21/08       138,360        350,630


-------------------------

(1) Represents options granted under our Amended and Restated 1996 Stock Incentive Plan and the 1998 Stock Option Plan.



(2) Based on an aggregate 1,630,340 shares of our common stock subject to options granted to employees during fiscal 1998.



(3) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock prices.

AGGREGATED OPTION EXERCISES IN 1998 AND YEAR-END OPTION VALUES


     The following table sets forth for each of the five most highly compensated officers certain information concerning options exercised during fiscal 1998 and the number of shares subject to both exercisable and unexercisable stock options as of December 31, 1998. The values for "in-the-money" options are calculated by determining the difference between the fair market value of the securities underlying the options as of December 31, 1998 ($13.20 per share as determined by the board of directors) and the exercise price of the officer's options. In determining the fair market value of the common stock, the board of directors considered various factors, including recent arms' length transactions, our financial condition and business prospects, its operating results, the absence of a market for the common stock and the risks normally associated with investments in companies engaged in similar businesses. Autobytel.com has never issued stock appreciation rights. We have not included disclosure on Mr. Ellis as he resigned as our Chief Executive Officer in June 1998 and holds no options.



                                                        NUMBER OF SECURITIES
                                                       UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED IN-
                          NUMBER OF                          OPTIONS AT               THE-MONEY OPTIONS AT
                           SHARES                         DECEMBER 31, 1998           DECEMBER 31, 1998($)
                         ACQUIRED ON      VALUE      ---------------------------   ---------------------------
         NAME            EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
         ----            -----------   -----------   -----------   -------------   -----------   -------------
Mark W. Lorimer........      --           $  --        209,999        973,334      $1,609,491     $1,290,506
Michael J. Lowell......      --              --        104,861         72,917         725,006        241,660
Robert S. Grimes.......      --              --        245,834        162,500       2,060,004             --
Ann M. Delligatta......      --              --         29,165        370,836              --             --
Anne Benvenuto.........      --              --          8,333         41,667              --             --



STOCK PLANS



     Since our inception the board of directors has granted stock options in order to attract, retain and motivate employees. Our board of directors considers many factors in granting stock options. For example, among other factors, our board of directors considers competitive market conditions for employees and the risk associated with working for a development stage Internet company.



     1996 Stock Option Plan. Autobytel.com's 1996 Stock Option Plan was approved by the board of directors on May 18, 1996 and the stockholders on May 31, 1996. The 1996 Option Plan was terminated by a resolution of the board of directors on October 23, 1996, at which time over 800,000 options had been issued.



     The 1996 Option Plan provided for the granting to employees and directors of stock options intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the grant to employees, consultants and directors of nonstatutory stock options. The Company reserved 1,194,444 shares of common stock for issuance under the 1996 Option Plan. Under the 1996 Option Plan, the exercise price of any incentive stock options granted under the 1996 Option Plan were not less than the fair market value of the common stock on the date of grant, and the exercise price of any non-statutory stock option granted under the 1996 Option Plan were not less than 85% of the fair market value of the common stock at the date of the grant. The term of all options granted under the 1996 Option Plan did not exceed 10 years. The administrator of the options granted under the 1996 Option Plan is the board of directors or a committee of the board of directors. Any options granted under the 1996 Option Plan are exercisable at such times as determined by the administrator, but in no case at a rate of less than 20% per year over five years from the grant date. A majority of the outstanding options vest and became exercisable as to one third of the grant on October 31, 1996, and as to an additional one third of the grant at each successive October 31. Options granted under the 1996 Option Plan generally must be exercised within 30 days following termination of the optionee's status as an employee, directors or consultant of Autobytel.com, or within 12 months following such optionee's termination by death or disability. Any optionee holding options granted under the 1996 Option Plan cannot sell or transfer any shares of common stock during the 180 day period following the effective date of the registration statement relating to an initial public offering of securities filed pursuant to the Securities Act.



     1996 Stock Incentive Plan. The Incentive Plan was approved by the board of directors on October 23, 1996, amended and restated by the board of directors on November 24, 1996 and approved by the stockholders on January 16, 1997. The Company's 1996 Stock Incentive Plan provides for the granting to employees and directors of stock options intended to qualify as incentive stock options within the meaning of Section 422 of the Code, and for the granting to employees, directors and consultants of nonstatutory stock options and stock purchase rights.



     As approved by the stockholders, Autobytel.com reserved 833,333 shares of common stock for issuance under the Incentive Plan. Options with respect to all of the common stock reserved for issuance have been issued and are either incentive stock options or nonstatutory stock options.



     Options granted under the Incentive Plan are not generally transferable by the optionee, and each option is exercisable during the lifetime of the optionee only by such optionee. Options granted under the Incentive Plan must generally be exercised within three months of the end of the optionee's status as an employee or consultant of Autobytel.com, or within twelve months after such optionee's termination by death or disability, but in no event later than the expiration of the option's ten year term.



     The exercise price of nonstatutory stock options granted under the Incentive Plan was determined by the board of directors, and in all cases, was the fair market value of the common stock on the date of grant. The term of all options granted under the Incentive Plan did not exceed ten years. Stock options granted under the Incentive Plan vest according to vesting schedules determined by the administrator.



     The Incentive Plan provides that in the event of a merger of Autobytel.com with or into another corporation, a sale of substantially all of Autobytel.com's assets or a like transaction involving Autobytel.com, each option will be assumed or an equivalent option substituted by the successor corporation. If the outstanding options are not assumed or substituted as described in the preceding sentence, the committee of the board of directors shall provide for each optionee to have the right to exercise the option as to all of the optioned stock, including shares as to which it would not otherwise be exercisable. If the administrator makes an option exercisable in full in the event of a merger or sale of assets, the administrator will notify the optionee that the option will be fully exercisable for a period of 15 days from the date of such notice, and the option will terminate upon the expiration of such period.



     1996 Employee Stock Purchase Plan. Autobytel.com's 1996 Employee Stock Purchase Plan was adopted by the board of directors on November 18, 1996 and approved by the stockholders on January 16, 1997. The maximum number of shares of common stock available for sale is 444,444. Currently the plan has not been implemented but will be on consummation of our offering. The Purchase Plan, which is intended to qualify under Section 423 of the Code, permits eligible employees of Autobytel.com to purchase shares of common stock through payroll deductions of up to ten percent of their compensation for all purchase periods ending within any calendar year.



     Individuals who are eligible employees on the start day of any offering period may enter the Purchase Plan on that start date. Individuals who become eligible employees after the start date of the offering period may join the Purchase Plan on any subsequent quarterly entry date within that period. Employees are eligible to participate if they are customarily employed by Autobytel.com or any designated subsidiary for at least 20 hours per week and for more than five months in any calendar year.



     The price of common stock purchased under the Purchase Plan will be 85% of the lower of the fair market value of the common stock on the first or last day of each six month purchase period. Employees may end their participation in the Purchase Plan at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with Autobytel.com. Rights granted under the Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the plan.



     The Purchase Plan will be administered by the board of directors or by a committee appointed by the board of directors. The board of directors may amend or modify the Purchase Plan at any time. The Purchase Plan will terminate 10 years from the date of its adoption.



     1998 Stock Option Plan. Our 1998 Stock Option Plan was adopted by the board of directors in December 1998. The Plan provides that an aggregate of 1,500,000 shares of our common stock is available to be granted subject to options to key employees of Autobytel.com and its parent or subsidiary corporations, if any. If any stock option expires or terminates for any reason without having been exercised in full, new stock options may be granted covering the shares of our common stock originally set aside for the unexercised portion of such expired or terminated stock option.



     Under the 1998 Option Plan, eligible key employees of Autobytel.com may receive incentive stock options within the meaning of Section 422 of the Code or nonstatutory stock options. No eligible employee shall receive stock options with respect to more than 700,000 shares of our common stock during any one calendar year. Incentive stock options granted under the 1998 Option Plan must have an exercise price that is no less than the fair market value of our common stock as of the time the option is granted and generally may not be exercised more than ten years after the date of grant. With respect to any optionee who beneficially owns more than 10% of the total combined voting power of all classes of outstanding shares of capital stock of Autobytel.com, any incentive stock option must have an exercise price that is no less than 110% of the fair market value of our common stock as of the time the option is granted and may not be exercised more than five years after the date of grant. To the extent that the aggregate fair market value of stock exercisable by an optionee for the first time in any one calendar year under the 1998 Option Plan and all other stock plans of Autobytel.com exceeds $100,000, options for such shares shall not be considered incentive stock options but instead shall be considered nonstatutory stock options.



     Nonstatutory stock options granted under the 1998 Option Plan must have an exercise price that is no less than 85% of the fair market value of our common stock as of the time the option is granted and may not be exercised more than 10 years after the date they are granted. Under the 1998 Option Plan, certain nonstatutory stock options relating to vest over a time period determined by the administrator, however, the vesting could accelerate based on the performance of our common stock. All other stock options granted under the 1998 Option Plan vest according to time-based vesting schedules determined by the administrator; provided, that an optionee who is not an officer, director or consultant shall have the right to exercise at least 20% of the options granted per year over 5 years from the date of grant. Options granted under the 1998 Option Plan are nontransferable, other than by will or the laws of descent and distribution.



     The 1998 Option Plan provides that, unless otherwise provided in the stock option agreement, upon any merger, consolidation, or sale or transfer of all or any part of our business or assets, all rights of the optionee with respect to the unexercised portion of any option shall become immediately vested and may be exercised immediately, except to the extent that any agreement or undertaking of any party to any such merger, consolidation, or sale or transfer of assets, makes specific provisions for the assumption of the obligations of Autobytel.com with respect to the 1998 Option Plan. In addition, unless otherwise provided in the stock option agreement for any given option, upon any liquidation or dissolution of Autobytel.com, all rights of the optionee with respect to the unexercised portion of any option will terminate and all options will be canceled at the time of any such liquidation or dissolution, except to the extent that any plan pursuant to which such liquidation or dissolution is effected, makes specific provisions with respect to the 1998 Option Plan. The holder of any option granted under the 1998 Option Plan has the right immediately prior to the effective date of such merger, consolidation, sale or transfer of assets, liquidation or dissolution to exercise such option without regard to any vesting provision of such option. In no event may any incentive stock options be exercised later than the date preceding the tenth anniversary date of the grant thereof.



     The 1998 Option Plan will be administered by the board of directors or by a committee of the board of directors acting as the administrator. The administrator shall select the eligible key employees who are to be granted options, determine the number of shares to be subject to options to be granted to each optionee and designate such options as incentive stock options or nonstatutory stock options. The board of directors may at any time amend or modify the 1998 Option Plan, except that the board of directors may not, without approval of the stockholders of Autobytel.com, (1) increase the number of shares issued under the 1998 Option Plan, (2) modify the requirements as to eligibility for participation in the 1998 Option Plan or (3) change the option price provisions of the 1998 Option Plan so as to have a material adverse effect on Autobytel.com other than to conform with any applicable provisions of the Code or regulations or rulings thereunder. Unless terminated earlier, the 1998 Option Plan terminates ten years from the date it is adopted by the board of directors.



     1999 Stock Option Plan. Our 1999 Stock Option Plan was adopted by the board of directors on January 14, 1999. The plan provides that an aggregate of 1,800,000 shares of our common stock are available to be granted subject to options to employees of Autobytel.com; provided that after March 31, 1999, not more than 1,000,000 options may be granted under the plan. The 1999 Option Plan provides that, unless otherwise provided in the stock option agreement, upon any merger, consolidation, or sale or transfer of all or any part of our business or assets, all rights of the optionee with respect to the unexercised portion of any option shall become immediately vested and may be exercised immediately, except to the extent that any agreement or undertaking of any party to any such merger, consolidation, or sale or transfer of assets, makes specific provisions for the assumption of the obligations of Autobytel.com with respect to the 1999 Option Plan.

     Non-employee directors are entitled to participate in our 1999 Stock Option Plan. The 1999 Stock Option Plan provides for an automatic grant of a first option to purchase 20,000 shares of common stock to each non-employee director on the date on which the person first becomes a non-employee director; provided, that if any person serving as a non-employee director before January 14, 1999 received less than 20,000 shares on the date such person became a member of the board of directors, such person will be granted an option to purchase a number of shares equal to the difference between 20,000 shares and the shares actually granted. After the first option is granted to the non-employee director, he or she will automatically be granted a subsequent option to purchase 5,000 shares on November 1 of each subsequent year provided he or she is then a non-employee director and, provided further, that on such date he or she has served on the Board for at least six months. First options and each subsequent option will have a term of ten years. The shares subject to the first option and each subsequent option vest in their entirety and becomes exercisable on the first anniversary of the grant date, provided that the optionee continues to serve as a director on such dates. The exercise price of shares subject to the first option and each subsequent option shall be 100% of the fair market value per share of the common stock on the date of the grant of the option.


     The 1999 Stock Option Plan is identical in all other material respects to the 1998 Stock Option Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     No interlocking relationship exists between the board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. The compensation committee of the board of directors currently consists of Mr. Fuchs, Mr. Coats and Mr. Orton.


EMPLOYMENT AGREEMENTS


     On July 1, 1998, we entered into a three year employment agreement with Mr. Mark W. Lorimer, our President and Chief Executive Officer. Under this agreement, Mr. Lorimer is entitled to a base salary of $325,000, a bonus in such amounts and based on such criteria as may be established by the board of directors from time to time, 200,000 options which vest over two years, 500,000 performance options which vest over seven years unless accelerated upon the earlier accomplishment of stock price goals, and all ordinary and customary perquisites such as any medical, dental welfare plans, insurance coverages and any death benefit and disability benefit plans afforded to executive employees of Autobytel.com. If Mr. Lorimer's employment is terminated without cause or if Mr. Lorimer terminates his employment with good reason, Mr. Lorimer is entitled to a lump sum payment equal to the aggregate annual base salary, which annual base salary shall be the highest annual base salary in effect during the term of his employment, that would have been received by Mr. Lorimer if he had remained employed by Autobytel.com for the greater of (1) the remaining balance of the three year term or (2) two years. In the event of a change of control of Autobytel.com prior to January 1, 2000, and while Mr. Lorimer remains employed by Autobytel.com, the term of the agrement shall automatically extend for a period of three years from the date of the change of control.



     In addition to the above, in the event Lorimer's employment is terminated during the six month period prior to (or the first thirty-six months following) a change of control by Mr. Lorimer for good reason or by Autobytel.com other than for cause, disability or death, Mr. Lorimer is entitled to a lump sum payment equal to twice the highest bonus paid to

Mr. Lorimer in the last three fiscal years plus the amount of the cost of all benefits for the greater of the remaining balance of the term or two years.



     In the event of a change of control while Mr. Lorimer is employed by Autobytel.com or if Lorimer's employment is terminated by Autobytel.com without cause or by Mr. Lorimer for good reason during the six month period prior to a change of control, unvested performance-based options shall become vested and exercisable to the extent performance targets are met. In the event of the death or disability of Mr. Lorimer during the term of this employment agreement, Autobytel.com shall provide Mr. Lorimer or his successors, heirs, designees or assigns, with continued payment of Mr. Lorimer's then current base salary and all benefits for a period of two years.



     On December 17, 1998, Autobytel.com entered into a three year employment agreement with Ms. Ann Marie Delligatta, our Executive Vice President and Chief Operating Officer. Under this agreement, Ms. Delligatta is entitled to a base salary of $225,000, a bonus in such amounts and based on such criteria as may be established by the board of directors from time to time, 100,000 options which vest fully by June 2000, 200,000 performance options which vest over seven years unless accelerated upon the earlier accomplishment of stock price goals, and all ordinary and customary perquisites such as any medical, dental welfare plans, insurance coverages and any death benefit and disability benefit plans afforded to executive employees of Autobytel.com. If Ms. Delligatta's employment is terminated without cause or if Ms. Delligatta terminates her employment for good reason, Ms. Delligatta is entitled to a lump sum payment equal to the base salary that would have been received by Ms. Delligatta if she had remained employed by Autobytel.com for the remaining balance of the three year term. Ms. Delligatta's employment with Autobytel.com shall terminate automatically in the event of death or upon 30 days' written notice of termination by Autobytel.com in the event of a disability.



     On March 4, 1999, we entered into an employment and severance agreement with Mr. Michael J. Lowell, our Senior Vice President, Development. Under this agreement, Mr. Lowell is entitled to a base salary of $140,000 per year and to all ordinary and customary perquisites such as any medical, dental welfare plans, insurance coverages and any death benefit and disability benefit plans afforded to executive employees of Autobytel.com. If Mr. Lowell's employment is terminated without cause, he is entitled to a lump sum severance payment in varying amounts depending on the date of termination. The maximum severance payment is $232,501, payable if the effective date of termination occurs during March 1999, and the minimum severance payment is $90,000, payable if the effective date of termination occurs after January 2000.



INDEMNIFICATION AND LIMITATION OF DIRECTOR AND OFFICER LIABILITY



     We have entered into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, indemnify our directors and officers for expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Autobytel.com, arising out of such person's services as a director or officer of us, any subsidiary of us or any other company or enterprise to which the person provides services at our request. Notwithstanding the foregoing, our directors and officers shall not be entitled to indemnity pursuant to these agreements if a reviewing party appointed by the board of directors determines that such person is not entitled to be indemnified thereunder under applicable law. In addition, our directors and officers may not be indemnified for expenses reasonably incurred, in connection with any claim related to the fact that such person was a director or officer of
Autobytel.com:



     - if the expenses result from acts, omissions or transactions for which such person is prohibited from receiving indemnification;



     - with respect to claims initiated or brought voluntarily by the indemnitee and not by way of defense, counterclaim or cross claim; or



     - with respect to any claim instituted by the indemnitee, on behalf of himself or us or by us to enforce or interpret the indemnity agreement if a court has jurisdiction over such matter determines that the defenses or assertions made by the indemnitee were made in bad faith or was frivolous. We believe that these agreements are necessary to attract and retain qualified directors and officers.



     To the extent indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us as discussed above, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                   FINANCINGS AND RELATED PARTY TRANSACTIONS


Series A Preferred Stock


     On August 23, 1996, in a private placement transaction, we issued 1,500,000 shares of series A preferred stock at $10.00 per share convertible into common stock at the conversion price per share of $9.00. The number of shares of common stock into which each share of series A preferred stock will convert is 1.11 shares. The holders of such series A preferred stock are entitled to certain registration rights with respect to the shares of common stock issued or issuable upon conversion thereof. See "Description of Capital Stock--Registration Rights." All shares of series A preferred stock will automatically convert into shares of common stock upon the closing of the offering. We have never declared or paid dividends on the series A preferred stock.



     From July 9, 1996 through August 13, 1996, Mr. Fuchs made loans to us in the aggregate principal amount of $500,000. These loans, along with accrued interest, converted into series A preferred stock on August 23, 1996 at $10.00 per share. In September 1996, Mr. Fuchs was appointed to our board of directors.



     The holders of series A preferred stock have the right to elect two members of the board of directors. Because General Electric Capital Corporation holds more than a majority of the shares of series A preferred stock it has the right to designate on behalf of all holders of series A preferred stock such directors. To date, General Capital Electric Corporation has designated Mr. Fuchs and Mr. Coats to the board of directors.


Series B Preferred Stock


     On January 30, 1997, in a private placement transaction we issued 967,915 shares of series B preferred stock at $9.35 per share convertible into common stock at the conversion price per share of $10.37. The number of shares of common stock into which each share of series B preferred stock will convert is
0.90 shares. The holders of such series B preferred stock are entitled to certain registration rights with respect to the shares of common stock issued or issuable upon conversion thereof. See "Description of Capital Stock-- Registration Rights." All shares of series B preferred stock will automatically convert into shares of common stock upon the closing of the offering. We have never declared or paid dividends on the series B preferred stock.


Series C Preferred Stock


     On October 21, 1997, April 30, 1998, May 7, 1998, October 30, 1998,
November 10, 1998, December 16, 1998, December 21, 1998 and December 24, 1998, in private placement transactions, we issued a total of 4,968,738 shares of series C preferred stock at $8.80 per share convertible into common stock at the conversion price per share of $13.20. The number of shares of common stock into which each share of series C preferred stock will convert is 0.67 shares. The holders of such series C preferred stock are entitled to certain registration rights with respect to the shares of common stock issued or issuable upon conversion thereof. See "Description of Capital Stock--Registration Rights". All shares of series C preferred stock will automatically convert into shares of common stock upon the closing of the offering. National Broadcasting Company acquired its shares by providing national spot advertising to Autobytel.com. We have never declared or paid dividends on the series C preferred stock.

     The following chart lists the holders of Autobytel.com's preferred stock and the number and class of shares held by such holders as of March 1, 1999.



                                          SERIES A          SERIES B          SERIES C
         NAME OF STOCKHOLDER           PREFERRED STOCK   PREFERRED STOCK   PREFERRED STOCK
         -------------------           ---------------   ---------------   ---------------
General Electric Capital
Corporation..........................      800,000           534,760            681,819
National Union Fire Insurance Company
of Pittsburgh, PA, an affiliate of
AIG..................................      400,000           267,380            227,273
ContiTrade Services L.L.C............      200,000           133,690
Michael Fuchs........................      100,000            32,085
Tozer Kemsley and Millbourn
Automotive, Ltd., a unit of Inchcape
Motors...............................                                           568,182
Bilia AB.............................                                           568,182
National Broadcasting Company, Inc.,
an affiliate of General Electric
Capital Corporation..................                                           121,009
Invision AG..........................                                           568,182
Aureus Private Equity AG.............                                         1,097,727
MediaOne Interactive Services,
Inc..................................                                         1,136,364


Other Transactions


     From time to time, Autobytel.com has advanced funds to Peter R. Ellis, the former Chairman of the board of directors and Chief Executive Officer of Autobytel.com. As of December 31, 1998, Mr. Ellis was indebted to us in the amount of $250,000 plus accrued interest at the rate of 8% per year compounded quarterly. The principal amount of the loan is due and payable on or before March 1, 2003. The Company has received a pledge of 100,657 of Mr. Ellis' shares of common stock to secure this loan.



     Autobytel.com and John M. Markovich, our former Senior Vice President and Chief Financial Officer, are parties to a severance and general release agreement dated January 30, 1998. Pursuant to the terms of the severance agreement, in connection with his resignation from Autobytel.com, we paid to Mr. Markovich a severance payment of $75,000, extended Mr. Markovich's health coverage through July 30, 1998, paid certain outplacement expenses of $10,000 and granted Mr. Markovich a warrant to purchase 33,333 shares of common stock at $11.25 per share. The warrant granted to Mr. Markovich expires on January 30, 2003 unless exercised prior thereto.



     Autobytel.com and Mr. Ellis, our former Chief Executive Officer and Chairman of the board of directors are parties to a two year advisory agreement dated as of August 20, 1998. Under the advisory agreement, Mr. Ellis received $500,000 on the date of execution and commencing on the thirteenth month anniversary of this agreement, Mr. Ellis is entitled to receive $5,000 per month. Mr. Ellis is entitled to participate in all employee health plans and receives a car allowance of $1,000 per month until April 30, 1999. The advisory agreement may be terminated by us for cause or upon 30 days prior written notice without cause. In the event the advisory agreement is terminated without cause by Autobytel.com or due to his death or disability, Mr. Ellis will still be entitled to receive his base salary and health benefits through the remainder of the term of the of the agreement. Mr. Ellis has the right to terminate the advisory agreement on 90 days prior written notice to Autobytel.com. A majority of disinterested directors approved the advisory agreement and such other transaction between autobytel.com and Mr. Ellis.



     In addition, on January 11, 1999, in consideration of us waiving our right of first refusal permitting the sale of $1.4 million of our common stock to certain "accredited investors" as such term is defined under Rule 501 of the Securities Act, Mr. Ellis transferred to us the voting power of 593,175 shares of common stock of Autobytel.com owned by Mr. Ellis for a period that is the earlier of five years from the date thereof or until such time as Mr. Ellis sells the such shares to a person not affiliated with Mr. Ellis. Mr. Ellis sold these shares at $11.88 per share.



     Pursuant to a marketing and application processing agreement dated February 1, 1997, among GE Capital, Auto-By-Tel Acceptance Corporation and Autobytel.com, Auto-By-Tel Acceptance Corporation and Autobytel.com agreed to refer customers seeking vehicle financing with favorable credit ratings to GE Capital. In return, GE Capital agreed to pay Auto-By-Tel Acceptance Corporation a marketing fee of $100.00 for each financing consummated by GE Capital under this agreement. GE Capital is an affiliate of General Electric Capital Corporation, which beneficially owns 1,831,903 shares of common stock. As of December 31, 1998, Auto-By-Tel Acceptance Corporation had referred customers to GE Capital to whom GE Capital extended financing in an aggregate amount of approximately $307,000 and received approximately $1,200 in marketing fees since the inception of this relationship.



     In addition, General Electric Capital Corporation is an affiliate of PaineWebber Incorporated, one of the underwriters taking part in this offering. As a result, BT Alex. Brown Incorporated will act as a qualified independent underwriter to establish the price of the shares offered by this prospectus.



     Auto-By-Tel Acceptance Corporation, member companies of the American International Group, and Autobytel.com entered into a marketing agreement dated July 22, 1996. Pursuant to this agreement, Autobytel.com, through Auto-By-Tel Acceptance Corporation, authorizes and provides the American International Group access to its Internet server, for the publication, display, and exhibition of the American International Group's member companies' direct response automobile insurance sales materials to our users. In return, Auto-By-Tel Acceptance Corporation is paid compensation based on a flat fee on the basis of the premium collected.



     On November 10, 1998, we issued to Invision AG a warrant to purchase an aggregate of 150,000 shares of our common stock at an exercise price of $13.20 per share. This warrant is exercisable as of the date thereof and expires on November 10, 2001.



     On December 16, 1998 and December 23, 1998, we issued to Aureus Private Equity AG warrants to purchase 169,800 and 120,000 shares, respectively, of our common stock at an exercise price of $13.20 per share. Each of these warrants are exercisable as of the date thereof and expires on December 16, 2001 and December 23, 2001, respectively. In January 1999, Peter Titz, a manager of Invision AG and a director of Aureus Private Equity AG, was appointed to our board of directors.



     On December 21, 1998, we issued to MediaOne Interactive Services, Inc. a warrant to purchase an aggregate of 300,000 shares of common stock of Autobytel.com at an exercise price of $13.20 per share. This warrant is exercisable as of the date thereof and expires on December 21, 2001. In February 1999, Richard Post, a director of MediaOne Interactive Services, Inc., was appointed to Autobytel.com's board of directors.



     All future transactions between Autobytel.com and interested directors and stockholders, if any, will be approved by the disinterested directors or stockholders, as appropriate in accordance with Delaware law and our certificate of incorporation and bylaws.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth information with respect to the beneficial ownership of the common stock as of December 31, 1998, as adjusted to reflect the conversion of the preferred stock into common stock concurrently with the offering and sale of common stock offered hereby for (1) each person or entity who is known by Autobytel.com to beneficially own five percent or more of the outstanding common stock, (2) each of our directors, (3) each of the five most highly compensated officers in 1998, (4) each stockholder who is selling shares of common stock in this offering, and (5) all directors and executive officers of Autobytel.com as a group. As of December 31, 1998, there were 14,358,745 shares of common stock outstanding.



     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of December 31, 1998 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name. The following table assumes no exercise of the underwriters' over-allotment option.



                                      SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                             OWNED                                OWNED
                                       PRIOR TO OFFERING     NUMBER OF       AFTER OFFERING
                                      -------------------   SHARES BEING   -------------------
                                       NUMBER     PERCENT     OFFERED       NUMBER     PERCENT
                                      ---------   -------   ------------   ---------   -------
Peter R. Ellis(1)...................  4,020,667    28.0%      500,000      3,520,667    19.7%
    c/o Autobytel.com
    18872 MacArthur Boulevard
    Irvine, California 92612-1400
John C. Bedrosian(2)................  3,569,445    24.9%      500,000      3,069,445    17.2%
    c/o Autobytel.com
    18872 MacArthur Boulevard
    Irvine, California 92612-1400
General Electric Capital
  Corporation(3)....................  1,831,903    12.8%                   1,831,903    10.3%
    260 Long Ridge Road
    Stamford, Connecticut 06927
Peter Titz(4).......................  1,550,406    10.5%                   1,550,406     8.5%
    c/o Aureus Private Equity AG
    Zugerstrasse 76b
    CH-6340 Baar
    Switzerland
MediaOne Interactive Services,
  Inc.(5)...........................  1,057,576     7.2%                   1,057,576     5.8%
    9000 E. Nichols Avenue
    Englewood, Colorado 80112
Aureus Private Equity AG(4).........  1,021,618     7.0%                   1,021,618     5.6%
    Zugerstrasse 76b
    CH-6340 Baar
    Switzerland
National Union Fire Insurance
  Company of Pittsburgh, PA.........    837,157     5.8%                     837,157     4.7%
    200 Liberty Street
    New York, New York 10281
Robert S. Grimes(6).................    803,472     5.5%                     803,472     4.4%
    c/o R.S. Grimes & Co., Inc.
    152 West 57th Street
    New York, NY 10019
Mark W. Lorimer(7)..................    214,165     1.5%                     214,165     1.2%
Michael J. Fuchs(8).................    146,130     1.0%                     146,130       *

                                      SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                             OWNED                                OWNED
                                       PRIOR TO OFFERING     NUMBER OF       AFTER OFFERING
                                      -------------------   SHARES BEING   -------------------
                                       NUMBER     PERCENT     OFFERED       NUMBER     PERCENT
                                      ---------   -------   ------------   ---------   -------
Michael J. Lowell(9)................    106,944       *                      106,944       *
Ann M. Delligatta(10)...............     32,637       *                       32,637       *
Anne Benvenuto(11)..................      9,721       *                        9,721       *
Mark N. Kaplan......................      1,000       *                        1,000       *
Kenneth J. Orton....................         --       *                           --       *
Hoshi Printer.......................         --       *                           --       *
All directors and executive officers
  as a group (13 persons)(12).......  9,774,621    62.2%                   9,274,621    48.2%


---------------
  * Less than 1%


 (1) Includes 46,110 shares held by certain trusts established for family members of Mr. Ellis as to which Mr. Ellis' spouse maintains sole voting power. Includes 118,635 shares Mr. Ellis sold on January 11, 1999 and 593,175 shares as to which Mr. Ellis granted voting power to Autobytel.com pursuant to a voting proxy dated January 11, 1999. See "Certain Transactions." If the underwriters' over-allotment option were exercised in full, the number of shares beneficially owned by Peter Ellis after the offering would be 3,183,167 and the percentage would be 17.8%.



 (2) All shares are held in the John C. Bedrosian and Judith D. Bedrosian Revocable Trust in which Mr. Bedrosian maintains shared voting powers. If the underwriters' over-allotment option were exercised in full, the number of shares beneficially owned by Mr. Bedrosian after the offering would be 2,731,945 and the percentage would be 15.3%.



 (3) Mr. Jeffrey Coats is a managing director of GE Equity Capital Group, Inc., an affiliate of General Electric Capital Corporation, and is a director of Autobytel.com. Includes 888,889 shares held by General Electric Capital Corporation (GE) following the conversion of the series A preferred stock, 482,393 shares held by GE following the conversion of the series B preferred stock, and 454,546 shares held by GE following the conversion of the series C preferred stock. Also includes 6,075 shares issuable upon exercise of options exercisable within 60 days of December 31, 1998 which were granted to Mr. Coats, and subsequently assigned to General Electric Capital Corporation. Mr. Coats disclaims beneficial ownership of such 6,075 shares.



 (4) Mr. Peter Titz is a director of Aureus Private Equity AG, a manager of Invision AG, and a director of Autobytel.com. Includes 731,818 shares following the conversion of the series C preferred stock and 289,800 shares issuable upon exercise of warrants held by Aureus Private Equity AG. Also includes 378,788 shares following the conversion of the series C preferred stock and 150,000 shares issuable upon exercise of warrants held by Invision AG.



 (5) Mr. Richard Post is a director of MediaOne Interactive Services, Inc. and a director of Autobytel.com. Includes 757,576 shares held by MediaOne Interactive Services, Inc. following the conversion of the series C preferred stock and 300,000 shares issuable upon exercise of warrants. MediaOne Interactive Services, Inc., is an indirect, wholly owned subsidiary of MediaOne Group, Inc. As a result, MediaOne Group, Inc., may be deemed to indirectly, beneficially own the shares reported as being directly beneficially owned by MediaOne Interactive Services, Inc. MediaOne Group, Inc., disclaims such beneficial ownership.



 (6) Includes an aggregate of 5,554 shares held in irrevocable trusts as to which Mr. Grimes' spouse maintains sole voting power. Includes 247,917 shares issuable upon exercise of options exercisable within 60 days of December 31, 1998.



 (7) Represents 214,165 shares issuable upon exercise of options exercisable within 60 days of December 31, 1998.



 (8) Includes 6,076 shares issuable upon exercise of options exercisable within 60 days of December 31, 1998 and 111,111 shares held by Mr. Fuchs following the conversion of the series A preferred stock and 28,943 shares following the conversion of the series B preferred stock.



 (9) Represents 106,944 shares issuable upon exercise of options exercisable within 60 days of December 31, 1998.



(10) Represents 32,637 shares issuable upon exercise of options exercisable within 60 days of December 31, 1998.



(11) Represents 9,721 shares issuable upon exercise of options exercisable within 60 days of December 31, 1998.



(12) Includes 623,535 shares issuable upon exercise of options and 739,800 shares issuable upon exercise of warrants exercisable within 60 days of December 31, 1998. Peter Ellis resigned as Chief Executive Officer of Autobytel.com in June 1998. If Mr. Ellis' shares are not included in the number of shares beneficially owned by all directors and executive officers as a group, the number of shares owned by the directors and executive officers prior to the offering is 5,753,954 shares or 36.6% of the shares of common stock outstanding, and after the offering would be 5,753,954 shares or 29.9% of the shares of common stock outstanding.


                            DESCRIPTION OF CAPITAL STOCK


     Upon the closing of the offering, the outstanding shares of common stock will consist of 17,858,745 shares, $0.001 par value. As of December 31, 1998, there were 8,506,455 shares of common stock outstanding held of record by 70 stockholders.


COMMON STOCK


     Autobytel.com is authorized to issue a total of 50,000,000 shares of common stock. Holders of common stock are entitled to one vote per share in all matters to be voted on by the stockholders. Subject to the preferences of the preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for payment. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of Autobytel.com, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of shares of preferred stock then outstanding, if any. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of the offering will be fully paid and non-assessable.

PREFERRED STOCK


     Pursuant to our amended and restated certificate of incorporation, the board of directors has the authority, without further action by the stockholders, to issue up to 11,445,187 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. The board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of Autobytel.com or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock, and may adversely affect the voting and other rights of the holders of common stock. Upon the closing of the offering, no shares of preferred stock will be outstanding and Autobytel.com has no plans to issue any of the preferred stock. See "Financings and Related Party Transactions."


REGISTRATION RIGHTS


     Pursuant to the Amended and Restated Investors' Rights Agreement, dated October 21, 1997, among Autobytel.com and the holders of approximately 13,854,322 shares of common stock and securities convertible into common stock, the holders are entitled to certain rights as described below with respect to the registration of such registrable securities under the Act. If Autobytel.com proposes to register any of its securities under the Act, either for its own account or for the account of other holders exercising registration rights, the holders are entitled to notice of such registration and are entitled to include shares of registrable securities therein. Additionally, the holders are also entitled to demand registration rights pursuant to which they may require us to file a registration statement under the Act at our expense with respect to their shares of registrable securities, and Autobytel.com is required to use its best efforts to effect such registration. All of these registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration and the right of Autobytel.com not to effect a requested registration within one year of an initial public offering of our securities, such as the offering made hereby, or if such requested registration would have an anticipated aggregate offering to the public of less than $30 million. The holders have waived all such rights in connection with the offering.


DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

     Anti-Takeover Law


     Autobytel.com is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner or unless the interested stockholder acquired at least 85% of the corporation's voting stock (excluding shares held by certain designated stockholders) in the transaction in which it became an interested stockholder. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within the previous three years did own, 15% or more of the corporation's voting stock.

     Limitation of Director and Officer Liability


     Our amended and restated certificate of incorporation and bylaws contain certain provisions relating to the limitation of liability and indemnification of directors and officers. Our amended and restated certificate of incorporation provides that our directors may not be held personally liable to us or our stockholders for a breach of fiduciary duty, except for liability:



     - for any breach of the director's duty of loyalty to us or our stockholders,



     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law,



     - under Section 174 of the Delaware General Corporation Law, relating to prohibited dividends, distributions and repurchases or redemptions of stock, and



     - for any transaction from which the director derives an improper benefit.



In addition, our amended and restated certificate of incorporation and bylaws provide that we will indemnify directors and officers to the fullest extent authorized by Delaware law.


     No Stockholder Action by Written Consent


     Our amended and restated certificate of incorporation provides that the stockholders can take action only at a duly called annual or special meeting of stockholders. Accordingly, stockholders of Autobytel.com will not be able to take action by written consent in lieu of a meeting. This provision may have the effect of deterring hostile takeovers or delaying changes in control or management of Autobytel.com.


     Staggered Board of Directors


     Our amended and restated certificate of incorporation provides that upon the closing of this offering, the terms of office of the board of directors will be divided into three classes, such that the terms of Class I, Class II and Class III directors shall expire at the annual meeting of stockholders to be held in 1999, 2000 and 2001, respectively. The number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors of the directors. This provision may have the effect of delaying or preventing changes in control or change in our management because less than a majority of the board of directors are up for election at each annual meeting.


TRANSFER AGENT AND REGISTRAR


     U.S. Stock Transfer Corporation, Glendale, California, has been appointed as the transfer agent and registrar for the common stock. Its telephone number for such purposes is (818) 502-1404.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Prior to the offering, there has been no market for the common stock. Future sales of substantial amounts of common stock in the public market could adversely affect market prices prevailing from time to time. Upon completion of the offering, Autobytel.com will have outstanding an aggregate of 17,858,745 shares of common stock, assuming no exercise of outstanding options or warrants. Of these shares, the 4,500,000 shares sold in the offering will be freely tradeable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of Autobytel.com, as that term is defined in Rule 144 of the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.


SALES OF RESTRICTED SHARES


     The remaining 13,358,745 shares of common stock held by existing stockholders are "restricted securities" under Rule 144. The number of shares of common stock available for sale in the public market is limited by restrictions under the Securities Act and lock-up agreements under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this prospectus (the "lock-up period") without the prior written consent of BT Alex. Brown Incorporated, and the selling shareholders have agreed to the same lock-up except that they have agreed to a 270-day lock-up. On the date of this prospectus, no shares other than the shares offered hereby will be eligible for sale. In addition, following the expiration of the lock-up period, none of the restricted shares will become available for sale in the public market until the expiration of their respective holding periods (approximately 11,287,358 of such shares will have been held for more than one year at the end of such 180-day period).



     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner, except if the prior owner was an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (1) one percent of the number of shares of common stock then outstanding; or (2) the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. One percent of the number of shares of common stock outstanding after the offering equals approximately 178,587 shares. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about Autobytel.com. Under Rule 144(k), a person who is not deemed to have been an affiliate of Autobytel.com at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except if the prior owner was an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144; therefore, unless otherwise restricted, "144(k) shares" could be sold immediately upon the completion of this offering.



     Upon completion of the offering, the holders of 12,997,957 shares of common stock, or their transferees, will be entitled to certain rights with respect to the registration of such shares under the Act until such time as the holders of such common stock may sell such shares under the Rule 144 of the Securities Act. See "Description of Capital Stock -- Registration Rights." Registration of such shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration.


OPTIONS AND RESTRICTED STOCK


     We intend to file a registration statement under the Securities Act covering shares of common stock reserved for issuance under the 1999 Stock Option Plan, 1998 Stock Option Plan, 1996 Stock Incentive Plan, the 1996 Stock Option Plan and the 1996 Employee Stock Purchase Plan. Such registration statement is expected to be filed and become effective as soon as practicable after the effective date of the offering. Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, unless such shares are subject to vesting restrictions with Autobytel.com or the lock-up agreements described above. A total of 3,723,433 shares have been reserved for issuance under such plans. As of March 1, 1999, 737,191 options have been granted under the 1999 Stock Option Plan, 1,125,000 options have been granted under the 1998 Stock Option Plan, no shares have been purchased under the 1996 Employee Stock Purchase Plan, options to purchase 833,333 shares of common stock have been granted under the 1996 Stock Incentive Plan, options to purchase 889,163 shares of common stock have been granted under the 1996 Stock Option Plan and no shares have been purchased under the 1996 Employee Stock Purchase Plan. See "Management -- Stock Plans."



     In addition, under Rule 701 of the Securities Act as currently in effect, any employee, consultant or advisor of Autobytel.com who is not an affiliate who purchased shares from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell such shares 90 days after the effective date of this offering, subject to all provisions of Rule 144 except its minimum holding period.


LOCK-UP AGREEMENTS


     All officers, directors, and certain other stockholders of Autobytel.com have agreed not to sell, offer, contract or grant any option to sell, make any short sale, pledge, transfer, establish an open "put equivalent position" within the meaning of the Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of 180 days after the date of this prospectus, without the prior written consent of BT Alex. Brown Incorporated, and the selling stockholders have agreed to the same lock-up period except for a period of 270 days after the date of this prospectus. See "Underwriting." In addition, under the terms of the 1999 Stock Option Plan, the 1996 Stock Option Plan and the Amended and Restated 1996 Incentive Plan, holders of options to purchase common stock are obligated not to sell or transfer any shares of Autobytel.com during such 180-day period if so requested by us or the underwriters.

                    CERTAIN UNITED STATES TAX CONSIDERATIONS

                              FOR NON-U.S. HOLDERS


GENERAL


     The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of common stock by a Non-United States Holder, as defined below. As used herein, the term "Non-U.S. Holder" is any person or entity that, for United States federal income tax purposes, is either a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign trust in each case not subject to United States federal income tax on a net basis in respect of income or gain with respect to the common stock of the Company.



     This discussion does not address all aspects of United States federal income and estate taxes that may be relevant to a particular Non-U.S. Holder in light of the holder's particular circumstances, and is not intended to be applicable in all respects to all categories of Non-U.S. Holders, some of whom may be subject to special treatment under United States federal income tax laws and does not address United States state or local or foreign tax consequences. Furthermore, this discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, in effect on and as of the date hereof and all of which are subject to change, possibly with retroactive effect or different interpretations. The following summary is included herein for general information. ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISERS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.



     An individual may be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. In determining whether an individual is present in the United States for at least 183 days, all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to United States federal income and estate tax in the same manner as United States citizens and residents.


LIMITATION ON NET OPERATING LOSS CARRYFORWARDS


     We have approximately $37.1 million federal net operating loss carryforwards as of December 31, 1998 which may be available to reduce the amount of United States federal income taxes payable by Autobytel.com in the future. However, if Autobytel.com undergoes an "ownership change" within the meaning of Section 382 of the Code, an annual limitation will be imposed on Autobytel.com's use of its net operating loss carryforwards. If an "ownership change" occurs, Section 382 of the Code limits the amount of net operating losses that may be carried over from pre-ownership change years to offset Autobytel.com's taxable income in any post-ownership change year to an amount equal to (1) the value of Autobytel.com's capital stock (as adjusted) at the time of the ownership change multiplied by (2) the long-term bond rate for the month of the ownership change (the "Section 382 Limitation").

     Autobytel.com believes that it will undergo an ownership change for purposes of Section 382 of the Code. As a result, the use of Autobytel.com's pre-ownership change net operating loss carryforwards will be limited annually by Section 382 of the Code pursuant to the rules described above. Based on an estimated company value of $321 million, Autobytel.com will be limited to $15 million of losses per year based on a long-term tax exempt rate of 4.7% and a share price of $18.


DIVIDENDS


     Autobytel.com does not anticipate paying cash dividends on its capital stock in the foreseeable future. See "Dividend Policy." In the event, however, that dividends are paid on shares of common stock, dividends paid to a Non-U.S. Holder of common stock generally will be subject to United States withholding tax at a 30% rate, (or such lower rate as may be provided by an applicable income tax treaty). Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefit under a relevant income tax treaty.



     Currently the applicable United States Treasury regulations presume, absent actual knowledge to the contrary, that dividends paid to an address in a foreign country are paid to a resident of such country for purposes of the 30% withholding tax discussed above. However, the final United States Treasury regulations provide that, in the case of dividends paid after December 31, 1999, Non-U.S. Holders generally will be subject to United States backup withholding tax at a 31% rate, if specified certification procedures and requirements (or, in the case of payments made outside the United States with respect to an offshore account, specific documentary evidence procedures) are not satisfied, directly or through an intermediary.



     The Final Regulations also provide special rules for dividend payments made to foreign intermediaries, United States or foreign wholly owned entities that are disregarded for United States federal income tax purposes and entities that are treated as fiscally transparent in the United States, the applicable income tax treaty jurisdiction, or both. In addition, recently enacted legislation, effective August 4, 1997, denies income tax treaty benefits to foreign partners receiving income derived through a partnership (or otherwise fiscally transparent entity) if the foreign partner does not certify as to its Non-U.S. Holder status and the partnership does not provide required information including a United States taxpayer identification number. Prospective investors should consult with their own tax advisers concerning the effect, if any, of these Final Regulations and the recent legislation on an investment in the common stock.



     A Non-U.S. Holder of common stock that is eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.



     Dividends that are effectively connected with: a Non-U.S. Holder's (1) conduct of a trade or business, (2) permanent establishment or (3) fixed base in the United States ("United States trade or business income"), generally are subject to United States federal income tax on a net income basis at regular graduated rates, but are not subject to the 30% withholding tax if the Non-U.S. Holder files Form 4224 (or successor form) with the payor or, after December 31, 1999, such holder provides its United States taxpayer identification number to the payor.

     Any United States trade or business income received by a Non-U.S. Holder that is a corporation also may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.


GAIN ON DISPOSITION OF COMMON STOCK


     A Non-U.S. Holder generally will not be subject to United States federal income or withholding tax in respect of gain recognized on a disposition of common stock unless:



     (1) the gain is effectively connected with the conduct of a trade or business (or, if an income tax treaty applies, is attributable to a "permanent establishment," as defined therein) of the Non-U.S. Holder within the United States or of a partnership, trust or estate in which the Non-U.S. Holder is a partner or beneficiary within the United States,



     (2) the Non-U.S. Holder is an individual who holds the common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment), is present in the United States for 183 or more days in the taxable year of the disposition and meets other tax law requirements,



     (3) the Non-U.S. Holder is a United States expatriate subject to tax pursuant to the provisions of the United States tax law, or



     (4) Autobytel.com is or has been a "United States real property holding corporation" for federal income tax purposes at any time during the shorter of the five-year period preceding such disposition or the period that the Non-U.S. Holder holds the common stock.



     Generally, a corporation is a "United States real property holding corporation" if the fair market value of its "United States real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business.



     Autobytel.com believes that it is not, has not been and does not anticipate becoming a "United States real property holding corporation" for United States federal income tax purposes. However, even if Autobytel.com were to become a "United States real property holding corporation," any gain realized by a Non-U.S. Holder still would not be subject to United States federal income tax if the shares of Autobytel.com are "regularly traded" (within the meaning of the applicable regulations) on an established securities market (for example, New York Stock Exchange or NASDAQ Stock Market). Autobytel.com believes that its common stock is "regularly traded on an established securities market." If, however, Autobytel.com's common stock is not so treated, on a sale or disposition by a Non-U.S. Holder of the common stock the transferee of such stock will be required to withhold 10% of the proceeds unless Autobytel.com certifies that either it is not (and has not been) a United States real property holding company or another exemption from withholding applies.



     If a Non-U.S. Holder who is an individual is subject to tax under clauses
(1) or (3) above, such individual generally will be taxed on the net gain derived from a sale of common stock under regular graduated United States federal income tax rates. If an individual Non-U.S. Holder is subject to tax under clause (2) above, such individual generally will be subject to a flat 30% tax on the gain derived from a sale, which may be offset by certain United States capital losses (notwithstanding the fact that such individual is not considered a resident alien of the United States). Thus, individual Non-United

States Holders who have spent (or expect to spend) more than a de minimis period of time in the United States in the taxable year in which they contemplate a sale of common stock are urged to consult their tax advisers prior to the sale concerning the United States federal income tax consequences of such sale.



     If a Non-U.S. Holder that is a foreign corporation is subject to tax under clause (1) above it generally will be taxed on its net gain under regular graduated United States federal income tax rates and, in addition, will be subject to the branch profit tax equal to 30% of its "effectively connected earnings and profits," within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable tax treaty.


FEDERAL ESTATE TAX

     Common stock owned or treated as owned by an individual who is neither a United States citizen nor a United States resident (as defined for United States federal estate tax purposes) at the time of death will be included in the individual's gross estate for United States federal estate tax purposes unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to United States federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX


     Under United States Treasury regulations, Autobytel.com must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply regardless of whether withholding is required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.



     Currently, United States backup withholding (which generally is a withholding tax imposed at the rate of 31%) generally will not apply (1) to dividends paid to Non-U.S. Holders that are subject to the 30% withholding discussed above (or that are not so subject because a tax treaty applies that reduces such 30% withholding) or (2) before January 1, 2000, to dividends paid to a Non-U.S. Holder at an address outside of the United States unless the payor has actual knowledge that the payee is a United States Holder. Backup withholding and information reporting generally will apply to dividends paid to addresses inside the United States on shares of common stock to beneficial owners that are not "exempt recipients" and that fail to provide, in the manner required, identifying information.



     The Final Regulations do not generally significantly alter the foregoing substantive withholding and information reporting requirements but do alter the procedures for claiming the benefits of an income tax treaty with respect to, and the certification procedures relating to the receipt by intermediaries of, dividends paid after December 31, 1999. These regulations generally presume a Non-U.S. Holder is subject to backup withholding at the rate of 31% and information reporting unless Autobytel.com receives certification of such holder's Non-U.S. status. Depending on the circumstances, this certification will need to be provided (1) directly by the Non-United States Holder, (2) in the case of a Non-U.S. Holder that is treated as a partnership or other fiscally transparent entity, by the partners, shareholders or other beneficiaries of such entity, or (3) by qualified financial institutions or other qualified entities on behalf of the Non-U.S. Holder.

     The payment of the proceeds of the disposition of common stock by a holder to or through the United States office of a broker or through a non-United States branch of a United States broker generally will be subject to information reporting and backup withholding at a rate of 31% unless the holder either certifies its status as a Non-United States Holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a Non-U.S. Holder of common stock to or through a non-United States office of a non-United States broker will not be subject to backup withholding or information reporting unless the non-United States broker has a connection to the United States as specified in the tax law.



     In the case of the payment of proceeds from the disposition of common stock effected by a foreign office of a broker that is a United States person or a "United States related person", existing regulations require information reporting on the payment unless (1) the broker receives a statement from the owner, signed under penalty of perjury, certifying its non-United States status or the broker has documentary evidence in its files as to the Non-U.S. Holder's foreign status, and the broker has no actual knowledge to the contrary, and other United States federal tax law conditions are met or (2) the beneficial owner otherwise establishes an exemption. For this purpose, a "United States related person" is either (1) a "controlled foreign corporation" for United States federal income tax purposes; or (2) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a United States trade or business.



     After December 31, 1999, the Final Regulations will impose information reporting and backup withholding on payments of the gross proceeds from the sales or redemptions of common stock that are effected through foreign offices of brokers having any of a broader class of specified connections with the United States. Such information reporting and backup withholding may be avoided, however, if the applicable IRS certification requirements are complied with. Prospective investors should consult with their own tax advisers regarding the Final Regulations and in particular with respect to whether the use of a particular broker would subject the investor to these rules.



     Any amounts withheld under the backup withholding rules from a payment to a Non-United States Holder will be refunded (or credited against the holder's United States federal income tax liability, if any) provided that the required information is furnished to the Internal Revenue Service.

                                  UNDERWRITING


     Subject to the terms of an underwriting agreement, the underwriters named below, through their representatives, BT Alex. Brown Incorporated, Lehman Brothers Inc. and PaineWebber Incorporated, have severally agreed to purchase from Autobytel.com the following respective number of shares of common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus.



                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
                        ------------                          ---------
BT Alex. Brown Incorporated.................................
Lehman Brothers Inc.........................................
PaineWebber Incorporated....................................
                                                              --------
          Total.............................................  4,250,000
                                                              ========



     The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered hereby if any of such shares are purchased.



     Autobytel.com and the selling stockholders have been advised by the representatives that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in
excess of $          per share. The underwriters may allow, and such dealers may
re-allow, a concession not in excess of $          per share to certain other
dealers. After the initial public offering, the offering price and other selling terms may be changed by the representatives of the underwriters.



     Selling stockholders have granted the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 675,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise such option, each of the underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of common stock to be purchased by it in the above table bears to 3,500,000, and the stockholders will be obligated, pursuant to the option to sell such shares to the underwriters. The underwriters may exercise such option only to cover over-allotments made in connection with the sale of the common stock offered hereby. If purchased, the underwriters will offer such additional shares on the same terms as those on which the 3,500,000 shares are being offered.



     Autobytel.com and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.



     Each of the officers and directors and certain stockholders of Autobytel.com, holding in the aggregate 13,181,223 shares of common stock, have agreed not to offer, sell, contract to sell or otherwise dispose of (or enter into any transaction which is designed to, or could be expected to, result in the disposition of any portion of) any common stock for a period of 180 days after the date of our public offering, without the prior written consent of BT Alex. Brown Incorporated, and the selling stockholders have agreed to a lock-up for a period of 270 days after the date of Autobytel.com's public offering. Such consent may be given at any time without public notice and may be given for certain stock holders and not others. We have entered into a similar agreement, except that we may issue, and grant options or warrants to purchase, shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock, pursuant to the exercise of outstanding options and warrants and our issuance of options and stock granted under the existing stock and stock purchase plans.



     The representatives have advised Autobytel.com that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.



     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the common stock. Specifically, the underwriters may over-allot shares of the common stock in connection with this offering, thereby creating a short position in the common stock for their own account. Additionally, to cover such over-allotments or to stabilize the market price of the common stock, the underwriters may bid for, and purchase, shares of the common stock in the open market. Finally, the representatives, on behalf of the underwriters, also may reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Any of these activities may maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.



     At our request, the underwriters have reserved for sale, at the initial public offering price, up to 450,000 shares for officers, employees, business associates, and other related persons of Autobytel.com. The number of shares of common stock available for sale to the general public will be reduced to the extent these people purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.



     In addition, we are reserving 250,000 shares to be offered at the public offering price to strategic international investors. We expect that these strategic investors will enter into agreements not to sell any of the shares purchased by them for a period of at least 180 days following the completion of this offering. These shares are not subject to the underwriting agreement and the underwriters will not receive any fees or commissions in connection with the sale of these shares.



     PaineWebber Incorporated is affiliated with General Electric Capital Corporation which is also an affiliate of GE Capital. The Rules of Conduct of the National Association of Securities Dealers, Inc. would not permit PaineWebber Incorporated to participate in the offering unless the offering is made in accordance with Section 2720 of the Rules of Conduct. In particular, the public offering price of the common stock can be no higher than that recommended by a "qualified independent underwriter" meeting the standards of the Rules of Conduct. In accordance with this requirement, BT Alex. Brown Incorporated will serve in such capacity and will recommend the public offering price in compliance with the requirements of Rule 2720. In its role as qualified independent underwriter, BT Alex. Brown Incorporated, has participated in due diligence investigations and reviewed and participated in the preparation of this prospectus and the registration statement of which this prospectus forms a part.



PRICING OF THIS OFFERING



     Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiation among representatives of the underwriters and Autobytel.com. Among the factors to be considered in determining the public offering price will be:



     - prevailing market conditions;



     - our results of operations in recent periods;



     - our present stage of development;



     - the market capitalizations and stages of development of other companies which we and the representatives of the underwriters believe to be comparable to us; and



     - estimates of our business potential.



                                 LEGAL MATTERS



     The validity of the shares of common stock offered hereby will be passed upon for Autobytel.com by Paul, Hastings, Janofsky & Walker LLP, New York, New York and for the underwriters by Latham & Watkins, Menlo Park, California.


                                    EXPERTS


     The consolidated financial statements as of December 31, 1997 and 1998 and for the years ended December 31, 1996, 1997 and 1998 appearing in this prospectus and the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said report.


                             ADDITIONAL INFORMATION


     A registration statement on Form S-1, including amendments thereto, relating to the common stock offered hereby has been filed by Autobytel.com with the Securities and Exchange Commission, Washington, D.C. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to Autobytel.com and the common stock offered hereby, reference is made to such registration statement, exhibits and schedules. A copy of the registration statement may be inspected by anyone without charge at the SEC's principal office, 450 Fifth Street, N.W., Washington, D.C. 20549, the New York Regional Office located at 7 World Trade Center, 13th Floor, New York, NY 10048, and the Chicago Regional Office located at Northwestern Atrium Center, 500 West Madison Street, Chicago, IL 60661, and copies of all or any part thereof, including any exhibit thereto, may be obtained from the SEC upon the payment of certain fees prescribed by the SEC. The public may obtain information on the operation of the Public Reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

                               AUTOBYTEL.COM INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Stockholders' Equity (Deficit)...  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of autobytel.com inc.:


     We have audited the accompanying consolidated balance sheets of autobytel.com inc. (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1996, 1997 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of autobytel.com inc. and subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for the years ended December 31, 1996, 1997 and 1998 in conformity with generally accepted accounting principles.

                                          /s/ ARTHUR ANDERSEN LLP

Los Angeles, California
February 3, 1999

                               AUTOBYTEL.COM INC.

                          CONSOLIDATED BALANCE SHEETS

            (Amounts in thousands, except share and per share data)

                                     ASSETS

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1997        1998
                                                              --------    --------
Current assets:
  Cash and cash equivalents, includes restricted amounts of
    $248 and $248, respectively.............................  $ 15,813    $ 27,984
  Accounts receivable, net of allowance for doubtful
    accounts of $337 and $402, respectively.................     1,493       2,315
  Prepaid expenses and other current assets.................       795       1,353
                                                              --------    --------
         Total current assets...............................    18,101      31,652
Property and equipment, net.................................     2,317       2,208
Other assets................................................        95         347
                                                              --------    --------
         Total assets.......................................  $ 20,513    $ 34,207
                                                              ========    ========

                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  2,223    $  2,915
  Accrued expenses..........................................     1,047         915
  Deferred revenue..........................................     3,700       4,008
  Customer deposits.........................................       127         345
  Other current liabilities.................................        66          33
                                                              --------    --------
         Total current liabilities..........................     7,163       8,216
  Deferred rent.............................................        91         123
                                                              --------    --------
         Total liabilities..................................     7,254       8,339
                                                              --------    --------
Commitments and contingencies
Stockholders' equity:
  Convertible preferred stock, Series A, $0.001 par value;
    aggregate liquidation preference of $15,000 at December
    31, 1998; 1,500,000 shares authorized; 1,500,000 shares
    issued and outstanding at December 31, 1997 and 1998....         2           2
  Convertible preferred stock, Series B, $0.001 par value;
    aggregate liquidation preference of $9,050 at December
    31, 1998; 967,915 shares authorized 967,915 shares
    issued and outstanding at December 31, 1997 and 1998....         1           1
  Convertible preferred stock, Series C, $0.001 par value;
    aggregate liquidation preference of $43,725 at December
    31, 1998; 6,977,272 shares authorized; 1,477,274 shares
    issued and outstanding at December 31, 1997; 4,968,738
    shares issued and outstanding at December 31, 1998......         1           4
  Common stock, $0.001 par value; 50,000,000 shares
    authorized; 8,324,443 shares issued and outstanding
    December 31, 1997; 8,506,455 shares issued and
    outstanding at December 31, 1998........................         8           8
  Warrants..................................................        --       1,332
  Additional paid-in capital................................    37,123      67,813
  Deferred compensation.....................................        (1)         --
  Cumulative translation adjustment.........................        --         (19)
  Accumulated deficit.......................................   (23,875)    (43,273)
                                                              --------    --------
         Total stockholders' equity.........................    13,259      25,868
                                                              --------    --------
         Total liabilities and stockholders' equity.........  $ 20,513    $ 34,207
                                                              ========    ========

 The accompanying notes are an integral part of these consolidated statements.

                               AUTOBYTEL.COM INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

            (Amounts in thousands, except share and per share data)

                                                 YEARS ENDED DECEMBER 31,
                                         ----------------------------------------
                                            1996          1997           1998
                                         ----------    -----------    -----------
Revenues...............................  $    5,025    $    15,338    $    23,826
                                         ----------    -----------    -----------
Operating expenses:
  Sales and marketing..................       7,790         21,454         30,033
  Product and technology development...       1,753          5,448          8,528
  General and administrative...........       1,641          5,851          5,908
                                         ----------    -----------    -----------
     Total operating expenses..........      11,184         32,753         44,469
                                         ----------    -----------    -----------
  Loss from operations.................      (6,159)       (17,415)       (20,643)
Other income, net......................         124            620          1,280
                                         ----------    -----------    -----------
  Loss before provision for income
     taxes.............................      (6,035)       (16,795)       (19,363)
Provision for income taxes.............          --             15             35
                                         ----------    -----------    -----------
  Net loss.............................  $   (6,035)   $   (16,810)   $   (19,398)
                                         ==========    ===========    ===========
Basic net loss per share...............  $    (0.73)   $     (2.03)   $     (2.30)
                                         ==========    ===========    ===========
Shares used in computing basic net loss
  per share............................   8,252,325      8,291,142      8,423,038
                                         ==========    ===========    ===========
Pro forma basic net loss per share.....  $    (0.68)   $     (1.53)   $     (1.49)
                                         ==========    ===========    ===========
Shares used in computing pro forma
  basic net loss per share.............   8,848,864     10,966,633     13,008,090
                                         ==========    ===========    ===========

 The accompanying notes are an integral part of these consolidated statements.

                               AUTOBYTEL.COM INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

            (Amounts in thousands, except share and per share data)

                                            CONVERTIBLE                                        MEMBERS'
                                          PREFERRED STOCK        COMMON STOCK                 INTEREST/
                                         ------------------   ------------------              ADDITIONAL   DEFERRED   CUMULATIVE
                                         NUMBER OF            NUMBER OF                        PAID-IN     COMPEN-    TRANSLATION
                                          SHARES     AMOUNT    SHARES     AMOUNT   WARRANTS    CAPITAL      SATION    ADJUSTMENT
                                         ---------   ------   ---------   ------   --------   ----------   --------   -----------
Balance, December 31, 1995.............         --     $--           --     $--     $   --     $    40       $ --        $ --
  Sale of members' interest in ABT
    Acceptance Company, LLC............         --     --            --     --          --          50         --          --
  Issuance of common stock in exchange
    for members' interest..............         --     --     8,250,000      8          --          (8)        --          --
  Issuance of common stock options with
    an exercise price of $0.90 per
    share..............................         --     --            --     --          --          87        (87)         --
  Issuance of Series A convertible
    preferred stock at $10.00 per
    share..............................  1,450,000      2            --     --          --      14,363         --          --
  Issuance of Series A convertible
    preferred stock at $10.00 per share
    upon conversion of debt............     50,000     --            --     --          --         500         --          --
  Issuance of common stock in exchange
    for services.......................         --     --         6,667     --          --          20         --          --
  Issuance of common stock upon
    exercise of stock options..........         --     --        28,148     --          --          25         --          --
  Amortization of deferred
    compensation.......................         --     --            --     --          --          --         61          --
  Net loss.............................         --     --            --     --          --          --         --          --
                                         ---------     --     ---------     --      ------     -------       ----        ----
Balance, December 31, 1996.............  1,500,000      2     8,284,815      8          --      15,077        (26)         --
  Issuance of Series B convertible
    preferred stock at $9.35 per
    share..............................    967,915      1            --     --          --       9,028         --          --
  Issuance of Series C convertible
    preferred stock at $8.80 per
    share..............................  1,477,274      1            --     --          --      12,987         --          --
  Issuance of common stock upon
    exercise of stock options..........         --     --        39,628     --          --          31         --          --
  Amortization of deferred
    compensation.......................         --     --            --     --          --          --         25          --
  Net loss.............................         --     --            --     --          --          --         --          --
                                         ---------     --     ---------     --      ------     -------       ----        ----
Balance, December 31, 1997.............  3,945,189      4     8,324,443      8          --      37,123         (1)         --
  Issuance of Series C convertible
    preferred stock at $8.80 per
    share..............................  3,370,455      3            --     --          --      29,443         --          --
  Issuance of Series C convertible
    preferred stock at $8.80 per share
    in exchange for advertising........    121,009     --            --     --          --       1,065         --          --
  Issuance of warrants in exchange for
    start-up costs for a Pan-European
    entity.............................         --     --            --     --         792          --         --          --
  Issuance of warrant in exchange for
    involvement in broadband
    application project................         --     --            --     --         540          --         --          --
  Issuance of common stock upon
    exercise of stock options..........         --     --       181,012     --          --         169         --          --
  Issuance of common stock at $13.20
    per share..........................         --     --         1,000     --          --          13         --          --
  Amortization of deferred
    compensation.......................         --     --            --     --          --          --          1          --
  Foreign currency translation
    adjustment.........................         --     --            --     --          --          --         --         (19)
  Net loss.............................         --     --            --     --          --          --         --          --
                                         ---------     --     ---------     --      ------     -------       ----        ----
Balance, December 31, 1998.............  7,436,653     $7     8,506,455     $8      $1,332     $67,813       $ --        $(19)
                                         =========     ==     =========     ==      ======     =======       ====        ====


                                          ACCUM-
                                          ULATED
                                         DEFICIT     TOTAL
                                         --------   --------
Balance, December 31, 1995.............  $ (1,030)  $   (990)
  Sale of members' interest in ABT
    Acceptance Company, LLC............        --         50
  Issuance of common stock in exchange
    for members' interest..............        --         --
  Issuance of common stock options with
    an exercise price of $0.90 per
    share..............................        --         --
  Issuance of Series A convertible
    preferred stock at $10.00 per
    share..............................        --     14,365
  Issuance of Series A convertible
    preferred stock at $10.00 per share
    upon conversion of debt............        --        500
  Issuance of common stock in exchange
    for services.......................        --         20
  Issuance of common stock upon
    exercise of stock options..........        --         25
  Amortization of deferred
    compensation.......................        --         61
  Net loss.............................    (6,035)    (6,035)
                                         --------   --------
Balance, December 31, 1996.............    (7,065)     7,996
  Issuance of Series B convertible
    preferred stock at $9.35 per
    share..............................        --      9,029
  Issuance of Series C convertible
    preferred stock at $8.80 per
    share..............................        --     12,988
  Issuance of common stock upon
    exercise of stock options..........        --         31
  Amortization of deferred
    compensation.......................        --         25
  Net loss.............................   (16,810)   (16,810)
                                         --------   --------
Balance, December 31, 1997.............   (23,875)    13,259
  Issuance of Series C convertible
    preferred stock at $8.80 per
    share..............................        --     29,446
  Issuance of Series C convertible
    preferred stock at $8.80 per share
    in exchange for advertising........        --      1,065
  Issuance of warrants in exchange for
    start-up costs for a Pan-European
    entity.............................        --        792
  Issuance of warrant in exchange for
    involvement in broadband
    application project................        --        540
  Issuance of common stock upon
    exercise of stock options..........        --        169
  Issuance of common stock at $13.20
    per share..........................        --         13
  Amortization of deferred
    compensation.......................        --          1
  Foreign currency translation
    adjustment.........................        --        (19)
  Net loss.............................   (19,398)   (19,398)
                                         --------   --------
Balance, December 31, 1998.............  $(43,273)  $ 25,868
                                         ========   ========

 The accompanying notes are an integral part of these consolidated statements.

                               AUTOBYTEL.COM INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

            (Amounts in thousands, except share and per share data)


                                                                 YEARS ENDED DECEMBER 31,
                                                              -------------------------------
                                                               1996        1997        1998
                                                              -------    --------    --------
Cash flows from operating activities:
  Net loss..................................................  $(6,035)   $(16,810)   $(19,398)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization...........................      178         860       1,255
    Provision for bad debt..................................      145         175         187
    Loss on disposal of property and equiptment.............       --          --           1
    Amortization of deferred compensation...................       61          25           1
    Issuance of common stock in exchange for services.......       20          --          --
    Issuance of Series C convertible preferred stock in
     exchange for advertising...............................       --          --       1,065
    Issuance of warrants in exchange for start-up costs for
     a Pan-European entity..................................       --          --         792
    Issuance of warrant in exchange for involvement in
     broadband application project..........................       --          --         540
    Changes in assets and liabilities:
      Accounts receivable...................................     (429)     (1,370)     (1,009)
      Prepaid expenses and other current assets.............     (788)        107        (558)
      Other assets..........................................     (604)        516        (252)
      Accounts payable......................................      564       1,572         692
      Accrued expenses......................................      722         325        (132)
      Deferred revenue......................................    1,970       1,374         308
      Customer deposits.....................................      554        (427)        218
      Other current liabilities.............................       16          34         (33)
      Deferred rent.........................................       17          74          32
                                                              -------    --------    --------
        Net cash used in operating activities...............   (3,609)    (13,545)    (16,291)
                                                              -------    --------    --------
Cash flows from investing activities:
  Acquisition of Internet Development Corporation...........       --        (100)         --
  Purchases of property and equipment.......................   (1,501)     (1,652)     (1,147)
                                                              -------    --------    --------
        Net cash used in investing activities...............   (1,501)     (1,752)     (1,147)
                                                              -------    --------    --------
Cash flows from financing activities:
  Proceeds from sale of common stock........................       25          31         182
  Proceeds from sale of members' interest in ABT Acceptance
    Company, LLC............................................       50          --          --
  Net proceeds from issuance of Series A convertible
    preferred stock.........................................   14,365          --          --
  Net proceeds from issuance of Series B convertible
    preferred stock.........................................       --       9,029          --
  Net proceeds from issuance of Series C convertible
    preferred stock.........................................       --      12,988      29,446
  Proceeds from issuance of notes payable...................      765          --          --
  Repayments of notes payable...............................   (1,081)         --          --
                                                              -------    --------    --------
        Net cash provided by financing activities...........   14,124      22,048      29,628
                                                              -------    --------    --------
Effect of exchange rates on cash............................       --          --         (19)
                                                              -------    --------    --------
Net increase in cash and cash equivalents...................    9,014       6,751      12,171
Cash and cash equivalents, at beginning of period...........       48       9,062      15,813
                                                              -------    --------    --------
Cash and cash equivalents, at end of period.................  $ 9,062    $ 15,813    $ 27,984
                                                              =======    ========    ========
Supplemental disclosure of cash flow information:
  Cash paid during the period for income taxes..............  $     4    $     15    $     35
                                                              =======    ========    ========
  Cash paid during the period for interest..................  $    24    $     --    $      3
                                                              =======    ========    ========


Supplemental disclosure of non-cash financing activities (See Note 7):

* In May 1996, 8,250,000 shares of common stock were issued to founding stockholders in exchange for members' interests in a predecessor limited liability company.


* In August 1996, 50,000 shares of Series A convertible preferred stock were issued in exchange for $500 previously advanced to the Company under three notes payable.


* In September 1996, 6,667 shares of common stock with a fair market value of $20 were issued for services.

* In April 1998, 56,776 shares of Series C convertible preferred stock with a fair market value of $8.80 per share convertible into common stock at the conversion price of $13.20 per share were issued for advertising.

* In October 1998, 64,233 shares of Series C convertible preferred stock with a fair market value of $8.80 per share convertible into common stock at the conversion price of $13.20 per share were issued for advertising.


* In November and December 1998, warrants to purchase 439,800 shares of common stock at $13.20 per share were issued to investors in Series C convertible preferred stock in exchange for a commitment to fund start-up activities of a Pan-European entity in which the Company may invest with the investors.


* In December 1998, a warrant to purchase 300,000 shares of common stock at $13.20 per share was issued to an investor in exchange for involvement in broadband application project.

          The accompanying notes are an integral part of these consolidated statements.

                               AUTOBYTEL.COM INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data.)


1. ORGANIZATION AND OPERATIONS OF AUTOBYTEL.COM



     autobytel.com inc. (Autobytel.com) is a branded Internet site for new and pre-owned vehicle information and purchasing services. Through its Web site (www.autobytel.com), consumers can research pricing, specifications and other information related to new and pre-owned vehicles and, when consumers indicate they are ready to buy, can be connected to Autobytel.com's network of participating dealers. Autobytel.com also provides other related services such as financing, leasing, vehicle warranties and insurance. Autobytel.com's services are free to consumers and, to date, Autobytel.com has derived substantially all of its revenues from fees paid by subscribing dealers located in the United States and Canada.



     Auto-By-Tel, LLC (ABT), Autobytel.com's predecessor, was organized in January 1995 and commenced operations as a California limited liability company in March 1995. ABT Acceptance Company, LLC (ABTAC), an affiliated company under common control, was formed in February 1996. ABT and ABTAC (the LLCs) were reorganized in May 1996 as a Delaware corporation pursuant to the terms of a Contribution Agreement and Plan of Organization (the Plan of Organization) entered into by all of the members of the LLCs (See Note 7). As the LLCs were under common control, the reorganization was accounted for in a manner similar to a pooling-of-interests, whereby the assets and liabilities of ABT and ABTAC were transferred to Autobytel.com at their historical cost.



     Since inception, Autobytel.com has invested the majority of its efforts in marketing its brand name and developing infrastructure to support anticipated future operating growth. As a result, Autobytel.com has experienced significant operating losses and had an accumulated deficit of $43,273 at December 31, 1998. To date, such losses have been financed primarily through private placements of preferred stock (See Note 7).


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation


     The accompanying consolidated financial statements include the accounts of Autobytel.com, its predecessors (See Note 1) and its wholly-owned subsidiaries:
Autobytel Services Corporation, Autobytel Acceptance Corporation, Autobytel Insurance Services, Inc., Autobytel.ca Inc., Kre8.net, Inc., Auto-By-Tel International LLC, Auto-by-Tel UK Limited and AutoVisions Communications, Inc. All intercompany transactions and balances have been eliminated.


     Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                               AUTOBYTEL.COM INC.

     Cash and Cash Equivalents


     For the purposes of the consolidated balance sheets and the consolidated statements of cash flows, Autobytel.com considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.


     Concentration of Credit Risk


     Financial instruments that potentially subject Autobytel.com to significant concentrations of credit risk consist primarily of accounts receivable. To date, accounts receivable have primarily been derived from marketing fees billed to subscribing dealers located in the United States and Canada. Autobytel.com generally requires no collateral to support customer receivables. Autobytel.com maintains reserves for potential credit losses. Historically, such losses have been minor and within management's expectations. As of December 31, 1997 and 1998, no subscribing dealer accounted for greater than 10% of accounts receivable.


     Property and Equipment

     Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets, generally three years. Amortization of leasehold improvements is provided using the straight-line method over the lesser of the remaining lease term or the estimated useful lives of the improvements.

     Stock-Based Compensation


     In 1996, Autobytel.com adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." Autobytel.com has elected to continue accounting for stock-based compensation issued to employees using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, pro forma disclosures required under SFAS No. 123 have been presented (See Note
8).


     Revenue Recognition


     Substantially all revenues to date consist of fees paid by subscribing dealers. These fees are comprised of an initial fee, a monthly fee and, through fiscal 1997, an annual fee. In January 1998, Autobytel.com started to eliminate annual fees and increase monthly fees to subscribing dealers. The initial fee and annual fee are recognized ratably over the service period of 12 months. The monthly fee is recognized in the period services are provided. Deferred revenue is comprised of unamortized fees.


     Risks Due to Concentration of Significant Customers and Export Sales

     For all periods presented in the accompanying consolidated statements of operations, no subscribing dealer accounted for greater than 10% of revenues.


     Autobytel.com conducts its business within one industry segment. Revenues from customers outside of the United States were less than 10% of total revenues for all periods presented in the accompanying consolidated statements of operations.

                               AUTOBYTEL.COM INC.

     Sales and Marketing


     Sales and marketing expense primarily includes advertising and marketing expenses paid to purchase request providers and developing Autobytel.com's brand equity, as well as personnel and other costs associated with sales, training and support of its dealer network. Sales and marketing expense also includes cost of sales associated with the sale of computers, which was discontinued in February 1999. Sales and marketing costs are recorded as expenses as incurred. For the years ended December 31, 1996, 1997 and 1998, Internet marketing and advertising costs were $1,838, $5,828, and $11,090 and television advertising expenses were $396, $4,048, and $5,296, respectively.


     Product and Technology Development


     Product and technology development expense primarily includes personnel costs relating to enhancing the features, content and functionality of Autobytel.com's Web site and its online dealer information platform (DRT), as well as expenses associated with its telecommunications and computer infrastructure. Product and technology development expenditures are expensed as incurred.


     General and Administrative

     General and administrative expense primarily consists of executive, financial and legal personnel expenses and related costs. General and administrative expense for the year ended December 31, 1997 includes a non-recurring $1.1 million charge associated with a proposed and withdrawn initial public offering in March 1997.

     Foreign Currency Translation


     The functional currency of Autobytel.com's subsidiaries is the local currency. Accordingly, all assets and liabilities are translated into United States dollars at the current exchange rate as of the applicable balance sheet date. Revenues and expenses are translated at the average exchange rate prevailing during the period. Gains and losses resulting from the translation of the financial statements are reported as a separate component of stockholders' equity.


     Computation of Basic Net Loss Per Share and Pro Forma Basic Net Loss Per Share


     Historical net loss per share has been calculated under SFAS No. 128, "Earnings per Share." SFAS No. 128 requires companies to compute earnings per share under two different methods (basic and diluted). Basic net loss per share is calculated by dividing the net loss by the weighted average shares of common stock outstanding during the period. No diluted loss per share information has been presented in the accompanying consolidated statements of operations since potential common shares from the conversion of preferred stock, stock options and warrants are antidilutive. Autobytel.com evaluated the requirements of the Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 98, and concluded that there are no nominal issuances of common stock or potential common stock which would be required to be shown as outstanding for all periods as outlined in SAB No. 98.

                               AUTOBYTEL.COM INC.

     Pro forma basic net loss per share has been calculated assuming the conversion of the outstanding preferred stock into common stock, as if the shares had been converted on the dates of their issuance.

     New Accounting Pronouncements


     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and presentation of comprehensive income. SFAS No. 130, which was adopted by Autobytel.com in the first quarter of 1998, requires companies to report a new measurement of income. Comprehensive income (loss) is to include foreign currency translation gains and losses and other unrealized gains and losses that have historically been excluded from net income (loss) and reflected instead in equity. The only comprehensive income included in the accompanying stockholders' equity is foreign currency translation loss of $19 for the year ended December 31, 1998. As this amount is not material, comprehensive income (loss) is not presented in the accompanying consolidated financial statements.


     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company adopted SFAS No. 131 in the fourth quarter of 1998 (See Note 12).


     In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which is effective for fiscal years beginning after December 15, 1998. SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use and defines specific criteria that determine when such costs are required to be expensed, and when such costs may be capitalized. Autobytel.com currently expenses software development costs as incurred. Management anticipates that it will continue to incur such development costs. However, management expects that, as a percentage of revenues, such costs will remain consistent.



     In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-up Activities," which is effective for fiscal years beginning after December 15, 1998. SOP 98-5 provides guidance on the financial reporting of start-up cost and organization costs and require such costs to be expensed as incurred. Management believes that the adoption of SOP 98-5 will not have a material effect on Autobytel.com's consolidated financial statements.



     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for fiscal years beginning after June 15, 1999. SFAS No. 133 establishes accounting and reporting standards for derivative instruments. The statement requires that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value, and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Autobytel.com does not have any derivative instruments as of December 31, 1998. Management believes that the adoption of SFAS No. 133 will not have a material effect on Autobytel.com's consolidated financial statements.

                               AUTOBYTEL.COM INC.

3. BUSINESS ACQUISITION


     In May 1997, one of Autobytel.com's subsidiaries, Kre8.net, Inc., entered into an asset purchase agreement with Internet Development Corporation to purchase certain assets and to assume certain liabilities of the business. The combined entity develops Web sites for automobile and other industries. The purchase price for the net assets was $100 in cash.



     The acquisition was accounted for by the purchase method. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair market values whose fair value equaled book value at the closing date. The excess of purchase price over the estimated fair value of net assets acquired was $93, and is being amortized using the straight-line method over a period of three years. The results of operations of the acquired business are included in the accompanying consolidated statements of operations and in Autobytel.com's accumulated deficit beginning in May 1997. Internet Development Corporation's revenues and results of operations since the date of acquisition are immaterial.


4. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                        DECEMBER 31,
                                                     ------------------
                                                      1997       1998
                                                     -------    -------
Computer software and hardware.....................  $ 2,104    $ 2,800
Furniture and equipment............................      892      1,206
Leasehold improvements.............................      427        561
                                                     -------    -------
                                                       3,423      4,567
Less -- Accumulated depreciation and
  amortization.....................................   (1,106)    (2,359)
                                                     -------    -------
                                                     $ 2,317    $ 2,208
                                                     =======    =======

5. COMMITMENTS AND CONTINGENCIES

     Operating Leases


     Autobytel.com leases its facilities and certain office equipment under operating leases which expire on various dates through 2001. At December 31, 1998, future minimum lease payments are as follows:


               YEARS ENDING DECEMBER 31,
               -------------------------
1999...................................................  $  619
2000...................................................     649
2001...................................................     501
2002...................................................      --
2003...................................................      --
Thereafter.............................................      --
                                                         ------
                                                         $1,769
                                                         ======

                               AUTOBYTEL.COM INC.

     Rent expense was $92, $247, and $491 for the years ended December 31, 1996, 1997 and 1998, respectively.

     Marketing and Advertising Agreements


     In September 1997, Autobytel.com entered into a three year Internet marketing agreement with a company that operates a search engine. The agreement permits Autobytel.com to maintain certain exclusive promotional rights and linkage with the search engine, and provides for certain advertising. As of December 31, 1998, the agreement requires minimum future payments of $3.6 million. These amounts are expensed on a straight-line basis over the term of the agreement.



     In June 1998, Autobytel.com entered into a two year Internet marketing agreement with another company that operates a search engine. The agreement permits Autobytel.com to maintain certain exclusive promotional rights and linkage with the search engine. As of December 31, 1998, the agreement requires minimum future payments of $1.2 million. These amounts are expensed on a straight-line basis over the term of the agreement.



     Autobytel.com also has multi-year agreements with other automotive information providers that make available to consumers vehicle research data over the Internet. Such agreements are generally for a term of one to three years and require that Autobytel.com pay fees to these companies based on the volume of referrals received by Autobytel.com from these services. As of December 31, 1998, the minimum future commitments under these agreements were $0.7 million. These amounts are expensed on a straight-line basis over the terms of the agreements.



     Autobytel.com has agreements with network and cable television stations under which it has the right to purchase television advertising. As of December 31, 1998, the minimum future commitments under these agreements were $1.7 million. These amounts are expensed as advertising is aired.



     For the years ended December 31, 1996, 1997 and 1998, Autobytel.com paid $2,721, $8,474 and $15,540, respectively, under these marketing and advertising agreements.


     Employment Agreements


     Autobytel.com has employment agreements with certain executives under which, in the event of termination without cause or resignation with a good reason, the executives are entitled to receive severance payments equal to the base salary that would have been received by the executives over the remaining term of the agreements. One of these agreements also provides for an additional severance payment in the event of a change in control as defined in the agreement. The term of the agreements range from two to three years.


     Litigation


     In the normal course of business, Autobytel.com is involved in various legal proceedings. Based upon the information presently available, management believes that the

                               AUTOBYTEL.COM INC.

ultimate resolution of any such proceedings will not have a material adverse effect on Autobytel.com's financial position, liquidity or results of operations.


6.  RETIREMENT SAVINGS PLAN


     Autobytel.com has a Retirement Savings Plan (the Retirement Plan) which qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. The Retirement Plan covers all full time employees of Autobytel.com who are over 21 years of age and have worked for Autobytel.com for at least 90 days. Under the Retirement Plan, participating employees are allowed to defer up to 15% of their pretax salaries up to a maximum of $10,000 per year. Company contributions to the Retirement Plan are discretionary. Autobytel.com has made no contributions since the inception of the Retirement Plan.


7. STOCKHOLDERS' EQUITY

     Series A Convertible Preferred Stock


     In August 1996, the Board of Directors authorized 1,500,000 shares of Series A convertible preferred stock (Series A Preferred), and Autobytel.com completed the sale of 1,500,000 shares of Series A Preferred at $10.00 per share through a private placement offering. Of the total shares sold, 50,000 shares were issued to an individual in exchange for $500 previously advanced to Autobytel.com under three notes payable. In addition, $1,081 of the proceeds were used to repay notes due to Autobytel.com's former Chairman and co-founder.



     The Series A Preferred will be automatically converted into 1,666,667 shares of common stock at the conversion ratio of approximately 1:1.11 upon the earliest of (i) the closing of an underwritten public offering of Autobytel.com's common stock with a minimum per share price of $13.50 per share, and minimum aggregate offering price of $30 million; (ii) the consent of two-thirds of the holders of preferred stock; or (iii) when fewer than 300,000 shares of Series A Preferred remain outstanding. The Series A Preferred is also convertible into 1,666,667 shares of common stock at the option of the holder. Autobytel.com has reserved 1,666,667 shares of common stock to permit the conversion of the Series A Preferred.


     Holders of Series A Preferred are entitled to one vote for each share of common stock into which such shares of Series A Preferred may be converted except with respect to election of directors, whereby the holders, voting separately as a class, are entitled to elect two directors. Each share of Series A Preferred entitles the holder to receive non-cumulative dividends, if and when declared by the Board of Directors, prior to any dividend paid on Series B Preferred or the common stock. Dividends, if any, on Series A Preferred shall be declared at an annual rate of $0.80 per share. As of December 31, 1998, no dividends have been declared.

     In the event of liquidation, the Series A Preferred has preference over Series B Preferred and the common stock in the amount of $10.00 per share, plus declared but unpaid dividends.

                               AUTOBYTEL.COM INC.

     Series B Convertible Preferred Stock


     In January 1997, the Board of Directors authorized 967,915 shares of Series B convertible preferred stock (Series B Preferred), and Autobytel.com completed the sale of 967,915 shares of Series B Preferred at $9.35 per share through a private placement offering.



     The Series B Preferred will be automatically converted into 873,131 shares of common stock at the conversion ratio of approximately 1:0.90 upon the earliest of (i) the closing of an underwritten public offering of Autobytel.com's common stock with a minimum per share price of $13.50 per share, and minimum aggregate offering price of $30 million; (ii) the consent of two-thirds of the holders of preferred stock; or (iii) when fewer than 200,000 shares of Series B Preferred remain outstanding. The Series B Preferred is also convertible into 873,131 shares of common stock at the option of the holder. Autobytel.com has reserved 873,131 shares of common stock to permit the conversion of the Series B Preferred.


     Holders of Series B Preferred are entitled to one vote for each share of common stock into which such shares of Series B Preferred may be converted. Each share of Series B Preferred entitles the holder to receive noncumulative dividends, if and when declared by the Board of Directors, prior to any dividend paid on the common stock. Dividends, if any, on Series B Preferred shall be declared at an annual rate of $0.80 per share. As of December 31, 1998, no dividends have been declared.

     In the event of liquidation, the Series B Preferred has preference over the common stock in the amount of $9.35 per share, plus declared but unpaid dividends.

     Series C Convertible Preferred Stock


     In October 1997, the Board of Directors authorized 2,840,909 shares of Series C convertible preferred stock (Series C Preferred), and Autobytel.com completed the sale of 1,477,274 shares of Series C Preferred at $8.80 per share through a private placement offering. The Board of Directors authorized an additional 1,136,363 and 3,000,000 shares of Series C Preferred in February and December 1998, respectively.



     In April 1998, Autobytel.com issued 56,776 shares of its Series C Preferred in payment of television advertising with an estimated fair market value of $500. The majority of the advertising was aired and expensed in the three months ended March 31, 1998.



     In May 1998, Autobytel.com sold 568,182 shares of the Series C Preferred at $8.80 per share through a private placement.



     In October 1998, Autobytel.com issued 64,233 shares of Series C Preferred in payment of television advertising with an estimated fair market value of $565. The amount was expensed in the three months ended December 31, 1998.



     In November 1998, Autobytel.com sold 568,182 shares of Series C Preferred at $8.80 per share through a private placement.



     In December 1998, Autobytel.com sold 2,234,091 shares of Series C Preferred at $8.80 per share through private placements. Of these shares, 1,136,364 shares were issued

                               AUTOBYTEL.COM INC.

to an investor with whom Autobytel.com entered into a Directed Proceeds Agreement. Under the Directed Proceeds Agreement, Autobytel.com is committed to expend up to $1,000 for the development of technology for broadband applications. In addition, Autobytel.com issued a warrant for 300,000 shares of common stock in exchange for the right to participate in the development of this technology and the warrant holder's agreement to use commercially reasonable efforts to involve Autobytel.com in other broadband application projects. The fair value of the warrant ($540) has been recorded as a prepaid expense at December 31, 1998.



     The Series C Preferred will be automatically converted into 3,312,492 shares of common stock at the conversion ratio of approximately 1:0.67 upon the earliest of (i) the closing of an underwritten public offering of Autobytel.com's common stock with a minimum per share price of $13.50 per share, and minimum aggregate offering price of $30 million; (ii) the consent of two-thirds of the holders of preferred stock; or (iii) when fewer than 250,000 shares of Series C Preferred remain outstanding. The Series C Preferred is also convertible into 3,312,492 shares of common stock at the option of the holder. Autobytel.com has reserved 3,312,492 shares of common stock to permit the conversion of the Series C Preferred.


     Holders of Series C Preferred are entitled to one vote for each share of common stock into which such shares of Series C Preferred may be converted. Each share of Series C Preferred entitles the holder to receive non-cumulative dividends, if and when declared by the Board of Directors, prior to any dividend paid on Series A and Series B Preferred and the common stock. Dividends, if any, on Series C Preferred shall be declared at an annual rate of $0.80 per share. As of December 31, 1998, no dividends have been declared.

     In the event of liquidation, the Series C Preferred has preference over Series A and Series B Preferred and the common stock in the amount of $8.80 per share, plus declared but unpaid dividends.

     As of December 31, 1998, 2,000,000 shares of preferred stock were undesignated.

     Common Stock


     Under the terms of the Plan of Organization, the interests of the members of the LLCs were transferred to autobytel.com inc. in a tax-free transaction. In consideration for their respective ownership interests, the members of ABT and ABTAC received 8,250,000 shares of common stock of Autobytel.com.


     Warrants


     In November 1998, Autobytel.com issued a warrant to purchase 150,000 shares of common stock to an investor in its Series C Preferred in exchange for the investor's commitment to fund organizational and start-up activities related to a Pan-European entity in which Autobytel.com may invest with the investor. The warrant is exercisable at $13.20 per share and expires in November 2001. The warrant was valued at $270, which was expensed in the three months ended December 31, 1998.



     In December 1998, Autobytel.com issued warrants to purchase 289,800 shares of common stock to another investor in its Series C Preferred in exchange for the investor's

                               AUTOBYTEL.COM INC.

commitment to fund organizational and start-up activities related to Pan-European entity in which Autobytel.com may invest with the investor. The warrants are exercisable at $13.20 per share and expire in December 2001. The warrants were valued at $522, which was expensed in the three months ended December 31, 1998.



     In December 1998, Autobytel.com issued a warrant to purchase 300,000 shares of common stock to an investor in exchange for the right to participate in the development of broadband application technology. The warrant is exercisable at $13.20 per share and expires in December 2001. The warrant was valued at $540, and is recorded as a prepaid expense at December 31, 1998.


8. STOCK OPTION PLANS

     1996 Stock Option Plan


     Autobytel.com's 1996 Stock Option Plan (the Option Plan) was approved by the Board of Directors in May 1996. The Option Plan was terminated by a resolution of the Board of Directors in October 1996, at which time 870,555 options had been issued. The Option Plan provided for the granting to employees and directors of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the Code), and for the granting to employees, consultants and directors of nonstatutory stock options. Autobytel.com reserved 1,194,444 shares of common stock for exercise of stock options under the Option Plan. The exercise price of incentive stock options granted under the Option Plan could not be lower than the fair market value of the common stock, and the exercise price of nonstatutory stock options could not be less than 85% of the fair market value of the common stock, as determined by the Board of Directors, on the date of grant. With respect to any participants who, at the time of grant, owned stock that possessed more than 10% of the voting power of all classes of stock of Autobytel.com, the exercise price of any stock option granted to such person was to be at least 110% of the fair market value on the grant date, and the maximum term of such option was five years. The term of all other options granted under the Option Plan did not exceed 10 years. Stock options granted under the Option Plan vest according to vesting schedules determined by the Board of Directors. As of December 31, 1998, options to purchase an aggregate of 206,388 shares of common stock at an exercise price ranging from $0.84 to $0.90 per share were outstanding under the Option Plan.


     1996 Stock Incentive Plan


     Autobytel.com's 1996 Stock Incentive Plan (the Incentive Plan) was approved by the Board of Directors in October 1996, and was amended in November 1996. The Incentive Plan provides for the granting to employees and directors of incentive stock options within the meaning of Section 422 of the Code, and for the granting to employees, directors and consultants of nonstatutory stock options and stock purchase rights. Autobytel.com has reserved a total of 833,333 shares of common stock for issuance under the Incentive Plan. The exercise price of stock options granted under the Incentive Plan cannot be lower than the fair market value of the common stock, as determined by the Board of Directors, on the date of grant. With respect to any participants who, at the time of grant, own stock possessing more than 10% of the voting power of all classes of stock of Autobytel.com, the exercise price of stock options granted to such person must be at least 110% of the fair

                               AUTOBYTEL.COM INC.

market value on the grant date, and the maximum term of such options is five years. The term of all other options granted under the Incentive Plan may be up to 10 years. Stock options granted under the Incentive Plan vest according to vesting schedules determined by the Board of Directors.


     1998 Stock Option Plan



     In December 1998, Autobytel.com adopted the 1998 Stock Option Plan (the 1998 Option Plan). Autobytel.com has reserved 1,500,000 shares under the 1998 Option Plan. The 1998 Option Plan provides for the granting to employees of incentive stock options within the meaning of the Code, and for the granting to employees of nonstatutory stock options. The exercise price of non-statutory options granted under the 1998 Option Plan cannot be lower than 85% of the fair market value of the common stock on the date of grant. The exercise price of all incentive stock options granted cannot be lower than the fair market value on the grant date. With respect to any participants who beneficially own more than 10% of the voting power of all classes of stock of Autobytel.com, the exercise price of any stock option granted to such person must be at least 110% of the fair market value on the grant date, and the maximum term of such option is five years. The term of all other options granted under the 1998 Option Plan may be up to 10 years. Under the 1998 Option Plan, certain nonstatutory stock options (Performance Options) vest over a time period determined by the Board of Directors, however, the vesting could be accelerated based on the performance of Autobytel.com's common stock. In December 1998, the Board of Directors granted Performance Options to purchase 700,000 shares of common stock to its executives at an exercise price of $13.20 per share, which represents the fair market value on the date of grant. These options vest over a seven-year period, but the vesting could be accelerated based on the performance of Autobytel.com's common stock. All other stock options granted under the 1998 Option Plan vest according to vesting schedules determined by the Board of Directors.



     The 1998 Option Plan provides that, unless otherwise provided in the stock option agreement, in the event of any merger, consolidation, or sale or transfer of all or any part of Autobytel.com's business or assets, all rights of the optionee with respect to the unexercised portion of any option shall become immediately vested and may be exercised immediately, except to the extent that any agreement or undertaking of any party to any such merger, consolidation, or sale or transfer of assets makes specific provisions for the assumption of the obligations of Autobytel.com with respect to the 1998 Option Plan.



     During the year ended December 31, 1996, Autobytel.com granted options under the aforementioned plans to purchase an aggregate of 1,568,059 shares of common stock at various exercise prices ranging from $0.90 to $11.25 per share. During the year ended December 31, 1996, Autobytel.com recorded, based upon an independent appraisal obtained by Autobytel.com's Board of Directors, $87 of deferred compensation expense relating to certain options. This amount was amortized over the vesting periods of the options. Amortization of deferred compensation for the years ended December 31, 1996, 1997 and 1998 was $61, $25 and $1, respectively.



     During the year ended December 31, 1997, Autobytel.com granted options to various employees to purchase 853,504 shares of common stock at an exercise price of $13.20 per share.

                               AUTOBYTEL.COM INC.

     During the year ended December 31, 1998, Autobytel.com granted options to various employees to purchase 1,630,340 shares of common stock at an exercise price of $13.20 per share.



     In January 1999, Autobytel.com granted options to Hoshi Printer, Senior Vice President and Chief Financial Officer, to purchase 150,000 shares of common stock at an exercise price of $13.20 per share.


     1996 Employee Stock Purchase Plan


     Autobytel.com's 1996 Employee Stock Purchase Plan (the Purchase Plan) was adopted by the Board of Directors in November 1996. The Purchase Plan, which is intended to qualify under Section 423 of the Code, permits eligible employees of Autobytel.com to purchase shares of common stock through payroll deductions of up to ten percent of their compensation, up to a certain maximum amount for all purchase periods ending within any calendar year. Autobytel.com has reserved a total of 444,444 shares of common stock for issuance under the Purchase Plan. The price of common stock purchased under the Purchase Plan will be 85% of the lower of the fair market value of the common stock on the first or last day of each six month purchase period. Employees may end their participation in the Purchase Plan at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with Autobytel.com. There have been no stock purchases under the Purchase Plan. In January 1999, the Board of Directors ratified the suspension of the Purchase Plan.

                               AUTOBYTEL.COM INC.

     A summary of the status of Autobytel.com's stock options as of December 31, 1996, 1997 and 1998, and changes during such periods is presented below:


                                                                WEIGHTED
                                                                AVERAGE
                                                  NUMBER OF     EXERCISE
                                                   OPTIONS       PRICE
                                                  ----------    --------
Outstanding at December 31, 1995................          --     $   --
Granted.........................................   1,568,059       3.24
Exercised.......................................     (28,148)      0.90
Canceled........................................     (19,353)      0.90
                                                  ----------     ------
Outstanding at December 31, 1996................   1,520,558       3.32
Granted.........................................     853,504      13.20
Exercised.......................................     (39,629)      0.90
Canceled........................................    (156,688)      7.88
                                                  ----------     ------
Outstanding at December 31, 1997................   2,177,745       6.92
Granted.........................................   1,630,340      13.20
Exercised.......................................    (181,012)      0.94
Canceled........................................    (767,733)      6.93
                                                  ----------     ------
Outstanding at December 31, 1998................   2,859,340     $10.87
                                                  ==========     ======
Exercisable at December 31, 1996................     362,958     $ 0.89
                                                  ==========     ======
Exercisable at December 31, 1997................     858,187     $ 2.78
                                                  ==========     ======
Exercisable at December 31, 1998................     738,860     $ 6.42
                                                  ==========     ======
Weighted-average fair value of options granted
  during 1996 whose exercise price is less than
  the market price of the stock on the grant
  date (169,445 options)........................                 $ 2.45
                                                                 ======
Weighted-average fair value of options granted
  during 1996 whose exercise price exceeds the
  market price of the stock on the grant date
  (1,398,614 options)...........................                 $ 1.16
                                                                 ======
Weighted-average fair value of options granted
  during 1997 whose exercise price equals the
  market price of the stock on the grant date
  (853,504 options).............................                 $ 2.73
                                                                 ======
Weighted-average fair value of options granted
  during 1998 whose exercise price equals the
  market price of the stock on the grant date
  (1,630,340 options)...........................                 $ 3.25
                                                                 ======

     The fair value of each option granted through December 31, 1998 is estimated using the Black-Scholes option-pricing model on the date of grant using the following assumptions: (i) no dividend yield, (ii) volatility of effectively zero, (iii) weighted-average risk-free interest rate of approximately 6.70%, 6.18%, and 4.80% for the years ended December 31, 1996, 1997 and 1998, respectively, and (iv) expected life of six years for the years ended December 31, 1996 and 1997 and four to seven years for the year ended December 31, 1998.

                               AUTOBYTEL.COM INC.

     The following table summarizes information about stock options outstanding at December 31, 1998:

                             OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                 -------------------------------------------   --------------------------
                                WEIGHTED
                                AVERAGE          WEIGHTED                     WEIGHTED
                 NUMBER OF   REMAINING LIFE      AVERAGE       NUMBER OF      AVERAGE
EXERCISE PRICE    OPTIONS      (IN YEARS)     EXERCISE PRICE    OPTIONS    EXERCISE PRICE
--------------   ---------   --------------   --------------   ---------   --------------
0$.84.........     166,667        7.5             $ 0.84        166,667        $ 0.84
0.90.........       39,721        7.5               0.90         39,442          0.90
4.50.........      466,666        7.8               4.50        279,444          4.50
11.25........       24,443        7.9              11.25         16,294         11.25
13.20........    2,161,843        9.5              13.20        237,013         13.20
                 ---------        ---             ------        -------        ------
0$.84-$13.20..   2,859,340        9.1             $10.87        738,860        $ 6.42
                 =========        ===             ======        =======        ======


     Had compensation cost for Autobytel.com's stock option grants for its stock-based compensation plans been determined consistent with SFAS No. 123, Autobytel.com's net loss and net loss per share for the years ended December 31, 1996, 1997 and 1998 would approximate the pro forma amounts below:


                                            YEARS ENDED DECEMBER 31,
                                         -------------------------------
                                          1996        1997        1998
                                         -------    --------    --------
Net loss, as reported..................  $(6,035)   $(16,810)   $(19,398)
Net loss per share, as reported........    (0.73)      (2.03)      (2.30)
Net loss, pro forma....................   (6,270)    (17,624)    (21,109)
Net loss per share, pro forma..........    (0.76)      (2.13)      (2.51)

     The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.


 9. SALE OF AUTO-BY-TEL UK LIMITED



     In November 1998, Autobytel.com entered into an agreement with Inchcape Automotive Limited to sell 100 percent of its United Kingdom operations for a nominal cash amount and assumption of liabilities of $1,794. The sale resulted in a gain of $1,408, which is included in other income in the accompanying consolidated statements of operations. In addition, Autobytel.com entered into a License and Service Agreement with Auto-By-Tel UK Limited, under which it will grant a license to use its proprietary software, technology and other business procedures and provide maintenance and support in exchange for minimum annual license and maintenance payments of $850 and $250, respectively, over a 20-year period. No revenues were recognized under the License and Service Agreement in the year ended December 31, 1998. License revenue will be recognized ratably over the term of the agreement. Maintenance revenue will be recognized ratably over the service period. Revenue attributable to significant support will be based on the price charged or derived value of the undelivered elements and will be recognized ratably over the term of the agreement.

                               AUTOBYTEL.COM INC.

10. INCOME TAXES


     Through May 1996, the LLCs were taxed as partnerships under the provisions of the Internal Revenue Code of 1986 (Internal Revenue Code). Under those provisions, Autobytel.com was not subject to corporate income taxes on its taxable income. Instead, Autobytel.com's taxable income or loss was included in the individual income tax returns of its members. Effective May 31, 1996, under the terms of the Plan of Organization, the LLCs were reorganized as a C Corporation under the provisions of the Internal Revenue Code (See Note 1). The reorganization required that Autobytel.com adopt SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred income tax assets and liabilities are determined based on the differences between the book and tax basis of assets and liabilities and are measured using the currently enacted tax rates and laws. The cumulative tax effect of these temporary differences was immaterial at the time of the reorganization.



     No provision for federal income taxes has been recorded as Autobytel.com incurred net operating losses through December 31, 1998. Provision for income taxes included in the accompanying consolidated statements of operations primarily consists of franchise taxes paid to the state of Delaware. As of December 31, 1998, Autobytel.com had approximately $37.1 million and $18.4 million of federal and state net operating loss carryforwards available to offset future taxable income; such carry forwards expire in various years through 2018. Under the Tax Reform Act of 1986, the amounts of and benefits from Autobytel.com's net operating loss carryforwards will likely be limited upon the completion of the initial public offering due to a cumulative ownership change of more than 50% over a three year period. Based on preliminary estimates, management believes the effect of such limitation, if imposed, will not have a material adverse effect on Autobytel.com.



     Net deferred income tax assets, totaling approximately $6.3 million at December 31, 1997 and $15.8 million at December 31, 1998, consist primarily of the tax effect of net operating loss carry forwards, reserves and accrued expenses which are not yet deductible for tax purposes. Autobytel.com has provided a full valuation allowance on these deferred income tax assets because of the uncertainty regarding their realization.


11. RELATED PARTY TRANSACTIONS

     Peter R. Ellis


     In March 1998, Autobytel.com extended a $250 loan to co-founding member and stockholder, Peter R. Ellis. The loan bears interest at 8% per annum compounded annually and principal and accrued interest are due in full in March 2003. The loan is secured by Mr. Ellis's stock in Autobytel.com. In June 1998, Mr. Ellis resigned from Autobytel.com as Chief Executive Officer. In August 1998, Autobytel.com executed a two year agreement with Mr. Ellis to provide advisory services. Under the agreement, Mr. Ellis received $500 in the first year and is entitled to receive $5 per month in the second year of the agreement term. The amounts paid to Mr. Ellis under this agreement are included in operating expenses in the accompanying consolidated statements of operations.

                               AUTOBYTEL.COM INC.

12. BUSINESS SEGMENT


     Autobytel.com conducts its business within one business segment, which is defined as providing online vehicle purchasing and other related services.


13. SUBSEQUENT EVENTS

     Proposed Initial Public Offering


     In January 1999, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission to permit Autobytel.com to sell shares of its common stock in connection with the proposed initial public offering (IPO). If the offering is consummated under the terms presently anticipated, the Series A, the Series B and the Series C Preferred (collectively Preferred Stock) outstanding at December 31, 1998 will automatically convert to common stock upon closing of the IPO (See Note 7).


     1999 Stock Option Plan


     In January 1999, the Board of Directors adopted the 1999 Stock Option Plan (the 1999 Option Plan). Autobytel.com has reserved 1,800,000 shares under the 1999 Option Plan. The 1999 Option Plan provides for the granting of stock options to key employees of Autobytel.com. Under the 1999 Option Plan, not more than 1,000,000 shares may be granted after March 31, 1999. The 1999 Option Plan provides for an automatic grant of an option to purchase 20,000 shares of common stock to each non-employee director on the date on which the person first becomes a non-employee director. In each successive year the non-employee director shall automatically be granted an option to purchase 5,000 shares on November 1 of each subsequent year provided the non-employee director has served on the Board for at least six months. Each option shall have a term of 10 years. Such options vest in their entirety and become exercisable on the first anniversary of the grant date, provided that the optionee continues to serve as a director on such date and the exercise price per share shall be 100% of the fair market value of Autobytel.com's common stock on the date of grant. The 1999 Option Plan is identical in all other material respects to the 1998 Option Plan.



     Rescission Offer for Stock Options Granted in Excess of the 1996 Incentive Plan Limit



     From May 1997 to January 1999, Autobytel.com issued grants of incentive stock options in excess of the plan limit of 833,333 shares. Subsequent to December 31, 1998, Autobytel.com offered to exchange the affected options for a cash payment or a new grant of incentive stock options under the 1999 Option Plan. In 1999, Autobytel.com has resolved this matter without a material impact on its financial statements. Total cash payments were less than $10. The new stock options were granted at the fair market value at the date of the new grant, which equaled the exercise price of the original options. All other significant provisions associated with the options remained the same.

[The inside back cover of the prospectus depicts a map of the United States with dots generally representing the territories covered by United States dealers participating in the Autobytel.com network.]

------------------------------------------------------

------------------------------------------------------

YOU MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR SALE OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THESE SHARES OF COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

                               ------------------

                               TABLE OF CONTENTS


                                          PAGE
                                          ----
Prospectus Summary......................    3
Risk Factors............................    6
Use of Proceeds.........................   19
Dividend Policy.........................   19
Capitalization..........................   20
Dilution................................   21
Selected Consolidated Financial Data....   22
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................   23
Business................................   33
Management..............................   48
Financings and Related Party
  Transactions..........................   61
Principal and Selling Stockholders......   65
Description of Capital Stock............   67
Shares Eligible for Future Sale.........   70
Certain United States Tax Considerations
  for Non-U.S. Holders..................   72
Underwriting............................   77
Legal Matters...........................   79
Experts.................................   79
Additional Information..................   79
Index to Consolidated Financial
  Statements............................  F-1


                               ------------------

UNTIL            , 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
THAT BUY, SELL OR TRADE THESE SHARES OF COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------


                                4,500,000 SHARES


                                      LOGO

                               AUTOBYTEL.COM INC.

                                  COMMON STOCK
                              -------------------
                                   PROSPECTUS
                              -------------------
                                 BT ALEX. BROWN
                                LEHMAN BROTHERS
                            PAINEWEBBER INCORPORATED

                               ------------------

                                            , 1999

------------------------------------------------------
------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid in connection with the sale of the common stock being registered, all of which will be paid by the Registrant. All amounts are estimates except the SEC registration, NASD and Nasdaq filing fees.


SEC Registration fee.......................................  $   26,000
NASD filing fee............................................       9,000
Nasdaq National Market listing fee.........................      95,000
Blue Sky fees and expenses.................................       5,000
Accounting fees and expenses...............................     453,000
Legal fees and expenses....................................     585,000
Transfer agent and registrar fees..........................      15,000
Printing and engraving expenses............................     300,000
Miscellaneous expenses.....................................      77,000
                                                             ----------
          Total............................................  $1,565,000
                                                             ==========


-------------------------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS



     Section 145 of the Delaware Law General Law ("Delaware Law") and Autobytel.com's certificate of incorporation provide for indemnification of Autobytel.com's directors and officers in a variety of circumstances which may include liabilities under the Securities Act. Article IX of Autobytel.com's certificate of incorporation provides that Autobytel.com shall indemnify to the full extent permitted by the laws of Delaware, as from time to time in effect, the persons described in Section 145 of Delaware Law.



     The general effect of the provisions in our certificate of incorporation and Delaware Law is to provide that we shall indemnify our directors and officers against all liabilities and expenses actually and reasonably incurred in connection with the defense or settlement of any judicial or administrative proceedings in which they have become involved by reason of their status as corporate directors or officers, if they acted in good faith and in the reasonable belief that their conduct was neither unlawful (in the case of criminal proceedings) nor inconsistent with the best interests of Autobytel.com. With respect to legal proceedings by or in the right of Autobytel.com in which a director or officer is adjudged liable for improper performance of his duty to Autobytel.com or another enterprise which such person served in a similar capacity at the request of Autobytel.com, indemnification is limited by such provisions to that amount which is permitted by the court.



     We will maintain officers' and directors' liability insurance which will insure against liabilities that our officers and directors may incur in such capacities. We have also entered into indemnification agreements with its directors and officers.



     Reference is made to the Proposed Form of Underwriting Agreement filed as
Exhibit 1.1 which provides for indemnification of the directors and officers of Autobytel.com signing the Registration Statement and certain controlling persons of

Autobytel.com against certain liabilities, including those arising under the Securities Act in certain instances, of the Underwriters.


ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES


     Since Autobytel.com's inception, Autobytel.com has made the following sales of securities that were not registered under the Securities Act:



           1. On May 31, 1996, Autobytel.com issued and sold 8,250,000 shares of common stock in exchange for membership interests in Autobytel LLC and Autobytel Acceptance Corporation LLC.



           2. During the period from May 18, 1996 through December 31, 1998, Autobytel.com granted options to purchase an aggregate of 2,847,496 shares of common stock pursuant to the 1996 Stock Option Plan, 1996 Stock Incentive Plan and 1998 Stock Option Plan of which 248,788 options have been exercised.



           3. On August 20, 1996, Autobytel.com issued and sold 1,500,000 shares of series A preferred stock in a private placement for an aggregate consideration of $15.0 million in cash and cancellation of indebtedness. In connection with such financing, Autobytel.com issued (i) 200,000 shares to ContiTrade Services L.L.C. in exchange for $2.0 million in cash, (ii) 400,000 shares to National Union Fire Insurance company of Pittsburgh, PA in exchange for $4.0 million in cash, (iii) 800,000 shares to General Electric Capital Corporation in exchange for $8.0 million in cash, and (iv) 100,000 shares to Michael Fuchs in exchange for $1.0 million in cash and cancellation of indebtedness.



           4. On August 26, 1996, Autobytel.com issued and sold 6,667 shares to a consultant of Autobytel.com.



           5. On January 30, 1997, Autobytel.com issued and sold 967,915 shares of series B preferred stock in a private placement for an aggregate consideration of $9.05 million in cash. In connection with such financing, Autobytel.com issued (i) 133,690 shares to ContiTrade Services L.L.C. in exchange for $1.25 million in cash, (ii) 267,380 shares to National Union Fire Insurance Company of Pittsburgh, PA in exchange for $2.5 million in cash, (iii) 534,760 shares to General Electric Capital Corporation in exchange for $5.0 million in cash, (iv) 32,085 shares to Michael Fuchs in exchange for $300 thousand in cash.



           6. On October 21, 1997, Autobytel.com issued and sold 1,477,274 shares of series C preferred stock in a private placement for an aggregate consideration of $13.0 million in cash. In connection with such financing, Autobytel.com issued (i) 681,819 shares to General Electric Capital Corporation in exchange for approximately $6.0 million in cash; (ii) 227,273 shares to National Union Fire Insurance Company of Pittsburgh in exchange for approximately $2.0 million in cash; and (iii) 568,182 shares to Tozer Kemsley and Millbourn Automotive Ltd., a unit of Inchcape Motors International plc in exchange for approximately $5.0 million in cash.



           7. On January 30, 1998, Autobytel.com issued to John M. Markovich a warrant to purchase 33,333 shares of common stock of Autobytel.com (after adjustment for the Reverse Split) at an exercise price of $11.25 per share. The warrant expires on January 30, 2003.



           8. On April 20, 1998, Autobytel.com entered into a transaction with National Broadcasting Company, Inc. ("NBC") whereby Autobytel.com issued and sold 56,776 shares of series C preferred stock in exchange for prime time advertisement spots with a fair market value of not less than $499,629.



           9. On May 7, 1998 Autobytel.com issued and sold 568,182 shares of series C preferred stock to Bilia AB in a private placement for a total consideration of approximately $5.0 million in cash.



          10. On October 30, 1998, Autobytel.com entered into another transaction with NBC whereby Autobytel.com issued and sold 64,233 shares of Series C Stock in exchange for prime time advertisement spots with a fair market value of not less than $565,250.



          11. On November 10, 1998, Autobytel.com issued and sold 568,182 shares of Series C Stock to Invision AG for a total consideration of approximately $5,000,000 in cash.



          12. On November 10, 1998, Autobytel.com issued to Invision AG a warrant to purchase an aggregate of 150,000 shares of common stock of Autobytel.com at an exercise price of $13.20 per share. This warrant expires on November 10, 2001.



          13. On December 16, 1998, Autobytel.com issued and sold 643,182 shares of Series C Stock to Aureus Private Equity AG for a total consideration of approximately $5,660,000 in cash.



          14. On December 16, 1998, Autobytel.com issued to Aureus Private Equity AG a warrant to purchase an aggregate of 169,800 shares of common stock of Autobytel.com at an exercise price of $13.20 per share. This warrant expires on December 16, 2001.



          15. On December 21, 1998, Autobytel.com issued and sold 1,136,364 shares of Series C Stock to MediaOne Interactive Services, Inc. for a total consideration of approximately $10,000,000 in cash.



          16. On December 21, 1998, Autobytel.com issued to MediaOne Interactive Services, Inc. a warrant to purchase an aggregate of 300,000 shares of common stock of Autobytel.com at an exercise price of $13.20 per share. This warrant expires on December 21, 2001.



          17. On December 23, 1998, Autobytel.com issued an additional warrant to Aureus Private Equity AG to purchase 120,000 shares of common stock of Autobytel.com at an exercise price of $13.20 per share. This warrant expires on December 23, 2001.



          18. On December 24, 1998, Autobytel.com issued and sold an additional 454,545 shares of Series C Stock to Aureus Private Equity AG for a total consideration of approximately $4,000,000 in cash.



          19. On December 30, 1998, Autobytel.com issued and sold 1,000 shares of Common Stock to Mr. Kaplan for a total consideration of $13,200 in cash.



     None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and Autobytel.com believes that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. We did not engage in any general solicitation in connection with such sales and, other than Rule 701 issuances, believe that each acquiror qualifies as an "accredited investor" under Rule 501. In addition, the recipients in such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     a. Exhibits


    NUMBER                            DESCRIPTION
    ------                            -----------
     1.1*     Form of Underwriting Agreement
     3.1      Amended and Restated Certificate of Incorporation of
              autobytel.com inc. certified by the Secretary of State of
              Delaware (filed December 14, 1998 and amended March 1, 1999)
     3.2      Amended and Restated Bylaws of autobytel.com inc.
     4.1      Form of Stock Certificate
     4.2**    Amended and Restated Investors' Rights Agreement dated
              October 21, 1997, as amended from time to time, between
              autobytel.com inc. and the Investors named in Exhibit A
              thereto
     4.3      Form of Lock-Up Agreement
     5.1**    Opinion and Consent of Paul, Hastings, Janofsky & Walker LLP
     9.1**    Voting Proxy dated January 11, 1999 by Peter R. Ellis
    10.1**    Form of Indemnification Agreement between autobytel.com inc.
              and its directors and officers
    10.2**    Employment Agreement dated July 1, 1998 between
              autobytel.com inc. and Mark W. Lorimer
    10.3*     Employment Agreement dated December 17, 1998 between
              autobytel.com inc. and Anne Delligatta
    10.4      Amended and Restated Employment and Severance Agreement
              dated March 4, 1999 between autobytel.com inc. and Michael
              J. Lowell
    10.5**    1996 Stock Option Plan and related agreements
    10.6**    1996 Stock Incentive Plan and related agreements
    10.7**    1996 Employee Stock Purchase Plan
    10.8**    1998 Stock Option Plan
    10.9**    Marketing Agreement dated July 22, 1996, as amended on July
              23, 1996, by and among Auto-By-Tel Acceptance Corporation, a subsidiary of the Registrant ("ABTAC"), the Registrant, as guarantor of the obligations of ABTAC, and AIU Insurance
              Company, American International South Insurance Company,
              American Home Assurance Company, American International
              Insurance Company, American International Insurance Company
              of California, Inc., Illinois National Insurance Company,
              Minnesota Insurance Company, National Union Fire Insurance
              Company of Pittsburgh, PA and the Insurance Company of the
              State of Pennsylvania
    10.10**   Marketing Agreement dated February 8, 1996 between
              Auto-By-Tel, LLC and Edmund Publications Corp.
    10.11**   Amendment to Marketing Agreement dated February 8, 1996
              between Edmund Publications Corp. and the Registrant
    10.12**   Form of Dealership Agreements

    NUMBER                            DESCRIPTION
    ------                            -----------
    10.13**   Financing Inquiry Referral Agreement dated October 25, 1996 among Auto-By-Tel, Inc, as guarantor, Auto-By-Tel Acceptance
              Corporation and Chase Manhattan Automotive Finance
              Corporation
    10.14**   Marketing and Application Processing Agreement dated
              February 1, 1997 between General Electric Capital Auto
              Financial Services, Inc., Auto-By-Tel Acceptance Corporation
              ("ABTAC") and Auto-By-Tel, Inc., as guarantor
    10.15     Content License and Channel Sponsorship Term Sheet dated
              September 12, 1997 between Excite, Inc. and Auto-By-Tel
    10.16**   Data License and Web Site Agreement dated April 1, 1997
              between IntelliChoice, Inc. and Auto-By-Tel Marketing
              Corporation and the Registrant
    10.17**   Kelley Blue Book/Auto-By-Tel Agreement dated November 19,
              1997, as amended July 1, 1998, between Kelley Blue Book and
              Auto-By-Tel Corporation
    10.18**   Listings Distribution, Sponsorship, Display Advertising and
              Network Affiliation Agreement dated May 29, 1997 between
              Classifieds2000, Inc. and Auto-By-Tel Corporation
    10.19**   License Agreement dated June 4, 1998 among J.D. Power and
              Associates, Auto-By-Tel Marketing Corporation, and the
              Registrant
    10.20**   Site Page Sponsorship and Commission Agreement dated June
              25, 1997, between Auto-By-Tel Marketing Corporation and AT&T
              Corporation
    10.21**   Letter agreement dated April 1, 1997, between Auto-By-Tel
              Marketing Corporation and NBC Multimedia Inc.
    10.22     Sponsorship Agreement, dated as of June 24, 1998, between
              Excite, Inc. and Auto-By-Tel Corporation
    10.23**   License and Services Agreement dated August 7, 1998 between
              autobytel.com inc. and Auto-By-Tel AB
    10.24**   License and Services Agreement dated November 23, 1998
              between autobytel.com inc. and Auto-by-Tel UK Limited
    10.25**   Share Purchase Agreement dated November 23, 1998 between
              autobytel.com inc. and Inchcape Automotive Limited
    10.26**   Financing Inquiry Referral Agreement dated December 31, 1998 between Provident Bank, Auto-By-Tel Acceptance Corporation and autobytel.com inc., as guarantor
    10.27**   Procurement and Trafficking Agreement dated September 24,
              1998 between DoubleClick Inc. and autobytel.com inc.
    10.28**   Loan Agreement dated November 18, 1998 between Ann Benvenuto and autobytel.com inc.
    10.29**   Advisory Agreement dated August 20, 1998 between
              autobytel.com inc. and Peter R. Ellis
    10.30**   1999 Stock Option Plan
    10.31**   Form of Gold Term Subscription Agreement
    10.32**   Form of Platinum Term Continuation Rider
    10.33     Marketing Agreement dated February 18, 1999 between
              autobytel.com inc. and Lycos, Inc.

    NUMBER                            DESCRIPTION
    ------                            -----------
    11.1**    Statement Regarding Computation of Per Share Earnings
    21.1      Subsidiaries of autobytel.com inc.
    23.1      Consent of Arthur Andersen LLP, Independent Public
              Accountants
    23.2**    Consent of Paul, Hastings, Janofsky & Walker LLP (reference is made to Exhibit 5.1)
    23.3*     Consent of CNW Marketing Research
    24.1      Power of Attorney (reference is made to the signature page)
    27.1**    Financial Data Schedule


-------------------------
* To be filed by Amendment.
** Previously filed.

     (b) Financial Statement Schedules

ITEM 17. UNDERTAKINGS

     (a) The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act (sec. 230.424(b)(1) or (4) or 230.497(h)) shall be deemed to be part of this Registration Statement as of the time the Commission declared it effective.

          (2) For purposes of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement for the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Irvine, State of California, on March 5, 1999.


                                          autobytel.com inc.

                                          By:      /s/ MARK W. LORIMER
                                             -----------------------------------
                                              Name: Mark W. Lorimer
                                              Title: Chief Executive Officer,
                                                    President and
                                                         Director

                               POWER OF ATTORNEY


     KNOW ALL PERSONS BY THESE PRESENTS, that Richard Post constitutes and appoints Mark W. Lorimer and Hoshi Printer, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for Richard Post and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any other regulatory authority, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as Richard Post might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or such person's substitute or substitutes, may lawfully do or cause to be done by virtue hereof.



                /s/ RICHARD POST                  Director                March 5, 1999
------------------------------------------------
                  Richard Post



     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:



                      NAME                                TITLE                 DATE
                      ----                                -----                 ----
                       *                          Chairman of the Board   March 5, 1999
------------------------------------------------  and Director
                 Michael Fuchs

                       *                          Director                March 5, 1999
------------------------------------------------
                Jeffrey H. Coats

                       *                          Director                March 5, 1999
------------------------------------------------
                 Mark N. Kaplan

                      NAME                                TITLE                 DATE
                      ----                                -----                 ----
                       *                          Director                March 5, 1999
------------------------------------------------
                Kenneth J. Orton

                       *                          Executive Vice          March 5, 1999
------------------------------------------------  President and Director
                Robert S. Grimes

              /s/ MARK W. LORIMER                 Chief Executive         March 5, 1999
------------------------------------------------  Officer, President and
                Mark W. Lorimer                   Director (Principal
                                                  Executive Officer)

               /s/ HOSHI PRINTER                  Senior Vice President   March 5, 1999
------------------------------------------------  and Chief Financial
                 Hoshi Printer                    Officer (Principal
                                                  Financial Officer and
                                                  Principal Accounting
                                                  Officer)

                       *                          Executive Vice          March 5, 1999
------------------------------------------------  President and Chief
               Ann M. Delligatta                  Operating Officer

                       *                          Director                March 5, 1999
------------------------------------------------
                   Peter Titz

                /s/ RICHARD POST                  Director                March 5, 1999
------------------------------------------------
                  Richard Post

         *By: /s/        HOSHI PRINTER
    ---------------------------------------
        Hoshi Printer, Attorney-in-Fact

                                 EXHIBIT INDEX


                                                                       SEQUENTIALLY
                                                                         NUMBERED
                                                                           PAGE
    NUMBER                          DESCRIPTION                           NUMBER
    ------                          -----------                        ------------
     1.1*      Form of Underwriting Agreement
     3.1       Amended and Restated Certificate of Incorporation of
               autobytel.com inc. certified by the Secretary of State
               of Delaware (filed December 14, 1998 and amended March
               1, 1999)
     3.2       Amended and Restated Bylaws of autobytel.com inc.
     4.1       Form of Stock Certificate
     4.2**     Amended and Restated Investors' Rights Agreement dated
               October 21, 1997 as amended from time to time, between
               autobytel.com inc. and the Investors named in Exhibit
               A thereto
     4.3       Form of Lock-Up Agreement
     5.1**     Opinion and Consent of Paul, Hastings, Janofsky &
               Walker LLP
     9.1**     Voting Proxy dated January 11, 1999 by Peter R. Ellis
    10.1**     Form of Indemnification Agreement between
               autobytel.com inc. and its directors and officers
    10.2**     Employment Agreement dated July 1, 1998 between
               autobytel.com inc. and Mark W. Lorimer
    10.3*      Employment Agreement dated December 17, 1998 between
               autobytel.com.inc. and Anne Delligatta
    10.4       Amended and Restated Employment and Severance
               Agreement dated March 5, 1999 between
               autobytel.com.inc. and Michael J. Lowell
    10.5**     1996 Stock Option Plan and related agreements
    10.6**     1996 Stock Incentive Plan and related agreements
    10.7**     1996 Employee Stock Purchase Plan
    10.8**     1998 Stock Option Plan
    10.9**     Marketing Agreement dated July 22, 1996, as amended on
               July 23, 1996, by and among Auto-By-Tel Acceptance
               Corporation, a subsidiary of the Registrant ("ABTAC"),
               the Registrant, as guarantor of the obligations of
               ABTAC, and AIU Insurance Company, American
               International South Insurance Company, American Home
               Assurance Company, American International Insurance
               Company, American International Insurance Company of
               California, Inc., Illinois National Insurance Company,
               Minnesota Insurance Company, National Union Fire
               Insurance Company of Pittsburgh, PA and the Insurance
               Company of the State of Pennsylvania
    10.10**    Marketing Agreement dated February 8, 1996 between
               Auto-By-Tel, LLC and Edmund Publications Corp.

                                                                       SEQUENTIALLY
                                                                         NUMBERED
                                                                           PAGE
    NUMBER                          DESCRIPTION                           NUMBER
    ------                          -----------                        ------------
    10.11**    Amendment to Marketing Agreement dated February 8,
               1996 between Edmund Publications Corp. and the
               Registrant
    10.12**    Form of Dealership Agreements
    10.13**    Financing Inquiry Referral Agreement dated October 25,
               1996 among Auto-By-Tel, Inc, as guarantor, Auto-By-Tel
               Acceptance Corporation and Chase Manhattan Automotive
               Finance Corporation
    10.14**    Marketing and Application Processing Agreement dated
               February 1, 1997 between General Electric Capital Auto
               Financial Services, Inc., Auto-By-Tel Acceptance
               Corporation ("ABTAC") and Auto-By-Tel, Inc., as
               guarantor
    10.15      Content License and Channel Sponsorship Term Sheet
               dated September 12, 1997 between Excite, Inc. and
               Auto-By-Tel
    10.16**    Data License and Web Site Agreement dated April 1,
               1997 between IntelliChoice, Inc. and Auto-By-Tel
               Marketing Corporation and the Registrant
    10.17**    Kelley Blue Book/Auto-By-Tel Agreement dated November
               19, 1997, as amended July 1, 1998, between Kelley Blue
               Book and Auto-By-Tel Corporation
    10.18**    Listings Distribution, Sponsorship, Display
               Advertising and Network Affiliation Agreement dated
               May 29, 1997 between Classifieds2000, Inc. and
               Auto-By-Tel Corporation
    10.19**    License Agreement dated June 4, 1998 among J.D. Power
               and Associates, Auto-By-Tel Marketing Corporation, and
               the Registrant
    10.20**    Site Page Sponsorship and Commission Agreement dated
               June 25, 1997, between Auto-By-Tel Marketing
               Corporation and AT&T Corporation
    10.21**    Letter agreement dated April 1, 1997, between
               Auto-By-Tel Marketing Corporation and NBC Multimedia
               Inc.
    10.22      Sponsorship Agreement, dated as of June 24, 1998,
               between Excite, Inc. and Auto-By-Tel Corporation
    10.23**    License and Services Agreement dated August 7, 1998
               between autobytel.com inc. and Auto-By-Tel AB
    10.24**    License and Services Agreement dated November 23, 1998
               between autobytel.com inc. and Auto-by-Tel UK Limited
    10.25**    Share Purchase Agreement dated November 23, 1998
               between autobytel.com inc. and Inchcape Automotive
               Limited
    10.26**    Financing Inquiry Referral Agreement dated December
               31, 1998 between Provident Bank, Auto-By-Tel
               Acceptance Corporation and autobytel.com inc., as
               guarantor

                                                                       SEQUENTIALLY
                                                                         NUMBERED
                                                                           PAGE
    NUMBER                          DESCRIPTION                           NUMBER
    ------                          -----------                        ------------
    10.27**    Procurement and Trafficking Agreement dated September
               24, 1998 between DoubleClick Inc. and autobytel.com
               inc.
    10.28**    Loan Agreement dated November 18, 1998 between Ann
               Benvenuto and autobytel.com inc.
    10.29**    Advisory Agreement dated August 20, 1998 between
               autobytel.com inc. and Peter R. Ellis
    10.30**    1999 Stock Option Plan
    10.31**    Form of Gold Term Subscription Agreement
    10.32**    Form of Platinum Term Continuation Rider
    10.33      Marketing Agreement dated February 18, 1999 between
               autobytel.com inc. and Lycos, Inc.
    11.1**     Statement Regarding Computation of Per Share Earnings
    21.1       Subsidiaries of autobytel.com inc.
    23.1       Consent of Arthur Andersen LLP, Independent Public
               Accountants
    23.2**     Consent of Paul, Hastings, Janofsky & Walker LLP
               (reference is made to Exhibit 5.1)
    23.3*      Consent of CNW Marketing Research
    24.1       Power of Attorney (reference is made to the signature
               page)
    27.1**     Financial Data Schedule


-------------------------
*  To be filed by Amendment.

** Previously filed.